Ingersoll Rand

2025

Annual Report


VALUES
STRATEGIC IMPERATIVES
EXECUTION
We foster inspired teams
We are bold in our aspirations while moving forward with humility and integrity
We think and act like owners
We are committed to making our customers successful
Deploy Talent
Accelerate Growth
Lead Sustainably
Expand Margins
Allocate Capital Effectively
INGERSOLL RAND
IRX
EXECUTION EXCELLENCE

Contents

Ingersoll Rand Inc. (NYSE:IR), driven by an entrepreneurial spirit and ownership mindset, is dedicated to Making Life Better for our employees, customers, shareholders, and planet. Customers lean on us for exceptional performance and durability in mission-critical flow creation and life science and industrial solutions. Supported by over 80+ respected brands, our products and services excel in the most complex and harsh conditions. Our employees develop customers for life through their daily commitment to expertise, productivity, and efficiency. For more information, visit www.IRCO.com.

Introduction

Ingersoll Rand is driven by an entrepreneurial spirit and ownership mindset and is dedicated to Making Life Better for our employees, customers, shareholders, and planet.

Customers lean on us for exceptional performance and durability in mission-critical flow creation and life science and industrial solutions.

Our success is made possible by our 21,700+ employees (and counting!). Powered by an ownership mindset and more than 165 years of expertise, we are driving differentiated performance with purpose.

Our Purpose

Lean on us to help you make life better is deeply embedded in all that we do. We wake up each and every day with the goal of Making Life Better for our employees, our customers, our shareholders, and our planet.

 **For our Employees**

 **For our Customers**

 **For our Shareholders**

 **For our Planet**

Dear Shareholders,

2025 strengthened Ingersoll Rand as a durable compounding business, delivering consistent growth, strong free cash flow, and disciplined capital allocation in a dynamic environment. Orders grew 9% year-over-year, and revenues increased 6%. Free Cash Flow (FCF) exceeded $1.2 billion.[1] Additionally, we deployed $525 million into strategic acquisitions while returning more than $1 billion to shareholders through dividends and share repurchases.

These results reflect our identity as a **growth compounder**, a company focused on durable, long-term value creation. Our guiding principles include a culture driven by an ownership mindset, the Ingersoll Rand Execution Excellence (IRX)® business system, a disciplined approach towards mergers and acquisitions (M&A), and our commitment to organic growth. These guide every decision we make, powered our achievements in 2025, and continue to shape our future.



Vicente Reynal
Chairman and
Chief Executive Officer

A culture of ownership and engagement

Our **ownership culture** is a competitive advantage that directly translates into performance. When employees think and act like owners, we see stronger execution, better discipline, and higher returns on capital. Through our **Ownership Works** program, we align employees with shareholders by providing equity participation after one year of service, whether they joined as a new hire or through an acquisition.[2] This program reinforces each person's stake in the company and recognizes the difference their work makes to our shared goals — aligning their interests with shareholders.

In 2025, we granted equity to more than 3,600 employees. The Ownership Works program, now valued at approximately $1 billion since its inception,[3] reinforces accountability, engagement, and long-term value creation.

Our people remain the greatest asset in our growth journey, and we are committed to creating an environment where everyone feels valued and supported. In the past year, we continued leadership development programs and introduced new tools and capabilities powered by artificial intelligence. Through professional development and skills-based learning, we provide opportunities for growth at every stage of our employees' careers.

Employee engagement continues to be a priority, and the results speak for themselves. Our annual engagement survey score placed us among the top 10% of manufacturing organizations for the fourth consecutive year.[4] Additionally, we continue to earn Great Place to Work certifications in multiple countries and received several country-specific HR awards, reflecting our commitment to building a workplace where people thrive.

[1] Non-GAAP measure (definitions and/or reconciliations in Annex A). [2] Employees must be full-time and have one year of service to be eligible. Not available to employees who participate in the Company's management equity program or where prohibited by local law or regulation or where such grant is required to be bargained for with an employee union unless such grant is agreed to as part of such bargaining. [3] Represents the value of all Ownership Works grants, Merger grants, and IPO grants at their respective grant dates through December 31, 2025 calculated as the increase in value of all Ownership Works grants, Merger grants, and IPO grants from their respective grant date through December 31, 2025. Assumes all employees have held the grants as of December 31, 2025. [4] Employee Engagement Survey from third-party provider Glint, who administers the survey and provides comparable employee engagement survey figures.

IRX: Our operating system for success

IRX is our core operating advantage, enabling **speed, transparency, and repeatability** across the organization. It allows us to identify issues early, act quickly, and scale best practices across the enterprise, particularly in integrating acquisitions and driving margin expansion.

In 2025, more than 7,500 employees participated in weekly execution cadences, reinforcing a culture of accountability and results.[5] IRX ensures issues surface quickly and solutions happen fast, creating immediate and sustained progress. IRX is a critical element to our continued resilience and success as a growth compounder.

Fueling growth through disciplined capital deployment

Capital allocation remains our most important lever for long-term value creation. We follow a clear and consistent framework:

1. Reinvest in high-return organic growth

2. Execute disciplined, programmatic M&A

3. Return excess capital to shareholders

Our disciplined M&A process focuses on cultivating proprietary opportunities, typically founder-owned companies, acquired at attractive multiples and enhanced through IRX execution. We have a robust pipeline that supports our continued ability to drive programmatic M&A.

Since the Merger in 2020[6], we have completed 75 acquisitions and welcomed thousands of new employees using the IRX process. What we do in the first 100 days after acquiring a new business matters, so we focus on acceleration, not just integration. IRX enables us to focus quickly and maximize cohesion and collaboration, making every acquisition count.

Our capital-light business model has generated strong FCF, which we have deployed into M&A, share repurchases, and dividends, and we expect similar deployment in the future.

Driving sustainable growth

Since the Merger, we have:

• Delivered a 12% revenue compound annual growth rate (CAGR)

• Expanded Adjusted EBITDA margins by 590 basis points[7]

• Grown FCF at a 10% CAGR[7]

We operate in large, fragmented markets with a total addressable market exceeding $75 billion, providing a long runway for continued growth.[8] As global demand increases for productivity-enhancing solutions that drive the cost of energy and water consumption lower, advance infrastructure applications closer to customer consumption, and accelerate healthcare innovation, the need for our market-leading technologies and innovative solutions will continue to grow. Our products are mission-critical to our customers' own value-generating processes, which we believe establishes us an indispensable partner in their success.

We talk a lot about controlling what we can control, and we hold ourselves accountable to that ethos through two key initiatives: growing **recurring revenue** and driving **Demand Generation Excellence (DGX)**.

In 2025, we grew recurring revenue to more than $450 million — a 40% increase from 2024 — moving us closer to our long-term 2023 Investor Day goal of $1 billion by the end of 2027. These services and solutions provide predictable support and maximize uptime, creating long-term value for our customers.

Our DGX capabilities, which consist of proprietary growth enablers designed to capture market share, are a critical differentiator for driving top-line growth and improving salesforce productivity. These capabilities give us greater control over our future, allowing us to shift our end-market focus to higher-growth opportunities.

[5] Management estimates. [6] On February 29, 2020, Gardner Denver Holdings, Inc. closed on the acquisition of Ingersoll Rand plc's Industrial segment (the "Merger") and changed its name to Ingersoll Rand Inc. [7] Non-GAAP measure (de initions and/or reconciliations in Annex A). Comparison to 2020 is based on Adjusted Free Cash Flow. [8] Management estimates.

We continue to drive sustainable growth through innovative offerings that deliver immediate customer value while improving safety, efficiency, and circularity. From energy-efficient compressors that lower operating costs to water treatment technologies that protect and reuse vital energy and water resources, our cutting-edge product and service offerings enable customers to advance their own sustainability goals through high-efficiency equipment or system optimization. We remain committed to our 2030-2050 environmental, health, and safety targets and to making a positive impact on the communities we serve.[9]

Built for long-term value creation

Every day, everything we do at Ingersoll Rand is rooted in our purpose of Making Life Better. Our efforts are anchored in five strategic imperatives: Deploy Talent, Accelerate Growth, Lead Sustainably, Expand Margins, and Allocate Capital Effectively. They are the foundation of a company built for sustainable, long-term value creation.

As you read this report, you will see why we are confident we have the right foundation for continued success. With industry-leading products and services, trusted brands, and a culture built on winning together, we are well positioned to deliver long-term value and make a meaningful impact for our people, our customers, our shareholders, and our planet for years to come.

Vicente Reynal
Chairman and Chief Executive Officer



[9] See page 10 of our 2024 Sustainability Report for further discussion of these targets.

Segment Overviews

Industrial Technologies & Services (IT&S)

Broad range of compressor, vacuum, blower, and air treatment solutions as well as industrial technologies including power tools and lifting equipment.

Revenue	**$6.1B**
Adj. EBITDA Margin	**28.9%**
Adj. EBITDA	**$1.7B**



Precision & Science Technologies (P&ST)

Mission-critical precision liquid, gas, air, and powder handling technologies for life sciences and industrial applications as well as aerospace and defense applications.

Revenue	**$1.6B**
Adj. EBITDA Margin	**30%**
Adj. EBITDA	**$0.5B**



2025 Highlights

"Our results reflect Ingersoll Rand's identity as a growth compounder, a company focused on durable, long-term value creation. Our guiding principles include a culture driven by an ownership mindset, the Ingersoll Rand Execution Excellence (IRX)® business system, a disciplined approach towards mergers and acquisitions, and our commitment to organic growth."

Vicente Reynal
Chairman and Chief Executive Officer



21,700+

Employees worldwide

A global workforce supporting customers across the Americas, EMEIA, and APAC

~$1B

The approximate value of Ownership Works, Merger, and IPO grants[10]

16

Acquisitions completed in 2025

Expanding capabilities and strengthening our global portfolio

U.S.

Canada

Ireland

U.K.

Mexico

Brazil

Italy

Greece

China

[10] Represents the value of all Ownership Works grants, Merger grants, and IPO grants at their respective grant dates through December 31, 2025, calculated as the increase in value of all Ownership Works grants, Merger grants, and IPO grants from their respective grant date through December 31, 2025. Assumes all employees have held the grants as of December 31, 2025.

Comparison of 5-year cumulative total return[11]

Among Ingersoll Rand, the Russell 2000 Index,
the S&P 500 Index and the S&P 500 Industrials Index



Ingersoll Rand **Russell 2000** **S&P 500** **S&P 500 Industrials**

$100 $135 $114 $170 $199 $174

12/20 12/21 12/22 12/23 12/24 12/25

Free Cash Flow Margin[12,13]	Adj. EBITDA Margin[13]	Orders	Revenue	Adj. EPS[13]
15.9% YoY	27.4% YoY	+9% YoY	+6% YoY	+2% YoY

Revenue by Business Type and Region
As of 12/31/2025



APAC **16%**
EMEIA **34%**
Americas **50%**

Equipment **64%** Aftermarket **36%**

Revenue Growth ($B)



$7.7

$4.3 $5.2 $5.9 $6.9 $7.2

12% CAGR[13,14]

2020 2021 2022 2023 2024 2025

[11] $100 invested on 12/31/20 in stock or index, including reinvestment of dividends. Fiscal year ended December 31. [12] Free Cash Flow Margin defined as Free Cash Flow/Revenue. [13] Non-GAAP measure (definitions and or reconciliations in Annex A). [14] 2020 revenue is based on Supplemental Adjusted Revenue.

Leadership

Board of Directors

Vicente Reynal
Chairman and Chief Executive Officer, Ingersoll Rand

William P. Donnelly (1, 3*)
Lead Independent Director,
Retired Executive Vice President,
Mettler-Toledo International, Inc.

Jerome Guillen (2, 4)
Former President, Tesla

Jennifer Hartsock (1, 2)
Chief Information and Digital Officer, Cargill

John Humphrey (1*, 4)
Retired Executive Vice President and
Chief Financial Officer, Roper Technologies

Marc E. Jones (2, 4*)
Chief Executive Officer and Chairman,
Aeris Communications, Inc.

Aurobind Satpathy (3, 4)
Senior Partner, McKinsey & Company

JoAnna L. Sohovich (1, 3)
Chairman, Board of Directors for Chamberlain Group
and Former Chief Executive Officer, Chamberlain Group

Mark P. Stevenson (2, 3)
Retired Executive Vice President and Chief
Operating Officer, Thermo Fisher Scientific, Inc.

Michelle Swanenburg (2*, 4)
Head of Human Resources, T. Rowe Price

Committees of the Board

(1) Audit

(2) Compensation

(3) Nominating and Corporate Governance

(4) Sustainability

*Denotes Chairperson

Company Leadership

Vicente Reynal
Chairman and Chief Executive Officer

Ricardo Abdalla
Vice President and General Manager,
Compression Systems and Services and Process Flow
Technologies, IT&S Latin America and the Caribbean

Giorgio Baima
Vice President and General Manager,
Process Flow Technologies, IT&S EMEIA

Paul Dick
Senior Vice President and General Manager,
Compression Systems and Services, IT&S North America

Matt Emmerich
Senior Vice President and Chief Information Officer

Dave Hetzler
Senior Vice President and General Manager,
Process Flow Technologies, IT&S North America

Kate Keene
Senior Vice President, Chief Human Resources Officer

Vikram Kini
Senior Vice President, Chief Financial Officer

Arnold Li
Senior Vice President and General Manager,
IT&S Asia Pacific, and Global Air and Gas Solutions

Anish Lalla
Vice President and General Manager, Power Tools and Lifting

Elizabeth Meloy Hepding
Senior Vice President, Corporate Development

Andrew Schiesl
Senior Vice President, General Counsel,
Chief Compliance Officer, and Secretary

Gareth Topping
Senior Vice President and General Manager,
Compression Systems and Services, IT&S EMEIA

Michael Weatherred
Senior Vice President, Precision and Science Technologies
(PST) Segment, Demand Generation and Execution

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K
_____

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025, or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____to_____

Commission File Number: 001-38095
_____

Ingersoll Rand Inc.

(Exact Name of Registrant as Specified in Its Charter)
_____

Delaware	**46-2393770**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

525 Harbour Place Drive, Suite 600
Davidson, North Carolina 28036

(Address of Principal Executive Offices) (Zip Code)

Registrant's Telephone Number, Including Area Code: **(704) 655-4000**
_____

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 Par Value per share	IR	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant on June 30, 2025 was approximately $33.0 billion based on the closing price of such common equity on the New York Stock Exchange on such date.

The registrant had outstanding 391,617,994 shares of Common Stock, par value $0.01 per share, as of February 13, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the registrant's 2026 Annual Meeting of Stockholders are incorporated by reference in Part III of this report.

Table of Contents

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K (this "Form 10-K") may contain "forward-looking statements" within the meaning of the "safe harbor provisions" of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts included in this Form 10-K, including statements concerning our plans, objectives, goals, beliefs, business strategies, future events, business conditions, results of operations, financial position, business outlook, business trends and other information, may be forward-looking statements. Words such as "estimates," "expects," "contemplates," "will," "anticipates," "projects," "plans," "intends," "believes," "forecasts," "may," "should," and variations of such words or similar expressions are intended to identify forward-looking statements. The forward-looking statements are not historical facts, and are based upon our current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs, estimates and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management's expectations, beliefs, estimates, and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties, and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this Form 10-K. Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors set forth under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Form 10-K. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. See "Item 1A. Risk Factors" for more information.

ITEM 1. BUSINESS

Ingersoll Rand Inc. is a diversified, global provider of mission-critical flow creation products, and industrial and life science solutions. The accompanying consolidated financial statements include the accounts of Ingersoll Rand Inc. and its majority-owned subsidiaries (collectively referred to herein as "Ingersoll Rand," "Company," "we," "us," "our," or "ourselves").

Our Company

We are a global market leader with a broad flow creation and industrial product portfolio across air, gas, powder, and liquid handling applications, providing services and solutions to increase industrial and life science productivity, efficiency, and sustainability. We manufacture one of the broadest and most complete ranges of compressor, pump, vacuum and blower products in our markets, which, when combined with our global geographic footprint and application expertise, allows us to provide differentiated product and service offerings to our customers. Our products are sold under more than 90 market-leading brands, including Ingersoll Rand and Gardner Denver, which we believe are globally recognized in their respective end-markets and known for product quality, reliability, efficiency and superior customer service. We are driven by an entrepreneurial spirit and ownership mindset, dedicated to helping make life better for our employees, customers, the planet, and our shareholders.

These attributes, along with over 165 years of engineering heritage, generate strong brand loyalty for our products and foster long-standing customer relationships, resulting in leading market positions within each of our operating segments. We have sales in all major geographic markets and our diverse customer base utilizes our products across a wide array of end-markets, including life sciences, food and beverage production, clean energy, industrial manufacturing, infrastructure, water and wastewater treatment, and many others.

Our products and services are critical to the processes and systems in which they are utilized, which are often complex and for which the cost of failure or downtime is high. However, our products typically represent only a small portion of the costs of the overall systems or functions that they support. As a result, our customers place a high value on our application expertise, product reliability, and the responsiveness of our service. To support our customers and market presence, we maintain significant global scale with over 60 key manufacturing facilities, and over 50 complementary service and repair centers across six continents and over 21,000 employees worldwide as of December 31, 2025.

The process-critical nature of our product applications, coupled with the standard wear and tear replacement cycles associated with the usage of our products, generates opportunities to support customers with our broad portfolio of services, spare parts, and consumables. Customers place a high value on maximizing the time their operations are online, reducing their operating expenses, and improving the sustainability of their processes. As a result, the availability of replacement parts, consumables and our repair and support services are key components of our value proposition. Our large installed base of products provides a recurring revenue stream through our aftermarket parts, consumables and services offerings. As a result, our aftermarket revenue is significant, representing 36.5% of total Company revenue in 2025.

Our Segments

Industrial Technologies and Services

We design, manufacture, market and service a broad range of air and gas compression and treatment equipment, vacuum and blower products, fluid transfer equipment, loading systems, power tools and lifting equipment, and other specialized equipment including associated aftermarket parts, consumables and services. We primarily sell under the Ingersoll Rand, Gardner Denver, Nash, CompAir, Elmo Rietschle, and over 35 other brands. Our customers deploy our products across a wide array of applications in diverse end-markets. Compressors are used to increase the pressure of air or gas, vacuum products are used to remove air or gas in order to reduce the pressure below atmospheric levels, and blower products are used to produce a high volume of air or gas at low pressure. Almost every manufacturing and industrial facility, and many service and process industry applications, use air compression, vacuum and blower products in a variety of process-critical applications such as the operation of pneumatic tools, pumps and motion control components, air and gas separation, vacuum packaging of food products and aeration of waste water, among others. Our vacuum pumps and compressors are used in many power generation, mining, oil and gas refining and processing, chemical processing and general industrial applications including flare gas and vapor recovery, geothermal gas removal, vacuum deaeration, water extraction in mining and paper, and chlorine compression in petrochemical operations. Our engineered loading systems and fluid transfer equipment ensure the safe handling and transfer of crude oil, liquefied natural gas, compressed natural gas, chemicals, and bulk materials. Our power tools and lifting equipment portfolio includes electric and cordless fastening systems, pneumatic bolting tools, drilling and material removal tools, hoists, winches and ergonomic handling devices. Typical applications for these products include the precision fastening of bolted joints in the production, assembly and servicing of industrial machinery, on-highway and off-highway vehicles, aircraft, electronics and other equipment.

Our compression products cover the full range of technologies, including rotary screw, reciprocating piston, scroll, rotary vane and centrifugal compressors. Our vacuum products and blowers also cover the full technology spectrum; vacuum technologies include side channel, liquid ring, claw vacuum, screw, turbo and rotary vane vacuum pumps among others, while blower technologies include rotary lobe, screw, claw and vane, side channel and radial blowers.

We complement these products with a broad portfolio of service options tailored to customer needs and a complete range of aftermarket parts, air treatment equipment, controls and other accessories delivered through our global network of manufacturing and service locations and distributor partners. The breadth and depth of our product offering creates incremental business opportunities by allowing us to cross-sell our full product portfolio and uniquely address customers' needs in one complete solution.

We sell our products through an integrated network of direct sales representatives and independent distributors, which is tailored to meet the dynamics of each target geography or end-market. Our large installed base also provides for a significant stream of recurring aftermarket revenue. For example, the useful life of a compressor is, on average, between 10 and 12 years, and requires service at regular intervals, beginning at the time of installation and continuing throughout the life of the product. The cumulative aftermarket revenue generated by a compressor over the product's life cycle will typically exceed its original sale price.

Precision and Science Technologies

We design, manufacture and market a broad range of highly-specialized equipment for both industrial and life sciences markets. Our products are used for precision dosing, liquid and solid transfer, dispensing, gas compression, gas sampling, pressure management, flow control, and powder handling, amongst other applications. Major categories of our portfolio are (a) pumps and liquid handling systems and (b) life science tools and systems. Within pumps and liquid handling systems, our offering covers a broad range of pump and flow control technology types. This includes diaphragm pumps, piston pumps, water-powered pumps, peristaltic pumps, gear pumps, vane pumps, progressive cavity pumps, syringe pumps, gas boosters, hydrogen compression systems, automated liquid handling systems, odorant injection systems, controls, software and other related components and accessories. These offerings are sold under brands that are highly recognized in their end markets including Air Dimensions, Albin, ARO, Dosatron, Haskel, Ingersoll Rand, LMI, Maximus, Milton Roy, MP, Oberdorfer, Seepex, Thomas, Welch, Williams, YZ and Zinsser Analytic. Within life science tools and systems, our primary offerings include single-use powder and liquid handling systems and isolators for disposable process and containment applications, and contract design and productions for services for silicone, thermoplastic, and specialty components and assemblies for medical devices. These offerings are sold primarily under the ILC Dover and Flexan brands. We also manufacture space suits, inflatable habitats, and lighter-than-air vehicles for human mobility and habitation and defense applications. Our customer base is composed of a wide range of end users in markets including life sciences, industrial manufacturing, water and waste water, chemical processing, energy, food and beverage, agriculture and others. Our sales are realized primarily through a combination of independent specialty and national distributors and relationships directly with original equipment manufacturers ("OEM"), Engineering, Procurement and Construction ("EPC") companies and end users.

Recent Developments

Recent Acquisitions

The Company continued its focus on generating inorganic growth through acquisitions that strengthen our position in core product categories and broaden our exposure to high-growth, sustainable end markets. We completed or announced the acquisition of several businesses during 2025, including the following:

- In February 2025, the Company completed the acquisition of SSI Aeration, Inc. ("SSI") for cash consideration of $97.8 million. The business is a manufacturer of wastewater treatment plant equipment. The acquisition will enable Ingersoll Rand to combine several technologies like low pressure compressors with SSI's aeration offerings to provide a comprehensive, end-to-end solution.

- In July 2025, the Company completed the acquisition of Termomeccanica Industrial Compressors S.p.A. ("TMIC") and its subsidiary Adicomp S.p.A. ("Adicomp") (collectively "TMIC/Adicomp") for cash consideration of $193.2 million. TMIC is an international leader in the design and production of air and gas compressors and its subsidiary Adicomp provides engineered-to-order solutions in the renewable natural gas industry.

Refer to Note 3 "Acquisitions" to our audited consolidated financial statements included elsewhere in this Form 10-K for further discussion of our acquisitions.

Capital Allocation

Share Repurchases

We repurchased $1,018.0 million of our common stock during the year ended December 31, 2025, including $1,007.4 million of repurchases under our share repurchase program.

Dividends on Common Stock

The Company paid cash dividends on our common stock of $31.8 million during the year ended December 31, 2025.

Our Industries and Products

Industrial Technologies and Services

Our Industrial Technologies and Services segment designs, manufactures, markets and services a broad range of air compression, vacuum and blower products across a wide array of technologies, as well as other specialized industrial products. Compression, vacuum and blower products are used in a wide spectrum of applications in nearly all manufacturing and industrial facilities and many service and process industries in a variety of end-markets, including clean energy, life sciences, food and beverage production, general manufacturing, infrastructure, and others.

Compression Products

Sales to industrial end-markets include industrial air compression products, as well as associated aftermarket parts, consumables and services. Industrial air compressors compress air used to power machinery, industrial tools, material handling systems and automated equipment. Compressed air is also used in applications as diversified as snow making and fish farming, on high-speed trains and in hospitals. Compressors can be either stationary or portable, depending on the requirements of the application.

We focus on five primary types of air compression technologies: rotary screw, reciprocating piston, scroll, rotary vane and centrifugal compressors. Rotary screw compressors (available in both oil-free and contact-cooled options) are well-suited for continuous processes due to their high reliability, compact size, and favorable noise profile. We believe our reciprocating piston compressors provide one of the broadest ranges of pressures in the market and are supported by increasing demand across wide-ranging attractive end-markets. Scroll compressors are commonly specified when oil-free air is needed, as in many medical, pharmaceutical, and food production applications. Rotary vane compressors feature high efficiency, compact compression technology and can be found throughout all sectors of industry, including automotive, food and beverage, energy and manufacturing with specialized solutions within transit, gas and snow making. Centrifugal compressors are most effective when in applications that demand larger quantities of oil-free air and are utilized across a wide range of industries.

Vacuum Products

Industrial vacuum products are integral to manufacturing processes in applications for packaging, pneumatic conveying, drying, holding / lifting, distillation, evacuation, forming / pressing, removal and coating. Within each of these processes are a multitude of sub-applications. As an example, within packaging, a vacuum will be used on blister packaging, foil handling, labeling, carton erection, stacking and palletizing (placing, stacking or transporting goods on pallets), as well as central vacuum supply for entire packaging departments.

We focus on five basic types of vacuum technologies: side channel, liquid ring, claw vacuum, screw and rotary vane vacuum pumps. Side channel vacuum pumps are used for conveying gases and gas-air mixtures in a variety of applications, including laser printers, packaging, soil treatment, textiles and food and beverage products. Liquid ring vacuum pumps are used for extreme conditions, which prevail in humid and wet processes across ceramics, environmental, medical and plastics applications. Claw vacuum pumps efficiently and economically generate contact-free vacuum for chemical, environmental and packaging applications. Screw vacuum pumps are a dry running technology used to reduce the carbon footprint and life cycle costs in drying and packaging applications. Rotary vane vacuum pumps are used for vacuum and combined pressure and vacuum applications in the environmental, woodworking, packaging and food and beverage end-markets.

Blower Products

Blower products are used for conveying high volumes of air and gas at various flow rates and at low pressures, and are utilized in a broad range of industrial and environmental applications, including waste water aeration, biogas upgrading and conveying, pneumatic transport and dehydrating applications for food and beverage, cement, pharmaceutical, petrochemical and mobile industrial applications. In many cases, blowers are a core component for the operation of the entire end-users' systems.

We focus on several key technologies within blower products: rotary lobe, screw, claw and vane, turbo, side channel and radial blowers. Rotary lobe blowers, screw blowers and claw and vane blowers are highly durable and versatile positive displacement technologies that generate consistent air or gas flow across a range of operating conditions and discharge pressures. Turbo blowers and side channel and radial blowers are dynamic technologies that accelerate gas or air through a rotating impeller and transform their kinetic energy at the discharge with some limitation on flexibility.

Precision and Science Technologies

The Precision and Science Technologies segment designs, manufactures and markets a broad range of niche fluidics, liquid and powder handling solutions for the life sciences, food and beverage, water and wastewater, general manufacturing, chemical processing, clean energy, aerospace, and other end markets. Primary technologies include positive displacement pumps, automated liquid handling systems, and single-use powder and liquid handling and containment systems.

Positive Displacement (PD) Pumps

Positive displacement pumps are essential to highly specialized flow applications across many industries. We are a market leader in positive displacement pumps, covering the main technology types including diaphragm, vane, piston, progressive cavity, peristaltic and gear. In the life sciences end-market, our gas and liquid pumps are used for a wide range of applications, such as aspirators, blood analyzers, compression therapy, dialysis machines, gas monitors, ventilators, and scientific instrumentation within in vitro diagnostics and R&D laboratories. In the water and environmental end-market, our pumps and related equipment are used for water treatment in municipal and industrial facilities such as in dosing and sludge transfer. In agriculture, our pumps are used for nutrient and medicine dosing to livestock, plants and medicinals. Finally in the general industrial end-market, our pumps and accessories serve a broad range of niche applications such as in the handling of abrasive or chemically active fluids.

Controls and Software

Equipment controls and software are of increasing importance in our flow control applications for both the optimization of current systems as well as to enable the Industrial Internet of Things ("IIoT") evolution. In the agriculture market, we sell controllers and software that monitor and control the main functions within livestock and greenhouse facility operations with the benefit of reducing cost and improving yield. In natural gas pipelines and distribution, we sell monitoring devices connected to cloud-based software for real time monitoring of odor injection pumping systems, which enhances safety and reduces costs. Similarly, on our positive displacement progressive cavity sludge pumps, we sell monitoring devices and cloud-based software for real-time pump health and performance monitoring, which prevents costly downtime in water treatment plants as well as in industrial installations.

Robotics

Our automated liquid handling products, which includes syringe pumps and accessories, are integrated into large-scale, automated liquid handling systems used within clinical, pharmaceutical and environmental applications. These automated systems provide accurate and efficient dosing, sampling and handling of critical fluids at increasingly ultra-low flow levels, which are required in lab and life science applications.

Powder and Liquid Handling and Containment Systems

The safe and efficient handling of high-value and high-potency powders and liquids is essential for the global production of biopharmaceutical and pharmaceutical products. We manufacture a leading range of single-use powder handling solutions, single-use liquid bags, isolators, and other related products for large and small molecule workflow applications from weigh and dispense to fill and finish.

Competition

Industrial Technologies and Services

The industrial end-markets we serve are competitive, with an increasing focus on product quality, performance, energy efficiency, customer service and local presence. Although there are several large manufacturers of compression, vacuum and blower products, the marketplace for these products remains highly fragmented due to the wide variety of product technologies, applications and selling channels. Our principal competitors in sales of compression, vacuum and blower products include Atlas Copco, Flowserve, IDEX Corporation, Kaeser Compressors, Kaishan Group Co., Ltd. and Elgi Equipments Limited.

Precision and Science Technologies

Competition in the markets served by our Precision and Science Technologies segment is primarily based on product quality and performance, as most products must be qualified by the customer for a particular use. Further, there is an increasing demand for more efficient healthcare solutions, which is driving the adoption of premium and high performance systems. Our primary competitors include Dover, Graco, IDEX Corporation, KNF Neuberger, Netzsch, NOV, Sartorius, SPX Flow, Thermo Fisher Scientific, and Watson-Marlow, as well as other regional and local manufacturers.

Customers and Customer Service

We consider superior customer service to be one of our primary pillars of future success and view it as being built upon a foundation of critical application expertise, an industry leading range of compressor, pump, vacuum and blower products, a global manufacturing and sales presence and a long-standing reputation for quality and reliability. Intense customer focus is at the center of our vision of becoming the industry's first choice for innovative and application-critical flow creation equipment, services and solutions. We strive to collaborate with our customers and become an essential part of their engineering process by drawing on our deep industry and application engineering experience.

We have established strong and long-standing customer relationships with numerous industry leaders. We sell our products directly to end-use customers and to certain OEMs, EPCs (engineering, procurement, and construction firms) and indirectly through independent distributors and sales representatives.

We use a direct sales force to serve many end-use customers and OEMs who require higher levels of technical assistance, more coordinated shipment scheduling and more complex product service than customers that purchase through distributors. We have distribution centers and warehouses that stock parts, accessories and certain products to provide adequate and timely availability.

In addition to our direct sales force, we are committed to developing and supporting our global network of distributors and representatives who provide a competitive advantage in the markets and industries we serve. These distributors maintain an inventory of complete units and parts and provide aftermarket services to end-users. While most distributors provide a broad range of products from different suppliers, we view our distributors as exclusive at the product category level (e.g. compressor, vacuum and blower). For example, a distributor may exclusively carry our compressor technologies, and also source additional components of the broader industrial system in which those products operate from other suppliers. Our service personnel and product engineers provide the distributors' service representatives with technical assistance and field training, particularly with respect to installation and repair of equipment. We also provide our distributors with sales and product literature, advertising and sales promotions, order-entry and tracking systems and an annual restocking program. Furthermore, we participate in major trade shows and directly market our offerings to generate sales leads and support the distributors' sales personnel.

Our customer base is diverse, and we did not have any customer that individually provided more than 10% of 2025 consolidated revenues.

Patents, Tradenames, and Other Intellectual Property

We rely on a combination of intellectual property rights, including patents, tradenames, copyrights, trade secrets and contractual provisions to protect our intellectual property. While in the aggregate our more than 2,000 patents and our tradenames are of considerable importance to the manufacture and marketing of many of our products, we believe that the success of our business depends more on the technical competence, creativity and marketing abilities of our employees than on any individual patent or tradename, and therefore we do not consider any single patent or tradename, group of patents or tradenames, copyright or trade secret to be material to our business as a whole, except for the *Ingersoll Rand* and *Gardner Denver* tradenames. We have registered our tradenames in the countries we deem necessary or in our best interest. We also rely upon trade secret protection for our confidential and proprietary information and techniques, and we routinely enter into confidentiality agreements with our employees as well as our suppliers and other third parties receiving such information.

Pursuant to tradename license agreements, Cooper Industries has exclusive rights to use the *Gardner Denver* tradename for certain power tools and their components, meaning that we are prevented from using this mark in connection with those products.

Raw Materials and Suppliers

We purchase a wide variety of raw materials to manufacture our products. Our most significant commodity exposures are to cast iron, aluminum and steel. Additionally, we purchase a large number of motors and, therefore, are also exposed to changes in the price of copper, which is a primary component of motors. Most of our raw materials are generally available from a number of suppliers. We have a limited number of long-term contracts with some suppliers of key components, but we believe that our sources of raw materials and components are reliable and adequate for our needs. In response to recent tightness in the supply chain and in order to improve continuity of supply, for select materials and components, we have expanded our supplier network in areas we have historically sole sourced. We continue to use single sources of supply for certain castings, motors and other select engineered components. A disruption in deliveries from a given supplier could therefore have an adverse effect on our ability to meet commitments to our customers. Nevertheless, we believe that we have appropriately balanced this risk against the cost of maintaining a greater number of suppliers. Moreover, we have sought, and will continue to seek, cost reductions in purchases of materials and supplies by consolidating purchases and pursuing alternate sources of supply.

Human Capital Management

At Ingersoll Rand, we recognize that what sets us apart is our talented employees combined with our ownership mindset that empowers and engages all employees. The passion, innovation and commitment of our team drives our incredible results, and we believe that our commitment to a safe, respectful, inclusive environment where all employees have the ability to be heard, impact change and develop and grow is what drives our employees. As of December 31, 2025, we had over 21,000 employees, with approximately 6,100 of them working in the United States. Works councils and collective bargaining units represent a significant number of employees outside the United States, while approximately 370 employees in the United States are represented by labor unions. We believe that we maintain satisfactory relations with our employees.

To ensure the effectiveness of our human capital management practices, we evaluate various metrics, including voluntary turnover and engagement. In 2025, the voluntary turnover rate was 8.1% and 7.8% for hourly and salaried employees, respectively. In 2024, the voluntary turnover rate was 8.5% and 7.4% for hourly and salaried employees, respectively.

We are committed to employee empowerment, engagement and development as a standard part of our employee experience. Annually, our functions and businesses complete a multi-year strategy and financial plan. We then conduct strategic talent reviews and succession planning in support of the strategic plan. From that strategy, company objectives are finalized and communicated from the Chief Executive Officer to initiate yearly objectives and development plans for all salaried employees at the beginning of each calendar year. Team-specific objectives are also cascaded during this time. Throughout the year, we assess our talent against their performance to stated objectives and the competencies and behaviors they exhibited while executing their goals. Our performance management and development planning processes ensure we execute high quality and thoughtful objectives, development plans, and mid-year and year-end reviews that reinforce the importance of continuous improvement over time. Throughout the year, we provide training resources and materials to support both employees and managers. We track the completion of each phase through our human resources system.

Competitive Pay, Benefits and Equity

Our compensation and benefits philosophy is centered on two key fundamentals: (1) building long-term value for our stockholders, and (2) driving employee engagement and retention. We are committed to providing competitive pay, benefits, and equity that are valuable and meaningful to our employees. We provide a competitive total compensation package with a significant portion designed to foster a culture of ownership. We continue to offer our Ownership Works program to grant equity to all eligible new and acquired employees regardless of level in the organization. It is our goal to foster an environment where employees can think and act like owners.

Belonging and Engagement

Ingersoll Rand is committed to upholding an inclusive and engaging environment where all employees can succeed. Our values of "We foster inspired teams" and "We think and act like owners" drives us to maintain a culture that gives voice and opportunity to all employees and enhances a sense of belonging. We expect everyone to uphold these values with humility, integrity, and respect. We focus on attracting the best talent from all backgrounds, ensuring employees are engaged, have a strong sense of belonging, and have opportunities to develop and grow.

We understand that achieving our objectives requires a continuous focus on talent attraction, retention, engagement and development. By prioritizing these areas, we are confident in our ability to cultivate a workforce that is not only highly skilled but also reflects our global community.

We collaborate with universities, key industry, and professional organizations, such as Disability IN, the Society of Hispanic Professional Engineers, National Black MBA Association and Women in Manufacturing, to recruit early and mid-level talent. These partnerships help us build a top talent pipeline.

Talent Development and Employee Engagement

We are dedicated to supporting our employees' growth and development. We provide many development opportunities for early career employees, including global internships, engineering, marketing, and manufacturing career programs.

We continuously strive to enhance our workforce's technical, professional, and leadership capabilities at every level. Our leadership development programs are designed to promote inclusion as a core development principle and a professional skill. We offer skill-based programs to upskill our manufacturing employees to meet the industry's ever-changing demands. In addition, we successfully deliver an executive-level program called "Lead Like an Owner" to establish the standard of leadership and build succession at the top of the organization. To support the development of our employees, we have various resources and programs in place to facilitate their growth and progress. Our offerings align with our values and strategies, reflected in our competencies. We offer both instructor-led and online learning content globally.

By offering each and every employee opportunities to learn and grow and an ownership stake in the Company, we have built one of the most engaged workforces in our industry. In May 2025, our Connections Engagement survey achieved an 88% participation rate, resulting in an engagement score of 81. This places Ingersoll Rand again in the top 10% of manufacturing organizations surveyed. In addition, our survey questions scored above the manufacturing benchmark collected by our engagement survey partner, with our essential employee satisfaction measure ranking two points above the top 10% manufacturing average.

Our continually strong employee engagement is also driven by our ownership mindset and our employees' perspective that Ingersoll Rand is "my company." We provide equity grants to all employees, whether they join as new hires or through acquisition, after one year of service. This, along with our solid strategy, strong values, and clear expectations, has given us strong engagement and a competitive edge.

Because of the investments we have made in our employees, we continue to receive external recognition for being a great place to work. Accolades include winning Great Place to Work in the United States and in several Latin American countries.

Through our Human Capital Management activities, we reflect our value of "We foster inspired teams." We nurture and celebrate a culture that embraces diverse points of view, backgrounds, and experiences and truly empower our employees as owners.

Environmental Matters

We are subject to numerous federal, state, local and foreign laws and regulations relating to the storage, handling, emission and disposal of materials and discharge of materials into the environment. We believe our existing environmental control procedures are adequate and we have no current plans for substantial capital expenditures in this area. We have an environmental policy that confirms our commitment to a clean environment and compliance with environmental laws. We have an active environmental management program aimed at complying with existing environmental regulations and reducing the generation of pollutants in the manufacturing processes. We are also subject to laws concerning the cleanup of hazardous substances and wastes, such as the U.S. federal "Superfund" and similar state laws that impose liability for cleanup of certain waste sites and for related natural resource damages. We have been identified as a potentially responsible party with respect to several sites designated for cleanup under the "Superfund" or similar state laws. See "Item 3. Legal Proceedings."

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Our SEC filings are available to the public over the internet at the SEC's website at *http://www.sec.gov*. Our SEC filings are also available free of charge on our website at *http://www.irco.com* as soon as reasonably practicable after they are filed with or furnished to the SEC.

We maintain an internet site at *http://www.irco.com*. From time to time, we may use our website as a distribution channel of material company information. Financial and other important information regarding us is routinely accessible through and posted on our website at *www.investors.irco.com*. In addition, you may automatically receive email alerts and other information about us when you enroll your email address by visiting the Email Alerts section at *www.investors.irco.com*. Our website and the information contained on or connected to that site are not incorporated into this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

The following risk factors as well as the other information included in this Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto should be carefully considered. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. The selected risks described below, however, are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risks Related to Our Business

We have exposure to the risks associated with instability in the global economy, financial markets and our end markets, which may negatively impact our revenues, liquidity, suppliers and customers.

Our financial performance depends, in large part, on conditions in the markets we serve and on the general condition of the global economy, which impacts these markets. Any sustained weakness in demand for our products and services resulting from a contraction or uncertainty in the global economy could adversely impact our revenues and profitability.

In addition, we believe that many of our suppliers and customers access global credit markets to provide liquidity, and in some cases, utilize external financing to purchase products or finance operations. If our customers are unable to access credit markets or lack liquidity, customer demand for our products and services may be impacted.

Furthermore, our products are sold in many industries, some of which are cyclical and may experience periodic contractions. Cyclical weakness in the industries that we serve could adversely affect demand for our products and affect our profitability and financial performance.

More than half of our sales and operations are in non-U.S. jurisdictions and we are subject to the economic, political, regulatory and other risks of international operations.

For the year ended December 31, 2025, 58% of our revenues were from customers in countries outside of the United States. We have manufacturing facilities in Germany, the United Kingdom, China, Italy, India and other countries. We intend to continue to expand our international operations to the extent that suitable opportunities become available. Non-U.S. operations and United States export sales could be adversely affected as a result of: political or economic instability in certain countries; differences in foreign laws, including increased difficulties in protecting intellectual property and uncertainty in enforcement of contract rights; credit risks; currency fluctuations, in particular, changes in currency exchange rates between the U.S. dollar, Euro, British Pound and the Chinese Renminbi; exchange controls; changes in and uncertainties with respect to tariffs and import/export trade restrictions, as well as other changes in political policy in the United States, China, the U.K. and certain European countries (including the impacts of the U.K.'s withdrawal from the European Union); royalty and tax increases; nationalization of private enterprises, especially in China where we have material operations, supply chain dependencies and hold material cash balances; civil unrest and protests, strikes, acts of terrorism, war or other armed conflict (including the

Russia-Ukraine war and conflicts in the Middle East); shipping products during times of crisis or war; and other factors inherent in foreign operations.

In addition, our expansion into new countries may require significant resources and the efforts and attention of our management and other personnel, which will divert resources from our existing business operations. As we expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these risks associated with our international operations.

Information systems failure or disruption, due to cyber terrorism or other actions, may adversely impact our business and result in financial loss to the Company or liability to our customers.

Our business is highly dependent on financial, accounting and other data-processing systems and other communications and information systems, including our enterprise resource planning tools. We process a large number of transactions on a daily basis and rely upon the proper functioning of computer systems. If any of these systems fail, whether caused by fire, other natural disaster, power or telecommunications failure, acts of cyber terrorism, war, ransomware, misuse or malicious use of artificial intelligence ("AI") or otherwise, or they do not function correctly, we could suffer financial loss, business disruption, liability to our customers, regulatory intervention or damage to our reputation. If our systems are unable to accommodate an increasing volume of transactions, our ability to grow could be limited. Although we have backup systems, procedures and capabilities in place, they may also fail or be inadequate. Further, to the extent that we may have customer information in our databases or access to customer systems through connected devices, any unauthorized disclosure of, or access to, such information, databases or systems could result in an adverse impact to us or our customer including claims under data protection laws and regulations. If any of these risks materialize, our reputation and our ability to conduct our business may be materially adversely affected.

Acquisitions, including integrating such acquisitions, and dispositions create certain risks and may affect our operating results.

We have acquired multiple businesses in recent years and will continue to pursue acquisition of businesses or assets in the future. The acquisition and integration of businesses or assets involves a number of risks. The core risks are valuation (negotiating a fair price for the business), integration (managing the process of integrating the acquired company's people, products, technology and other assets to extract the value and synergies projected to be realized in connection with the acquisition), regulation (obtaining necessary regulatory or other government approvals that may be necessary to complete acquisitions) and diligence (identifying undisclosed or unknown liabilities or restrictions that will be assumed in the acquisition).

In addition, acquisitions outside of the United States often involve additional or increased risks including, for example:
- managing geographically separated organizations, systems and facilities;
- integrating personnel with diverse business backgrounds and organizational cultures;
- complying with non-U.S. regulatory requirements;
- fluctuations in currency exchange rates;
- enforcement of intellectual property rights in some non-U.S. countries;
- difficulty entering new non-U.S. markets due to, among other things, consumer acceptance and business knowledge of these new markets; and
- general economic and political conditions.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our combined businesses and the possible loss of key personnel. The diversion of management's attention and any delays or difficulties encountered in connection with acquisitions and the integration of an acquired company's operations could have an adverse effect on our business, results of operations, financial condition or prospects.

Dispositions involve a number of risks and present financial, managerial and operational challenges, including diversion of management attention from running our core businesses, increased expense associated with the dispositions, potential disputes with the customers or suppliers of the disposed businesses, potential disputes with the acquirers of the disposed businesses and a potential dilutive effect on our earnings per share. If dispositions are not completed in a timely manner, there may be a negative effect on our cash flows and/or our ability to execute our strategy. In addition, we may not realize some or all of the anticipated benefits of our dispositions.

We face competition in the markets we serve, which could materially and adversely affect our operating results.

We actively compete with many companies producing similar products. Depending on the particular product and application, we experience competition based on a number of factors, including price, quality, performance and availability. We compete against many companies, including divisions of larger companies with greater financial resources than we possess. As a result, these competitors may be both domestically and internationally better able to withstand a change in conditions within the markets in which we compete and throughout the global economy as a whole.

In addition, our ability to compete effectively depends on how successfully we anticipate and respond to various competitive factors, including new competitors entering our markets, new products and services that may be introduced by competitors, changes in customer preferences, pricing pressures and new government regulations. If we are unable to anticipate our competitors' development of new products and services, identify customer needs and preferences on a timely basis, or successfully introduce new products and services or modify existing products and service offerings in response to such competitive factors, we could lose customers to competitors. If we cannot compete successfully, our sales and operating results could be materially and adversely affected.

The nature of our products creates the possibility of significant product liability, warranty claims, and product recalls, which could harm our business.

Customers use some of our products in potentially hazardous applications that can cause injury or loss of life and damage to property, equipment or the environment. In addition, our products are integral to the production process for some end-users and any failure of our products could result in a suspension of operations. Furthermore, manufacturing or design defects in, unanticipated use of, safety or quality issues (or the perception of such issues) with respect to, or inadequate disclosure of risks relating to the use of products and services that we make or sell (including items that we source from third parties) can lead to personal injury, death, property damage and/or regulatory violations. In addition, we may fail to maintain an adequate quality management system ("QMS") or fail to comply with the controls and processes established in our QMS. All of these events or failures can lead to recalls or safety alerts, result in removal of a product or service from the market and result in product liability, errors and omissions or similar claims being brought against us and lead to personal injury, death, property damage and/or regulatory violations. Recalls, removals and product liability or similar claims (regardless of validity or ultimate outcome) could create negative publicity and damage to our reputation that could reduce demand for our products and services, creating a material adverse effect on our revenues, earnings and cash flows. Although we maintain quality controls and procedures, we cannot be certain that our products will be completely free from defects. We maintain amounts and types of insurance coverage that we believe are currently adequate and consistent with normal industry practice for a company of our relative size, and we limit our liability by contract wherever possible. However, we cannot guarantee that insurance will be available or adequate to cover all liabilities incurred. We also may not be able to maintain insurance in the future at levels we believe are necessary and at rates we consider reasonable. We may be named as a defendant in product liability or other lawsuits asserting potentially large claims if an accident occurs at a location where our equipment and services have been or are being used.

Large or rapid increases in the cost of raw materials and component parts, substantial decreases in their availability or our dependence on particular suppliers of raw materials and component parts could materially and adversely affect our operating results.

Our primary raw materials, directly and indirectly, are cast iron, aluminum and steel. We also purchase a large number of motors and, therefore, also have exposure to changes in the price of copper, which is a primary component of motors. We have long-term contracts with only a few suppliers of key components. Consequently, we are vulnerable to fluctuations in prices and availability of such raw materials. Factors such as supply and demand, freight costs and transportation availability, inventory levels of brokers and dealers, the level of imports and general economic conditions may affect the price and availability of raw materials. In addition, we use single sources of supply for certain iron castings, motors and other select engineered components that are critical in the manufacturing of our products. In the past, we have experienced disruptions to our supply deliveries for raw materials and component parts due to reasons related to the pandemic and other recent economic conditions and may experience further supply disruptions. Any such disruption could have a material adverse effect on our ability to timely meet our commitments to customers and, therefore, our operating results.

Changes in U.S. tariff policy or reciprocal tariffs by foreign governments, remain uncertain and could impact our financial results.

The current U.S. presidential administration has implemented tariffs on imports from various countries, including tariffs on steel and aluminum products under Section 232 of the Trade Expansion Act of 1962, which also apply to certain derivative steel products used in our operations. Some affected countries have announced or imposed reciprocal tariffs on U.S. goods. These measures have contributed to higher costs for certain materials and components. The extent and duration of these tariffs, and their effect on economic conditions and our business, remain uncertain and depend on factors such as legal challenges, negotiations between the U.S. and other countries, potential relief measures, availability and cost of alternative supply sources, and demand for our products in affected markets. Tariffs may increase costs or reduce demand for our products, which could affect our financial results. In addition, competitors may experience different levels of exposure or have greater ability to mitigate these impacts.

Our results of operations are subject to exchange rate and other currency risks. A significant movement in exchange rates could adversely impact our results of operations and cash flows.

We conduct our business in many different currencies. A significant portion of our revenue, 54% for the year ended December 31, 2025, is denominated in currencies other than the U.S. dollar. Accordingly, currency exchange rates, and in particular unfavorable movement in the exchange rates between U.S. dollars and Euros, British Pounds and Chinese Renminbi, affect our operating results. The effects of exchange rate fluctuations on our future operating results are unpredictable because of the number of currencies in which we do business and the potential volatility of exchange rates. We are also subject to the risks of currency controls and devaluations. Although historically not significant, if currency controls were enacted in countries where the Company generates significant cash balances, these controls may limit our ability to convert currencies into U.S. dollars or other currencies, as needed, or to pay dividends or make other payments from funds held by subsidiaries in the countries imposing such controls, which could adversely affect our liquidity. Currency devaluations could also negatively affect our operating margins and cash flows.

If we are unable to develop new products and technologies, our competitive position may be impaired, which could materially and adversely affect our sales and market share.

The markets in which we operate are characterized by changing technologies and introductions of new products and services. Our ability to develop new products based on technological innovation, including those that incorporate AI or drive sustainability, energy reduction and the reduction and/or recycling of water in our customers' processes, can affect our competitive position and often requires the investment of significant resources. Difficulties or delays in research, development or production of new products and technologies, or failure to gain market acceptance of new products and technologies, may significantly reduce future revenues and materially and adversely affect our competitive position. We may not have sufficient resources to continue to make the investment required to maintain or increase our market share or that our investments will be successful. If we do not compete successfully, our business, financial condition, results of operations and cash flows could be materially adversely affected.

A natural disaster, catastrophe, pandemic, or other event could adversely affect our operations.

Some of our operations involve risks of, among other things, property damage, which could curtail our operations. For example, if one or more of our manufacturing facilities are damaged by severe weather or any other disaster, accident, catastrophe or event (including but not limited to those as a result of climate change), our operations could be significantly interrupted impacting our ability to produce products and sell products to customers. These interruptions might involve significant damage to, among other things, property, and repairs might take from a week or less for a minor incident to many months for a major interruption. In addition, disruptions in our supply chain due to natural disasters (including but not limited to those as a result of climate change), catastrophes, pandemics (such as COVID-19) or other events could reduce our ability to produce products and satisfy customer demand. Similar interruptions could result from damage to production or other facilities that provide supplies or other raw materials to our plants. Interruptions to our operations and supply chain could also result from pandemic which could adversely impact our workforce or that of our suppliers, causing disruption to the manufacturing process or our supply chain, and last a week or months depending on the severity of the disruption.

Uncertainties with respect to the development, and use of artificial intelligence in our business and products may result in harm to our business and reputation.

We have begun incorporating AI into our business activities and our product and service offerings. As with many innovations, AI presents risks and challenges that could adversely impact our business. The development, adoption and use of AI technologies are still in their early stages, and ineffective or inadequate AI development, deployment or governance practices could result in unintended consequences. For example, AI algorithms may be flawed or may be based on biased or insufficient datasets, and any disruption or failure in the AI functionality we incorporate into our business activities, products or services could adversely impact our business or result in delays or errors in our offerings.

In addition, the successful development and deployment of AI in our business depends on our ability to timely and effectively upskill our existing workforce and attract and retain personnel with AI-related skills and experience. Competition for AI-native talent is intense, and if we are unable to develop or recruit the necessary capabilities, we may be unable to fully realize potential efficiency gains, innovation opportunities or competitive advantages from AI, or to respond effectively to AI-enabled competitive, technological or regulatory developments.

Conversely, any failure to successfully develop and deploy AI in our business activities, products and services could adversely affect our competitiveness, particularly if our competitors successfully deploy AI, and the development and deployment of AI will require additional investment and increase our costs. There also may be real or perceived social harm, unfairness or other outcomes that undermine public confidence in the use and deployment of AI. Any of the foregoing may result in decreased demand for our products or harm to our business, financial condition or reputation.

The legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain, including in the areas of intellectual property, cybersecurity and privacy and data protection. Compliance with new or changing laws, regulations or industry standards relating to AI or failure to implement robust governance frameworks to address ethical considerations, such as fairness, transparency, and bias, may impose significant costs and may limit our ability to develop, deploy or use AI technologies. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action, or brand and reputational harm.

Our business could suffer if we experience employee work stoppages, union and work council campaigns or other labor difficulties.

As of December 31, 2025, we had over 21,000 employees of which approximately 6,100 were located in the United States. Of those employees located outside of the United States, a significant portion are represented by works councils and labor unions, and of those employees located in the United States, approximately 370 are represented by labor unions. Although we believe that our relations with employees are satisfactory and have not experienced any material work stoppages, work stoppages have occurred, and may in the future occur, and we may not be successful in negotiating new collective bargaining agreements. In addition, negotiations with our union employees may (1) result in significant increases in our cost of labor, (2) divert management's attention away from operating our business or (3) break down and result in the disruption of our operations. The occurrence of any of the preceding conditions could impair our ability to manufacture our products and result in increased costs and/or decreased operating results.

Changes in tax laws and regulations, or adverse determinations by taxing or other governmental authorities could increase our effective tax rate and cash taxes paid or otherwise affect our financial condition or operating results.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law by the president of the United States. It includes a broad range of tax reform provisions affecting businesses, including extending and modifying certain key provisions (both U.S. and non-U.S.) of the Tax Cuts & Jobs Act of 2017, and expanding certain Inflation Reduction Act incentives while accelerating the phase-out of others. The impact of the OBBBA is currently reflected on our consolidated financial statements as of December 31, 2025 and we are continuing to assess the impact for future years.

The Organization for Economic Co-operation and Development ("OECD") has a framework to implement a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as "Pillar 2"), with certain aspects of Pillar 2 effective January 1, 2024 and other aspects effective January 1, 2025. While it is uncertain whether the U.S. will enact legislation to adopt Pillar 2, certain countries in which we operate have adopted legislation, and other countries are in the process of introducing legislation to implement Pillar 2. We will continue to closely monitor developments in Pillar 2 tax legislation, as the final rules could materially affect our effective tax rate and cash tax obligations.

While we monitor proposals and other developments that would materially impact our tax burden and/or effective tax rate and investigate our options, we could still be subject to increased taxation on a going forward basis no matter what action we undertake if certain legislative proposals or regulatory changes are enacted, certain tax treaties are amended and/or our interpretation of applicable tax or other laws is challenged and determined to be incorrect. The inability to realize any anticipated tax benefits related to our operations and corporate structure could have a material adverse impact on our results of operations, financial condition and cash flows. See Note 1 "Summary of Significant Accounting Policies" and Note 16 "Income Taxes" to our audited consolidated financial statements included elsewhere in this Form 10-K for additional information related to our accounting for income tax matters.

Further, the specific future impacts of OBBBA and Pillar 2 on holders of our common shares are uncertain and could in certain instances be adverse. We urge our stockholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in our common stock.

We are also subject to the examination of our tax returns and other tax matters by the U.S. Internal Revenue Service and other tax authorities and governmental bodies. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of its provision for taxes. The outcome of such examinations is inherently uncertain. If our effective tax rates were to increase, or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued, our business, results of operations, financial condition and stock price could be materially adversely affected.

Our success depends on our ability to attract, retain and develop key personnel and other talent throughout the Company.

Our future success depends on the skills, experience and efforts of our executive management and other key personnel and their ability to provide us with uninterrupted leadership and direction. The failure to retain our executive officers and other key personnel or a failure to provide adequate succession plans could have an adverse impact. Our future success also depends on our ability to attract, retain and develop qualified personnel at all levels of the organization, including skilled labor. The availability of skilled labor needed for the design and production of our products and delivery of services is limited in a number of locations in which we operate, and the competition for talent is robust. A failure to attract, retain and develop new qualified personnel throughout the organization could have an adverse effect on our operations and implementation of our strategic plan.

The risk of non-compliance with U.S. and foreign laws and regulations applicable to our international operations could have a significant impact on our results of operations, financial condition or strategic objectives.

Our global operations subject us to regulation by U.S. federal and state laws and multiple foreign laws, regulations and policies, which could result in conflicting legal requirements. These laws and regulations are complex, change frequently, have become more stringent over time and increase our cost of doing business. These laws and regulations include import and export control, environmental, health and safety regulations, data privacy requirements, international labor laws and work councils and anti-corruption and bribery laws such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the U.N. Convention Against Bribery and local laws prohibiting corrupt payments to government officials.

We are subject to the risk that we, our employees, our affiliated entities, contractors, agents or their respective officers, directors, employees and agents may take actions determined to be in violation of any of these laws, for which we might be held responsible, particularly as we expand our operations geographically through organic growth and acquisitions. An actual or alleged violation could result in substantial fines, sanctions, civil or criminal penalties, debarment from government contracts, curtailment of operations in certain jurisdictions, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect our results of operations, financial condition or strategic objectives.

Cost overruns, delays, penalties or liquidated damages could negatively impact our results, particularly with respect to fixed-price contracts for custom engineered products.

A portion of our revenues and earnings is generated through fixed-price contracts for custom engineered products. Certain of these contracts provide for penalties or liquidated damages for failure to timely perform our obligations under the contract, or require that we, at our expense, correct and remedy to the satisfaction of the other party certain defects. Because substantially all of our custom engineered product contracts are at a fixed price, we face the risk that cost overruns, delays, penalties or liquidated damages may exceed, erode or eliminate our expected profit margin, or cause us to record a loss on our projects.

Third parties may infringe upon our intellectual property or may claim we have infringed their intellectual property, and we may expend significant resources enforcing or defending our rights or suffer competitive injury.

Our success depends in part on the creation, maintenance and protection of our proprietary technology and intellectual property rights. We rely on a combination of patents, tradenames, trade secrets, copyrights, confidentiality provisions, contractual restrictions and licensing arrangements to establish and protect our proprietary rights. Our nondisclosure agreements and confidentiality agreements may not effectively prevent disclosure of our proprietary information, technologies and processes, and may not provide an adequate remedy in the event of breach of such agreements or unauthorized disclosure of such information, and if a competitor lawfully obtains or independently develops our trade secrets, we would have no right to prevent such competitor from using such technology or information to compete with us, either of which could harm our competitive position. Our applications for patent and tradename protection may not be granted, or the claims or scope of such issued patents or registered tradenames may not be sufficiently broad to protect our products. In addition, effective patent, copyright, tradename and trade secret protection may be unavailable or limited for some of our tradenames and patents in some foreign countries. We may be required to spend significant resources to monitor and police our intellectual property rights, and we cannot guarantee that such efforts will be successful in preventing infringement or misappropriation. If we fail to successfully enforce these intellectual property rights, our competitive position could suffer, which could harm our operating results.

Although we make a significant effort to avoid infringing known proprietary rights of third parties, the steps we take to prevent misappropriation, infringement or other violation of the intellectual property of others may not be successful and from time to time we may receive notice that a third party believes that our products may be infringing certain patents, tradenames or other proprietary rights of such third party. Responding to and defending such claims, regardless of their merit, can be costly and time-consuming, can divert management's attention and other resources, and we may not prevail. Depending on the resolution of such claims, we may be barred from using a specific technology or other rights, may be required to redesign or re-engineer a product which may require significant resources, may be required to enter into licensing arrangements from the third party claiming infringement (which may not be available on commercially reasonable terms, or at all), or may become liable for significant damages.

If any of the foregoing occurs, our ability to compete could be affected or our business, financial condition and results of operations may be materially adversely affected.

The loss of, or disruption in, our distribution network could have a negative impact on our abilities to ship products, meet customer demand and otherwise operate our business.

We sell a significant portion of our products through independent distributors and sales representatives. We rely in large part on the orderly operation of this distribution network, which depends on adherence to shipping schedules and effective management. We conduct all of our shipping through independent third parties. Although we believe that our receiving, shipping and distribution process is efficient and well-positioned to support our operations and strategic plans, we cannot provide assurance that we have anticipated all issues or that events beyond our control, such as natural disasters or other catastrophic events, labor disagreements, acquisition of distributors by a competitor, consolidation within our distributor network or shipping problems, will not disrupt our distribution network. If complications arise within a segment of our distribution network, the remaining network may not be able to support the resulting additional distribution demands. Any of these disruptions or complications could negatively impact our revenues and costs.

Our ongoing and expected restructuring plans and other cost savings initiatives may not be as effective as we anticipate, and we may fail to realize the cost savings and increased efficiencies that we expect to result from these actions. Our operating results could be negatively affected by our inability to effectively implement such restructuring plans and other cost savings initiatives.

We continually seek ways to simplify or improve processes, eliminate excess capacity and reduce costs in all areas of our operations, which from time to time includes restructuring activities. We have implemented significant restructuring activities across our global manufacturing, sales and distribution footprint, which include workforce reductions and facility consolidations. We incurred restructuring charges of $51.4 million and $31.2 million in the years ended December 31, 2025 and 2024, respectively. Costs of future initiatives may be material and the savings associated with them are subject to a variety of risks, including our inability to effectively eliminate duplicative back office overhead and overlapping sales personnel, rationalize manufacturing capacity, synchronize information technology systems, consolidate warehousing and distribution facilities and shift production to more economical facilities. As a result, the contemplated costs to effect these initiatives may materially exceed estimates. The initiatives we are contemplating may require consultation with various employees, labor representatives or regulators, and such consultations may influence the timing, costs and extent of expected savings and may result in the loss of skilled employees in connection with the initiatives.

Although we have considered the impact of local regulations, negotiations with employee representatives and the related costs associated with our restructuring activities, factors beyond the control of management may affect the timing of these projects and therefore affect when savings will be achieved under the plans. There can be no assurance that we will be able to successfully implement these cost savings initiatives in the time frames contemplated (or at all) or that we will realize the projected benefits of these and other restructuring and cost savings initiatives. If we are unable to implement our cost savings initiatives, our business may be adversely affected. Moreover, our continued implementation of cost savings initiatives may have a material adverse effect on our business, results of operations and financial condition.

In addition, as we consolidate facilities and relocate manufacturing processes to lower-cost regions, our success will depend on our ability to continue to meet customer demand and maintain a high level of quality throughout the transition. Failure to adequately meet customer demand or maintain a high level or quality could have a material adverse effect on our business, results of operations and financial condition.

A significant portion of our assets consists of goodwill and other intangible assets, the value of which may be reduced if we determine that those assets are impaired.

We have substantial goodwill as a result of past acquisitions. As of December 31, 2025, the net carrying value of goodwill and other intangible assets, net represented $12.7 billion, or 70%, of our total assets. Goodwill and indefinite-lived intangible assets are evaluated for impairment annually, or more frequently if circumstances indicate impairment may have occurred. Significant negative industry or economic trends, disruptions to our business, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of our assets, changes in the structure of our business, divestitures, market capitalization declines, or increases in associated discount rates can impair our goodwill and other intangible assets. Impairments, if any, could have a material adverse effect to our consolidated financial position or results of operations. See Note 8 "Goodwill and Other Intangible Assets" to our audited consolidated financial statements included elsewhere in this Form 10-K for additional information related to impairment testing for goodwill and other intangible assets and the associated charges taken.

Shareholder, customer and regulatory agency emphasis on environmental, social, and governance responsibility may impose additional costs on us or expose us to new risks.

Certain of our shareholders, customers and employees and regulators in certain countries continue to expect a more comprehensive response to environmental, social, and governance ("ESG") matters. We may incur increased costs and may be exposed to new risks responding to these higher expectations and requirements, including the European Union's Corporate Sustainability Reporting Directive. The Company has emphasized its commitment to making a positive impact on our environment with the announcement of environmental goals with respect to greenhouse gas emissions, renewable energy, water usage and landfill waste. We may face reputational challenges in the event that we are unable to achieve these goals or our ESG standards do not meet those set by certain constituencies. These reputational challenges could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Conversely, anti-ESG sentiment has gained momentum across the United States, especially at the Federal executive branch and the executive branches of certain states as well as with certain non-government organizations ("NGOs"). Various presidential executive orders issued in early 2025 implement new obligations for Federal contractors/subcontractors to certify compliance with existing Federal anti-discrimination laws, encourages private employers to end programs supporting illegal Diversity, Equity, and Inclusion ("DEI") discrimination and preferences, and directs Federal agencies to formulate enforcement plans to deter DEI programs in the private sector that advance unlawful discrimination or preferences. Moreover, several states have enacted or proposed "anti-ESG" policies or legislation. In addition, NGOs may criticize our sustainability initiatives or take actions against us like boycotts or adverse media campaigns. Failure to successfully manage divergent ESG-related expectations across stakeholders, including regulators, could erode stakeholder trust, impact our reputation, result in regulatory fines or other adverse action, and otherwise adversely affect our business.

Our operating results could be adversely affected by a loss or reduction of business with key customers or consolidation or the vertical integration of our customer base.

The loss or reduction of significant contracts with any of our key customers could result in a material decrease of our future profitability and cash flows. In addition, the consolidation or vertical integration of key customers may result in the loss of certain customer contracts or impact demand or competition for our products, especially in our life sciences and aerospace end markets. Any changes in such customers' purchasing practices, or decline in such customers' financial condition, may have a material adverse impact on our business, results of operations and financial condition. Some of our customers are significantly larger than we are, have greater financial and other resources and also have the ability to purchase products from our competitors. As a result of their size and position in the marketplace, some of our customers have significant purchasing leverage and could cause us to materially reduce the price of our products, which could have a material adverse effect on our revenue and profitability. We are unable to predict what effect consolidation in our customers' industries could have on prices, capital spending by customers, selling strategies, competitive position, our ability to retain customers or our ability to negotiate favorable agreements with customers.

Credit and counterparty risks could harm our business.

The financial condition of our customers could affect our ability to market our products or collect receivables. In addition, financial difficulties faced by our customers as a result of an adverse economic event or other market factors may lead to cancellation or delay of orders. Our customers may suffer financial difficulties that make them unable to pay for a product or solution when payments become due, or they may decide not to pay us, either as a matter of corporate decision-making or in response to changes in local laws and regulations. Although historically not material, we cannot be certain that, in the future, expenses or losses for uncollectible amounts will not have a material adverse effect on our revenues, earnings and cash flows.

Environmental compliance costs and liabilities could adversely affect our financial condition.

Our operations and properties are subject to increasingly stringent domestic and foreign laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. Under such laws and regulations, we can be subject to substantial fines and sanctions for violations and be required to install costly pollution control equipment or put into effect operational changes to limit pollution emissions or decrease the likelihood of accidental hazardous substance releases.

We use and generate hazardous substances and waste in our manufacturing operations. In addition, many of our current and former properties are, or have been, used for industrial purposes. We have been identified as a potentially responsible party with respect to several sites designated for cleanup under U.S. federal "Superfund" or similar state laws that may impose joint and several liability for cleanup of certain waste sites and for related natural resource damages. A liability on our balance sheet reflects costs that are probable and estimable for our projected financial obligations relating to these matters. If we have underestimated our remaining financial obligations, we may face greater exposure that could have an adverse effect on our financial condition, results of operations or liquidity.

We have experienced, and expect to continue to experience, operating costs to comply with environmental laws and regulations. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new cleanup requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition, results of operations or liquidity.

We face risks associated with our pension and other postretirement benefit obligations.

We have both funded and unfunded pension and other postretirement benefit plans worldwide. As of December 31, 2025, our projected benefit obligations under our pension and other postretirement benefit plans exceeded the fair value of plan assets by $132.5 million ("unfunded status"). Estimates for the amount and timing of the future funding obligations of these benefit plans are based on various assumptions. These assumptions include discount rates, rates of compensation increases, expected long-term rates of return on plan assets and expected healthcare cost trend rates. If our assumptions prove incorrect, our funding obligations may increase, which may have a material adverse effect on our financial results.

We have invested the plan assets of our funded benefit plans in various equity and debt securities. A deterioration in the value of plan assets could cause the unfunded status of these benefit plans to increase, thereby increasing our obligation to make additional contributions to these plans. An obligation to make contributions to our benefit plans could reduce the cash available for working capital and other corporate uses, and may have an adverse impact on our operations, financial condition and liquidity.

Risks Related to Our Indebtedness

Our indebtedness could have important adverse consequences and adversely affect our financial condition.

We have a significant amount of indebtedness. As of December 31, 2025, we had total indebtedness of $4,784.7 million, and we had availability of $2,600 million under each of the Revolving Credit Facility and Commercial Paper Program. Our level of debt could have adverse consequences, including: making it more difficult for us to satisfy our obligations with respect to our debt; limiting our ability to obtain additional financing to fund future working capital, capital expenditures, investments or acquisitions, or other general corporate requirements; requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, investments or acquisitions and other general corporate purposes; increasing our vulnerability to adverse changes in general economic, industry and competitive conditions; exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the Revolving Credit Facility and portions of our Senior Notes which have been swapped to variable rates of interest; limiting our flexibility in planning for and reacting to changes in the industries in which we compete; placing us at a disadvantage compared to other, less leveraged competitors; increasing our cost of borrowing; and hampering our ability to execute on our growth strategy. For a complete description of the Company's debt and definitions of capitalized terms used in this section, see Note 11 "Debt" to our audited consolidated financial statements included elsewhere in this Form 10-K.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on, or refinance, our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control (as well as and including those factors discussed under "Risks Related to Our Business" above). We may be unable to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital, or restructure or refinance our indebtedness. We may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations.

If we cannot make scheduled payments on our debt, we will be in default and the lenders under the Revolving Credit Facility could terminate their commitments to loan money.

Despite our level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt, including off-balance sheet financing, contractual obligations and general and commercial liabilities. This could further exacerbate the risks to our financial condition.

We and our subsidiaries may be able to incur significant additional indebtedness in the future, including off-balance sheet financings, contractual obligations and general and commercial liabilities. Although the credit agreement governing the Revolving Credit Facility contains restrictions on the incurrence of certain additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. For example, we can increase the borrowing availability under the Revolving Credit Facility by up to $1,000.0 million in the form of additional commitments in compliance with the Revolving Credit Facility. If new debt is added to our current debt levels, the related risks that we now face could intensify. For a complete description of the Company's credit facilities and definitions of capitalized terms used in this section, see Note 11 "Debt" to our audited consolidated financial statements included elsewhere in this Form 10-K.

Our fixed rate to floating rate swap contracts subject us to risks related to interest rate risk, counterparty credit worthiness and non-performance on these instruments.

Our fixed rate to floating rate swap contracts expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate will increase and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

Additionally, we will be exposed to credit-related losses which could impact the results of operations in the event of fluctuations in the fair value of the interest rate swaps due to a change in the credit worthiness or non-performance by the counterparties to the interest rate swaps. See Note 19 "Hedging Activities, Derivative Instruments and Credit Risk" to our audited consolidated financial statements included elsewhere in this Form 10-K.

If the syndicate of financial institutions which are parties to our Revolving Credit Facility (as defined herein) fail to extend credit under our Revolving Credit Facility, our liquidity and results of operations may be adversely affected.

We have access to capital through our Revolving Credit Facility. Each financial institution which is part of the syndicate for our Revolving Credit Facility is responsible on a several, but not joint, basis for providing a portion of the loans to be made under our facility. If any participant or group of participants with a significant portion of the commitments in our Revolving Credit Facility fails to satisfy its or their respective obligations to extend credit under the facility and we are unable to find a replacement for such participant or participants on a timely basis (if at all), our liquidity may be adversely affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

The Company has implemented controls based on the National Institute of Standards and Technology Cybersecurity Framework (the "NIST CSF") and the Sarbanes-Oxley Act of 2002. Our Information Technology organization is led by the Chief Information Officer ("CIO") who is responsible for cybersecurity risk management. The Audit Committee of the Board of Directors is tasked with oversight of our overall enterprise risk management program, including cybersecurity, and receives recurring cybersecurity updates throughout the year with at least two cybersecurity reports to the full Board of Directors annually. Directors with experience in cybersecurity and technology play crucial oversight roles for our digital and cybersecurity strategies.

Our cybersecurity program is overseen by the Company's Chief Information Security Officer ("CISO") and is designed to protect and preserve the confidentiality, integrity and availability of our information technology assets. Risks and controls are monitored by the CISO and CIO and their evaluation of our overall program drives the nature and scope of our cybersecurity investments. Our CISO reports directly to the CIO and has over 25 years of cyber security experience, including cyber leadership roles at various companies. The CISO reports to the Audit Committee on the effectiveness of the Company's cybersecurity program controls aligned to the NIST CSF framework. We periodically engage external subject matter experts who provide independent qualitative and quantitative assessments of the cybersecurity program maturity and response readiness. We also use processes to oversee and identify material risks from cybersecurity threats associated with our use of third-party technology and systems. In addition, the Company leverages a monthly cybersecurity awareness training program for all employees that is further reinforced through frequent phishing simulations.

Quarterly updates are provided by the CISO to the Cybersecurity Governance Committee regarding the effectiveness of cybersecurity program and its ability to monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. Cross functional senior management comprise our Cybersecurity Governance Committee, which is responsible for monitoring and coordinating enterprise cybersecurity policy and strategy, and for providing guidance to key management and oversight bodies. Our cybersecurity program includes a risk-based incident response plan that provides a documented framework for handling incidents including coordination across multiple parts of the Company.

As of the date of this report, we do not believe any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. For a discussion of the risks and uncertainties that cybersecurity incidents may have on us, see "Risk Factors: Information systems failure or disruption, due to cyber terrorism or other actions, may adversely impact our business and result in financial loss to the Company or liability to our customers" in this Form 10-K.

ITEM 2. PROPERTIES

Our corporate headquarters is a leased facility located at 525 Harbour Place Drive, Davidson, North Carolina 28036. The number of significant properties used by each of our segments is summarized by segment, type and geographic location in the tables below.

	Type of Significant Property		
	Manufacturing	Sales, Service and Warehouse	Total
Industrial Technologies and Services			
Americas	16	35	51
EMEIA[1]	20	40	60
APAC[2]	7	11	18
Industrial Technologies and Services Total	**43**	**86**	**129**
Precision and Science Technologies			
Americas	14	9	23
EMEIA[1]	11	3	14
APAC[2]	3	3	6
Precision and Science Technologies Total	**28**	**15**	**43**
Total (All Segments)			
Americas	30	44	74
EMEIA[1]	31	43	74
APAC[2]	10	14	24
Company Total	**71**	**101**	**172**

(1) Europe, Middle East, India and Africa ("EMEIA")
(2) Asia Pacific ("APAC")

Of the 172 significant properties included in the above table, 120 of the properties are leased and 52 of the properties are owned. We believe that our properties, taken as a whole, are in good operating condition and are suitable for our business operations.

ITEM 3. LEGAL PROCEEDINGS

We are a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature for a company of our size and sector. We believe that such proceedings, lawsuits and administrative actions will not materially adversely affect our operations, financial condition, liquidity or competitive position. For a detailed discussion of certain of these proceedings, lawsuits and administrative actions, see Note 21, "Contingencies" to our audited consolidated financial statements included elsewhere in this Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Common Stock, $0.01 par value per share, trades on the New York Stock Exchange ("NYSE") under the symbol "IR." As of January 31, 2026, there were 1,946 holders of record of our common stock. This stockholder figure does not include a substantially greater number of holders whose shares are held of record by banks, brokers, and other financial institutions.

Dividend Policy

We declared and paid dividends of $0.08 per share to the holders of our common stock in each of the years ended December 31, 2025 and 2024. Any future dividends will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions contained in current or future financing instruments and other factors that our board of directors deem relevant.

Company Purchases of Common Stock

The following table contains detail related to the repurchase of our common stock based on the date of trade during the quarter ended December 31, 2025.

2025 Fourth Quarter Months	Total Number of Shares Purchased[1]	Average Price Paid Per Share[2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[3]	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[3]
October 1, 2025 - October 31, 2025	—	$ —	—	$ 1,300,226,508
November 1, 2025 - November 30, 2025	3,430,348	$ 77.18	3,429,974	$ 1,035,579,896
December 1, 2025 - December 31, 2025	627,785	$ 79.66	627,697	$ 985,587,408
	4,058,133		4,057,671	

(1) Includes shares of common stock surrendered to us to satisfy tax withholding obligations in connection with the vesting of certain restricted stock units, comprised of 374 shares in the period from November 1, 2025 to November 30, 2025 and 88 shares in the period from December 1, 2025 to December 31, 2025.
(2) The average price paid per share includes brokerage commissions.
(3) On August 24, 2021, our Board of Directors approved a share repurchase program, which authorized the repurchase of up to $750.0 million of the Company's outstanding common stock, and on April 25, 2024, the Company announced that our Board of Directors approved an incremental $1.0 billion increase to the share repurchase authorization. On May 1, 2025, the Company announced that its Board of Directors authorized a $1.0 billion increase to the Company's share repurchase program. The authorizations do not have any expiration date. Under the repurchase program, Ingersoll Rand may from time to time repurchase shares of the Company's common stock in the open market at prevailing market prices (including through Rule 10b5-1 plans), in privately negotiated transactions, a combination thereof, or through other transactions. The actual timing, number, manner, and value of any shares repurchased will depend on several factors, including the market price of the Company's stock, general market and economic conditions, the Company's liquidity requirements, applicable legal requirements, and other business considerations.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains management's discussion and analysis of our financial condition and results of operations and should be read together with our audited consolidated financial statements and related notes to our consolidated financial statements included elsewhere in this Form 10-K. This discussion contains forward-looking statements and involves numerous risks and uncertainties. Our actual results may differ materially from those anticipated in any forward-looking statements as a result of many factors, including those set forth under the "Special Note Regarding Forward-Looking Statements," "Item 1A. Risk Factors" and elsewhere in this Form 10-K.

Executive Overview

Our Company

Ingersoll Rand is a global market leader with a broad range of innovative and mission-critical air, fluid, clean energy and medical technologies, providing services and solutions to increase industrial productivity and efficiency. We manufacture one of the broadest and most complete ranges of compressor, pump, vacuum and blower products in our markets, which, when combined with our global geographic footprint and application expertise, allows us to provide differentiated product and service offerings to our customers. Our products are sold under a collection of premier, market-leading brands, including Ingersoll Rand, Gardner Denver, Nash, CompAir, Thomas, Milton Roy, Seepex, Elmo Rietschle, ARO, Robuschi, ILC Dover, Emco Wheaton and Runtech Systems, which we believe are globally recognized in their respective end-markets and known for product quality, reliability, efficiency and superior customer service.

These attributes, along with over 165 years of engineering heritage, generate strong brand loyalty for our products and foster long-standing customer relationships, which we believe have resulted in leading market positions within each of our operating segments. We have sales in all major geographic markets and our diverse customer base utilizes our products across a wide array of end-markets that have favorable near- and long-term growth prospects, including industrial manufacturing, clean energy, transportation, medical and laboratory sciences, food and beverage packaging and chemical processing.

Our products and services are critical to the processes and systems in which they are utilized, which are often complex and function in harsh conditions where the cost of failure or downtime is high. However, our products and services typically represent only a small portion of the costs of the overall systems or functions that they support. As a result, our customers place a high value on our application expertise, product reliability and the responsiveness of our service. To support our customers and market presence, we maintain significant global scale with over 60 key manufacturing facilities, and over 50 complementary service and repair centers across six continents and over 21,000 employees worldwide as of December 31, 2025.

The process-critical nature of our product applications, coupled with the standard wear and tear replacement cycles associated with the usage of our products, generates opportunities to support customers with our broad portfolio of aftermarket parts, consumables and services. Customers place a high value on minimizing any time their operations are offline. As a result, the availability of replacement parts, consumables and our repair and support services are key components of our value proposition. Our large installed base of products provides a recurring revenue stream through our aftermarket parts, consumables and services offerings. As a result, our aftermarket revenue is significant, representing 36.5% of total Company revenue in 2025.

Components of Our Revenue and Expenses

Revenues

We generate revenue from sales of original equipment and associated aftermarket parts, consumables and services. We sell our products and deliver services both directly to end-users and through independent distribution channels, depending on the product line and geography. Revenue derived from short duration contracts is recognized at a single point in time when control is transferred to the customer, generally at shipment or when delivery has occurred or as services are performed. Certain contracts involve significant design engineering unique to customer specifications, and depending upon the contractual terms, revenue is recognized either over the duration of the contract or at contract completion when equipment is delivered to the customer.

Expenses

Cost of Sales

Cost of sales includes the costs we incur, including purchased materials, labor and overhead related to manufactured products and aftermarket parts sold during a period. Depreciation related to manufacturing equipment and facilities is included in cost of sales. Purchased materials represent the majority of costs of sales, with steel, aluminum, copper and partially finished castings representing our most significant material inputs. Stock-based compensation expense for employees associated with the manufacture of products or delivery of services to customers is included in cost of sales. We have instituted a global sourcing strategy to take advantage of coordinated purchasing opportunities of key materials across our manufacturing plant locations.

Cost of sales for services includes the direct costs we incur, including direct labor, parts and other overhead costs including depreciation of equipment and facilities, to deliver repair, maintenance and other field services to our customers.

Selling and Administrative Expenses

Selling and administrative expenses consist of (i) salaries and other employee-related expenses for our selling and administrative functions and other activities not associated with the manufacture of products or delivery of services to customers; (ii) facility operating expenses for selling and administrative activities, including office rent, maintenance, depreciation and insurance; (iii) marketing and direct costs of selling products and services to customers including internal and external sales commissions; (iv) research and development expenditures; (v) professional and consultant fees; (vi) employee related stock-based compensation for our selling and administrative functions and (vii) other miscellaneous expenses. Certain corporate expenses, including those related to our shared service centers in the United States and Europe, that directly benefit our businesses are allocated to our business segments. Certain corporate administrative expenses, including corporate executive compensation, treasury, certain information technology, internal audit and tax compliance, are not allocated to the business segments.

Amortization of Intangible Assets

Amortization of intangible assets includes the periodic amortization of intangible assets, including customer relationships, tradenames, developed technology, backlog and internal-use software.

Other Operating Expense, Net

Other operating expense, net includes foreign currency transaction gains and losses, net, restructuring charges, acquisition and other transaction related expenses and non-cash charges, losses and gains on asset disposals and other miscellaneous operating expenses.

Provision (Benefit) for Income Taxes

The provision or benefit for income taxes includes U.S. federal, state and local income taxes and all non-U.S. income taxes. We are subject to income tax in 49 jurisdictions outside of the United States. Because we conduct operations on a global basis, our effective tax rate depends, and will continue to depend, on the geographic distribution of our pre-tax earnings among several different taxing jurisdictions. Our effective tax rate can also vary based on changes in the tax rates of the different jurisdictions, the availability of tax credits and non-deductible items.

Items Affecting our Reported Results

General Economic Conditions and Capital Spending in the Industries We Serve

Our financial results closely follow changes in the industries and end-markets we serve. Demand for most of our products depends on the level of new capital investment and planned and unplanned maintenance expenditures by our customers. The level of capital expenditures depends, in turn, on the general economic conditions as well as access to capital at reasonable cost. In particular, demand for our Industrial Technologies and Services products generally correlates with the rate of total industrial capacity utilization and the rate of change of industrial production. Capacity utilization rates above 80% have historically indicated a strong demand environment for industrial equipment. In our Industrial Technologies and Services segment, overall economic growth and industrial production, as well as secular trends, impact demand for our products. In certain businesses of our Precision and Science Technologies segment, we expect demand for our products to be driven by favorable trends, including the growth in healthcare spend and expansion of healthcare systems due to an aging population requiring medical care and increased investment in health solutions and safety infrastructures in emerging economies. Over longer time periods, we believe that demand for all of our products also tends to follow economic growth patterns indicated by the rates of change in the GDP around the world, as augmented by secular trends in each segment. Our ability to grow and our financial performance will also be affected by our ability to address a variety of challenges and opportunities that are a consequence of our global operations, including efficiently utilizing our global sales, manufacturing and distribution capabilities and engineering innovative new product applications for end-users in a variety of geographic markets.

Foreign Currency Fluctuations

A significant portion of our revenues, 54% for the year ended December 31, 2025, was denominated in currencies other than the U.S. dollar. Because much of our manufacturing facilities and labor force costs are outside of the United States, a significant portion of our costs are also denominated in currencies other than the U.S. dollar. Changes in foreign exchange rates can therefore impact our results of operations and are quantified when significant to our discussion.

Factors Affecting the Comparability of our Results of Operations

Certain factors affecting the comparability of our current and historical results of operations are summarized below.

Acquisitions

Part of our strategy for growth is to acquire complementary businesses that provide access to new technologies or geographies or expand our offerings. While acquisitions, as discussed further in Note 3, are not individually significant or significant in the aggregate, they may be relevant when comparing our results from period to period.

See Note 3 "Acquisitions" to our audited consolidated financial statements included elsewhere in this Form 10-K for further discussion of these acquisitions.

How We Assess the Performance of Our Business

We manage operations through the two business segments described above. In addition to our consolidated GAAP financial measures, we review various non-GAAP financial measures, including Adjusted EBITDA, Adjusted Net Income and Free Cash Flow.

We believe Adjusted EBITDA and Adjusted Net Income are helpful supplemental measures to assist us and investors in evaluating our operating results as they exclude certain items whose fluctuation from period to period do not necessarily correspond to changes in the operations of our business. Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation, amortization and certain non-cash, non-recurring and other adjustment items. We believe that the adjustments applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about non-recurring items that we do not expect to continue at the same level in the future. Adjusted Net Income is defined as net income (loss) including interest, depreciation and amortization of non-acquisition related intangible assets and excluding other items used to calculate Adjusted EBITDA and further adjusted for the tax effect of these exclusions.

We use Free Cash Flow to review the liquidity of our operations. We measure Free Cash Flow as cash flows from operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow is not a measure of our liquidity under GAAP and should not be considered as an alternative to cash flows from operating activities.

Management and our board of directors regularly use these measures as tools in evaluating our operating and financial performance and in establishing discretionary annual compensation. Such measures are provided in addition to, and should not be considered to be a substitute for, or superior to, the comparable measures under GAAP. In addition, we believe that Adjusted EBITDA, Adjusted Net Income and Free Cash Flow are frequently used by investors and other interested parties in the evaluation of issuers, many of which also present Adjusted EBITDA, Adjusted Net Income and Free Cash Flow when reporting their results in an effort to facilitate an understanding of their operating and financial results and liquidity.

Adjusted EBITDA, Adjusted Net Income and Free Cash Flow should not be considered as alternatives to net income (loss) or any other performance measure derived in accordance with GAAP, or as alternatives to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA, Adjusted Net Income and Free Cash Flow have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under GAAP.

Included in our discussion of our consolidated and segment results below are changes in revenues and Adjusted EBITDA on a Constant Currency basis. Constant Currency information compares results between periods as if exchange rates had remained constant period over period. We define Constant Currency revenues and Adjusted EBITDA as total revenues and Adjusted EBITDA excluding the impact of foreign exchange rate movements and use it to determine the Constant Currency revenue and Adjusted EBITDA growth on a year-over-year basis. Constant Currency revenues and Adjusted EBITDA are calculated by translating current period revenues and Adjusted EBITDA using corresponding prior period exchange rates. These results should be considered in addition to, not as a substitute for, results reported in accordance with GAAP. Results on a Constant Currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not a measure of performance presented in accordance with GAAP.

For further information regarding these measures, see "Non-GAAP Financial Measures" below.

Results of Operations

Consolidated results should be read in conjunction with segment results and the Segment Information notes to our audited consolidated financial statements included elsewhere in this Form 10-K, which provide more detailed discussions concerning certain components of our consolidated statements of operations. All intercompany accounts and transactions have been eliminated within the consolidated results.

This section discusses our results of operations for the year ended December 31, 2025 as compared to the year ended December 31, 2024. For a discussion and analysis of the year ended December 31, 2024, compared to the same in 2023, please refer to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 19, 2025.

Consolidated Results of Operations for the Years Ended December 31, 2025 and 2024

	Year Ended December 31,	
(In millions, except percentages)	**2025**	**2024**
Consolidated Statements of Operations		
Revenues	$ 7,650.9	$ 7,235.0
Cost of sales	4,314.6	4,065.0
Gross Profit	3,336.3	3,170.0
Selling and administrative expenses	1,439.3	1,344.4
Amortization of intangible assets	387.5	373.0
Impairment of goodwill	229.7	—
Impairment of other intangible assets	43.7	13.9
Other operating expense, net	91.5	138.6
Operating Income	1,144.6	1,300.1
Interest expense	253.9	213.2
Loss on extinguishment of debt	—	3.0
Other income, net	(44.6)	(48.9)
Income Before Income Taxes	935.3	1,132.8
Provision for income taxes	219.4	262.5
Loss on equity method investments	(127.1)	(24.0)
Net Income	588.8	846.3
Less: Net income attributable to noncontrolling interests	7.4	7.7
Net Income Attributable to Ingersoll Rand Inc.	$ 581.4	$ 838.6
Percentage of Revenues		
Gross Profit	43.6 %	43.8 %
Selling and administrative expenses	18.8 %	18.6 %
Operating Income	15.0 %	18.0 %
Net Income	7.7 %	11.7 %
Adjusted EBITDA[(1)]	27.4 %	27.9 %
Other Financial Data		
Adjusted EBITDA[(1)]	$ 2,093.8	$ 2,018.1
Adjusted net income[(1)]	1,348.1	1,349.3
Cash flows - operating activities	1,355.7	1,396.7
Cash flows - investing activities	(660.6)	(3,107.7)
Cash flows - financing activities	(1,053.8)	1,707.5
Free cash flow[(1)]	1,220.1	1,247.6

(1)   See "Non-GAAP Financial Measures" below for a reconciliation to the most directly comparable GAAP measure.

Revenues

Revenues for 2025 were $7,650.9 million, an increase of $415.9 million, or 5.7%, compared to $7,235.0 million in 2024. The increase in revenues was primarily due to acquisitions of $419.9 million and the favorable impact of foreign currencies of $92.0 million, partially offset by lower organic revenues of $96.0 million. The percentage of consolidated revenues derived from aftermarket parts and services was 36.5% in 2025 compared to 36.4% in 2024.

Gross Profit

Gross profit in 2025 was $3,336.3 million, an increase of $166.3 million, or 5.2%, compared to $3,170.0 million in 2024, and as a percentage of revenues was 43.6% in 2025 and 43.8% in 2024. The increase in gross profit is primarily due to acquisitions discussed above. The decrease in gross profit as a percentage of revenues is primarily due to unfavorable cost leverage on lower organic volumes and tariff related pricing targeted to offset tariff cost increases one for one.

Selling and Administrative Expenses

Selling and administrative expenses were $1,439.3 million in 2025, an increase of $94.9 million, or 7.1%, compared to $1,344.4 million in 2024. The increase in selling and administrative expenses was mainly from businesses acquired throughout 2024 and in 2025, partially offset by lower incentive compensation expense. Selling and administrative expenses as a percentage of revenues was 18.8% in 2025 and 18.6% in 2024.

Amortization of Intangible Assets

Amortization of intangible assets was $387.5 million in 2025, an increase of $14.5 million compared to $373.0 million in 2024. The increase was primarily attributable to amortization of intangible assets recognized for acquisitions completed throughout 2024 and 2025 and amortization related to certain tradenames that were determined to no longer have indefinite lives during the period, partially offset by certain intangible assets becoming fully amortized during the period. See Note 8 "Goodwill and Other Intangible Assets" to our audited consolidated financial statements included elsewhere in this Form 10-K for further details.

Impairment of Goodwill

In the second quarter of 2025, the Company recognized non-cash impairments of goodwill of $229.7 million related to the Company's Biopharma and Aerospace & Defense reporting units within the Precision and Science Technologies segment. See Note 8 "Goodwill and Other Intangible Assets" to our audited consolidated financial statements included elsewhere in this Form 10-K for further details.

Impairment of Other Intangible Assets

Impairment of other intangible assets was $43.7 million in 2025. In the second quarter of 2025, $36.1 million was recorded to impair a recently acquired indefinite lived tradename within the Precision and Science Technologies segment. In the fourth quarter of 2025, $7.6 million was recorded to impair a tradename that was rationalized and rebranded within the Industrial Technologies and Services segment. See Note 8 "Goodwill and Other Intangible Assets" to our audited consolidated financial statements included elsewhere in this Form 10-K for further details.

Impairment of other intangible assets was $13.9 million in 2024 due to the Company's decision to rationalize a business within the Precision and Science Technologies segment. See Note 8 "Goodwill and Other Intangible Assets" to our audited consolidated financial statements included elsewhere in this Form 10-K for further details.

Other Operating Expense, Net

Other operating expense, net was $91.5 million in 2025, a decrease of $47.1 million compared to $138.6 million in 2024. The decrease was primarily due to the loss on asbestos sale of $58.8 million in the 2024 period and lower acquisition and other transaction related expenses of $25.1 million, partially offset by higher restructuring charges of $20.2 million and higher foreign currency transaction losses, net of $15.4 million.

Interest Expense

Interest expense was $253.9 million in 2025, an increase of $40.7 million, compared to $213.2 million in 2024. The increase was primarily due to an increase in long term debt, partially offset by the interest rate derivative contracts discussed in Note 19 "Hedging Activities, Derivative Instruments and Credit Risk" to our audited consolidated financial statements included elsewhere in this Form 10-K. The weighted average interest rate, including the impact of the interest rate derivative contracts, was approximately 5.0% in 2025 and 5.3% in 2024.

Loss on Extinguishment of Debt

Loss on extinguishment of debt was $3.0 million in 2024, which was related to the payoff of the Dollar Term Loan B and Dollar Term Loan. See Note 11 "Debt" to our audited consolidated financial statements included elsewhere in this Form 10-K for further details.

Other Income, Net

Other income, net, was $44.6 million in 2025, a decrease of $4.3 million compared to $48.9 million in 2024. The decrease was primarily due to a decrease in interest income from holdings of cash and cash equivalents.

Provision (Benefit) for Income Taxes

The provision for income taxes was $219.4 million resulting in a 23.5% effective tax rate in 2025 compared to a provision for income taxes of $262.5 million resulting in a 23.2% effective tax provision rate in 2024. The decrease in the provision for income taxes and increase in the effective income tax provision rate in 2025 when compared to 2024 is primarily due to nondeductible impairment of goodwill, tradenames, and equity investment and a lower benefit from a windfall tax deduction in the 2025 period compared to the 2024 period.

Net Income

Net income was $588.8 million in 2025, a decrease of $257.5 million compared to $846.3 million in 2024, primarily due to impairments of goodwill and other intangible assets and the impairment of an equity method investment in the second quarter of 2025. See Note 8 "Goodwill and Other Intangible Assets" and Note 25 "Equity Method Investment" to our audited consolidated financial statements included elsewhere in this Form 10-K for further details.

Adjusted EBITDA

Adjusted EBITDA increased $75.7 million to $2,093.8 million in 2025 compared to $2,018.1 million in 2024. Adjusted EBITDA as a percentage of revenues decreased 50 basis points to 27.4% in 2025 from 27.9% in 2024. The increase in Adjusted EBITDA was primarily due to acquisitions of $92.5 million and the favorable impact of foreign currencies of $25.6 million, partially offset by lower organic gross profit of $35.1 million and higher selling and administrative costs of $3.6 million. The decrease in Adjusted EBITDA as a percentage of revenues is primarily attributable to input cost inflation and product mix.

Adjusted Net Income

Adjusted Net Income decreased $1.2 million to $1,348.1 million in 2025 compared to $1,349.3 million in 2024. The decrease was primarily due to increased Adjusted EBITDA, partially offset by higher interest expense, lower interest income on cash and cash equivalents, and higher income tax provision, as adjusted.

Segment Results

We report our business into two segments: Industrial Technologies and Services and Precision and Science Technologies. Our Corporate operations (as described below) are not discussed separately as any results that had a significant impact on operating results are included in the consolidated results discussion above.

We evaluate the performance of our segments based on Segment Revenues and Segment Adjusted EBITDA. Segment Adjusted EBITDA is indicative of operational performance and ongoing profitability. Our management closely monitors Segment Adjusted EBITDA to evaluate past performance and identify actions required to improve profitability.

The segment measurements provided to, and evaluated by, the Chief Operating Decision Maker ("CODM") are described in Note 23 "Segment Reporting" to our audited consolidated financial statements included elsewhere in this Form 10-K.

Included in our discussion of our segment results below are changes in Segment Revenues and Segment Adjusted EBITDA on a Constant Currency basis. Constant Currency information compares results between periods as if exchange rates had remained constant period over period. We define Constant Currency as changes in Segment Revenues and Segment Adjusted EBITDA excluding the impact of foreign exchange rate movements. We use these measures to determine the Constant Currency Segment Revenues and Segment Adjusted EBITDA growth on a year-on-year basis. Constant Currency Segment Revenues and Segment Adjusted EBITDA are calculated by translating current period Segment Revenues and Segment Adjusted EBITDA using prior period exchange rates. These results should be considered in addition to, not as a substitute for, results reported in accordance with GAAP. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not a measure of performance presented in accordance with GAAP.

Segment Results for Years Ended December 31, 2025 and 2024

The following tables display Segment Orders, Segment Revenues, Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin (Segment Adjusted EBITDA as a percentage of Segment Revenues) for each of our Segments.

Industrial Technologies and Services Segment Results

| (In millions, except percentages) | Years Ended December 31, | | Percent Change |
	2025	2024	2025 vs. 2024
Segment Orders	$ 6,119.6	$ 5,706.6	7.2 %
Segment Revenues	$ 6,056.4	$ 5,818.1	4.1 %
Segment Adjusted EBITDA	$ 1,747.9	$ 1,754.8	(0.4)%
Segment Adjusted EBITDA Margin	28.9 %	30.2 %	(130) bps

2025 vs. 2024

Segment Orders for 2025 were $6,119.6 million, an increase of $413.0 million, or 7.2%, compared to $5,706.6 million in 2024. The increase in Segment Orders was primarily due to acquisitions of $275.5 million or 4.8%, higher organic orders of $79.9 million or 1.4% and the favorable impact of foreign currencies of $57.6 million or 1.0%.

Segment Revenues for 2025 were $6,056.4 million, an increase of $238.3 million, or 4.1%, compared to $5,818.1 million in 2024. The increase in Segment Revenues was primarily due to acquisitions of $272.9 million or 4.7% and the favorable impact of foreign currencies of $68.8 million or 1.2%, partially offset by lower organic revenues of $103.4 million or 1.8%. The percentage of Segment Revenues derived from aftermarket parts and service was 40.6% in 2025 compared to 39.9% in 2024.

Segment Adjusted EBITDA in 2025 was $1,747.9 million, a decrease of $6.9 million, or 0.4%, from $1,754.8 million in 2024. Segment Adjusted EBITDA Margin decreased 130 bps to 28.9% from 30.2% in 2024. The decrease in Segment Adjusted EBITDA was primarily due to lower organic gross profit of $49.7 million or 2.8% and higher selling and administrative expenses of $31.1 million or 1.8%, partially offset by acquisitions of $54.6 million or 3.1%, and the favorable impact of foreign currencies of $20.3 million or 1.2%.

Precision and Science Technologies Segment Results

| (In millions, except percentages) | Years Ended December 31, | | Percent Change |
	2025	2024	2025 vs. 2024
Segment Orders	$ 1,596.3	$ 1,398.9	14.1 %
Segment Revenues	$ 1,594.5	$ 1,416.9	12.5 %
Segment Adjusted EBITDA	$ 478.0	$ 418.8	14.1 %
Segment Adjusted EBITDA Margin	30.0 %	29.6 %	40 bps

2025 vs. 2024

Segment Orders for 2025 were $1,596.3 million, an increase of $197.4 million, or 14.1%, compared to $1,398.9 million in 2024. The increase in Segment Orders was primarily due to acquisitions of $148.7 million or 10.6%, higher organic orders of $25.7 million or 1.8%, and the favorable impact of foreign currencies of $23.0 million or 1.6%.

Segment Revenues for 2025 were $1,594.5 million, an increase of $177.6 million, or 12.5%, compared to $1,416.9 million in 2024. The increase in Segment Revenues was primarily due to acquisitions of $147.0 million or 10.4%, the favorable impact of foreign currencies of $23.2 million or 1.6%, and higher organic revenues of $7.4 million or 0.5%. The percentage of Segment Revenues derived from aftermarket parts and service was 20.6% in 2025 compared to 21.6% in 2024.

Segment Adjusted EBITDA in 2025 was $478.0 million, an increase of $59.2 million, or 14.1%, from $418.8 million in 2024. Segment Adjusted EBITDA Margin increased 40 bps to 30.0% from 29.6% in 2024. The increase in Segment Adjusted EBITDA was due primarily to acquisitions of $37.9 million or 9.0%, higher organic gross profit of $11.1 million or 2.7%, the favorable impact of foreign currencies of $7.4 million or 1.8%, and lower selling and administrative expenses of $4.9 million or 1.2%.

Non-GAAP Financial Measures

Set forth below are reconciliations of Net Income to Adjusted EBITDA and Adjusted Net Income and Cash flows from operating activities to Free Cash Flow. For additional information regarding Adjusted EBITDA and Adjusted Net Income, see "How We Assess the Performance of Our Business" above.

(In millions)	Year Ended December 31, 2025	Year Ended December 31, 2024
Net Income	$ 588.8	$ 846.3
Plus:		
Interest expense	253.9	213.2
Provision for income taxes	219.4	262.5
Depreciation expense[a]	113.8	105.0
Amortization expense[b]	387.5	373.0
Impairment of goodwill and other intangible assets	273.4	13.9
Restructuring and related business transformation costs[c]	51.7	32.3
Acquisition and other transaction related expenses and non-cash charges[d]	26.0	59.8
Stock-based compensation	53.0	58.8
Foreign currency transaction losses, net	18.6	3.2
Loss on equity method investments	127.1	24.0
Loss on extinguishment of debt	—	3.0
Adjustments to LIFO inventories	17.8	6.7
Cybersecurity incident costs[e]	(1.3)	0.5
Loss on asbestos sale	—	58.8
Interest income on cash and cash equivalents	(30.0)	(43.3)
Other adjustments[f]	(5.9)	0.4
Adjusted EBITDA	$ 2,093.8	$ 2,018.1
Minus:		
Interest expense	$ 253.9	$ 213.2
Income tax provision, as adjusted[g]	397.9	385.2
Depreciation expense	113.8	105.0
Amortization of non-acquisition related intangible assets	10.1	8.7
Interest income on cash and cash equivalents	(30.0)	(43.3)
Adjusted Net Income	$ 1,348.1	$ 1,349.3
Free Cash Flow from:		
Cash flows from operating activities	$ 1,355.7	$ 1,396.7
Minus:		
Capital expenditures	135.6	149.1
Free Cash Flow	$ 1,220.1	$ 1,247.6

(a) Depreciation expense excludes $4.5 million and $4.0 million of depreciation of rental equipment for the years ended December 31, 2025 and 2024, respectively.

(b) Represents $377.4 million and $364.3 million of amortization of intangible assets arising from acquisitions (customer relationships, technology, tradenames and backlog) and $10.1 million and $8.7 million of amortization of non-acquisition related intangible assets, in each case for the years ended December 31, 2025 and 2024, respectively.

(c) Restructuring and related business transformation costs consisted of the following.

(In millions)	Year Ended December 31, 2025	Year Ended December 31, 2024
Restructuring charges	$ 51.4	$ 31.2
Facility reorganization, relocation and other costs	0.3	1.1
Total restructuring and related business transformation costs	$ 51.7	$ 32.3

(d) Represents costs associated with successful and abandoned acquisitions, including third-party expenses, post-closure integration costs and non-cash charges and credits arising from fair value purchase accounting adjustments.

(e) Represents expected non-recoverable costs associated with a cybersecurity event, net of insurance recoveries.

(f) Includes (i) effects of the amortization of prior service costs and amortization of losses in pension and other postemployment ("OPEB") expense and (ii) other miscellaneous adjustments.

(g) Represents our income tax provision adjusted for the tax effect of pre-tax items excluded from Adjusted Net Income and the removal of applicable discrete tax items. The tax effect of pre-tax items excluded from Adjusted Net Income is computed using the statutory tax rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances. Discrete tax items include changes in tax laws or rates, changes in uncertain tax positions relating to prior years and changes in valuation allowances.

The income tax provision, as adjusted for each of the periods presented below consists of the following.

(In millions)	Year Ended December 31, 2025	Year Ended December 31, 2024
Provision for income taxes	$ 219.4	$ 262.5
Tax impact of pre-tax income adjustments	120.5	113.6
Discrete tax items	58.0	9.1
Income tax provision, as adjusted	$ 397.9	$ 385.2

Liquidity and Capital Resources

Our investment resources include cash on hand, cash generated from operations and borrowings under our Revolving Credit Facility and Commercial Paper Program. We also have the ability to seek additional borrowings, subject to credit agreement restrictions.

For a description of our material indebtedness, see Note 11 "Debt" to our audited consolidated financial statements included elsewhere in this Form 10-K.

As of December 31, 2025, we had $2,600.0 million of unused availability under both the Revolving Credit Facility and Commercial Paper Program.

As of December 31, 2025, we were in compliance with all of our debt covenants and no event of default had occurred or was ongoing.

Liquidity

Our liquidity needs primarily arise from working capital needs for normal operating costs, servicing debt, funding acquisitions and capital expenditures.

(In millions)	Year Ended December 31, 2025	Year Ended December 31, 2024
Cash and cash equivalents	$ 1,248.8	$ 1,541.2
Short-term borrowings and current maturities of long-term debt	$ 1.4	$ 3.1
Long-term debt	4,783.3	4,754.4
Total debt	$ 4,784.7	$ 4,757.5

We can increase the borrowing availability under the Revolving Credit Facility by up to $1,000.0 million in the form of additional commitments on the terms set forth in the Revolving Credit Facility. Our liquidity requirements are significant primarily due to debt service requirements. See Note 11 "Debt" to our audited consolidated financial statements included elsewhere in this Form 10-K for further details.

Our principal sources of liquidity have been existing cash and cash equivalents, cash generated from operations and borrowings under the Senior Notes and former Senior Secured Credit Facilities. Our principal uses of cash will be to provide working capital; finance strategic plans, including possible acquisitions; meet debt service requirements; fund capital expenditures; and return capital to shareholders, through share repurchases and dividend payments. We may also seek to finance capital expenditures under capital leases or other debt arrangements that provide liquidity or favorable borrowing terms. We continue to consider acquisition opportunities, but the size and timing of any future acquisitions and the related potential capital requirements cannot be predicted. In the event that suitable businesses are available for acquisition upon acceptable terms, we may obtain all or a portion of the necessary financing through the incurrence of additional long-term borrowings. As market conditions warrant, we may from time to time, seek to repay loans that we have borrowed, including the borrowings under the Senior Notes. Based on our current level of operations and available cash, we believe our cash flow from operations, together with availability under the Revolving Credit Facility and Commercial Paper Program, will provide sufficient liquidity to fund our current obligations, projected working capital requirements, debt service requirements and capital spending requirements for the foreseeable future. Our business may not generate sufficient cash flows from operations or future borrowings may not be available to us under our Revolving Credit Facility or Commercial Paper Program in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. Our ability to do so depends on, among other factors, prevailing economic conditions, many of which are beyond our control. In addition, upon the occurrence of certain events, such as a change in control, we could be required to repay or refinance our indebtedness. We may not be able to refinance any of our indebtedness, including the Senior Notes, on commercially reasonable terms or at all. Any future acquisitions, joint ventures, or other similar transactions may require additional capital and there can be no assurance that any such capital will be available to us on acceptable terms or at all.

We may from time to time repurchase shares of our common stock in the open market at prevailing market prices (including through Rule 10b5-1 plans), in privately negotiated transactions, a combination thereof or through other transactions. The actual timing, number, manner and value of any shares repurchased will depend on several factors, including the market price of our stock, general market and economic conditions, our liquidity requirements, applicable legal requirements and other business considerations.

A substantial portion of our cash is in jurisdictions outside the United States. We do not assert ASC 740-30 (formerly APB 23) indefinite reinvestment of our historical non-U.S. earnings or future non-U.S. earnings. The Company records a deferred foreign tax liability to cover all estimated withholding, state income tax and foreign income tax associated with repatriating all non-U.S. earnings back to the United States. Our deferred income tax liability as of December 31, 2025 is $50.4 million which consists mainly of withholding taxes.

Working Capital

(In millions)		2025		2024
Net Working Capital				
Current assets	$	4,248.0	$	4,163.5
Less: Current liabilities		2,066.3		1,818.9
Net working capital	$	2,181.7	$	2,344.6
Operating Working Capital				
Accounts receivable	$	1,518.0	$	1,335.4
Plus: Inventories (excluding LIFO)		1,269.9		1,134.2
Plus: Contract assets		163.9		111.2
Less: Accounts payable		996.1		843.6
Less: Contract liabilities		347.2		318.6
Operating working capital	$	1,608.5	$	1,418.6

Net working capital decreased $162.9 million to $2,181.7 million as of December 31, 2025 from $2,344.6 million as of December 31, 2024. Operating working capital increased $189.9 million to $1,608.5 million as of December 31, 2025 from $1,418.6 million as of December 31, 2024. Operating working capital as of December 31, 2025 was 21.0% of 2025 revenues as compared to 19.6% as of December 31, 2024 as a percentage of 2024 revenues. The increase in operating working capital was primarily due to higher accounts receivable, higher inventories, and higher contract assets, partially offset by higher accounts payable and higher contract liabilities. The increase in accounts receivable was primarily due to the timing of revenues in the quarter and seasonal changes in collection timing. The increase in contract assets was primarily due to the timing of revenue recognition and billing on our overtime contracts. The increase in inventories was primarily due to additions to support channel access, foreign currency translation, and acquisitions. The increase in accounts payable was primarily due to the timing of vendor cash disbursements. The increase in contract liabilities was primarily due to the timing of customer milestone payments for in-process engineered to order contracts.

Cash Flows

The following table reflects the major categories of cash flows for the years ended December 31, 2025 and 2024, respectively.

(In millions)	2025	2024
Cash flows provided by operating activities	$ 1,355.7	$ 1,396.7
Cash flows used in investing activities	(660.6)	(3,107.7)
Cash flows provided by (used in) financing activities	(1,053.8)	1,707.5
Free cash flow [1]	1,220.1	1,247.6

   (1) See "Non-GAAP Financial Measures" for a reconciliation to the most directly comparable GAAP measure.

Operating activities

Cash provided by operating activities decreased $41.0 million to $1,355.7 million in 2025 from $1,396.7 million in 2024. This decrease is primarily attributable to an increase in cash used in operating working capital in 2025, compared to 2024, an increase in interest payments for our Senior Notes in 2025 and an increase in pension contributions in 2025, partially offset by an increase in net income excluding non-cash adjustments and lower incentive compensation.

Operating working capital used cash of $73.4 million in 2025 compared to using cash of $23.5 million in 2024. Changes in account receivables used cash of $59.1 million in 2025 compared to using cash of $45.1 million in 2024. Changes in contract assets used cash of $43.7 million in 2025 compared to using cash of $4.8 million in 2024. Changes in inventory used cash of $26.1 million in 2025 compared to generating cash of $39.8 million in 2024. Changes in accounts payable generated cash of $78.7 million in 2025 compared to generating cash of $13.3 million in 2024. Changes in contract liabilities used cash of $23.2 million in 2025 compared to using cash of $26.7 million in 2024.

Investing activities

Cash flows used in investing activities included capital expenditures of $135.6 million (1.8% of consolidated revenues) and $149.1 million (2.1% of consolidated revenues) in 2025 and 2024, respectively. We expect capital expenditures will be approximately 2% of consolidated revenues in 2026. Net cash paid in acquisitions was $525.0 million and $2,958.7 million in 2025 and 2024, respectively. Net proceeds from the disposal of property, plant and equipment were $6.1 million in 2024.

Financing activities

Cash used in financing activities of $1,053.8 million in 2025 is primarily due to purchases of treasury stock of $1,018.0 million, cash dividends on common stock of $31.8 million, and payments of deferred and contingent acquisition consideration of $8.0 million, partially offset by proceeds from stock option exercises of $15.3 million.

Cash provided by financing activities of $1,707.5 million in 2024 is primarily due to net proceeds from long-term debt of $2,054.2 million and proceeds from stock option exercises of $32.2 million, partially offset by purchases of treasury stock of $260.7 million, cash dividends on common stock of $32.3 million, payments of debt issuance costs of $32.3 million, payments of deferred and contingent acquisition consideration of $23.4 million, and payments to settle cross-currency swaps of $19.9 million.

Free cash flow

Free cash flow decreased $27.5 million to $1,220.1 million in 2025 from $1,247.6 million in 2024 primarily due to the decrease in cash provided by operating activities of $41.0 million discussed above, partially offset by the decrease in capital expenditures of $13.5 million.

Purchase Obligations

Purchase obligations consist primarily of agreements to purchase inventory or services made in the normal course of business to meet operational requirements. As of December 31, 2025, the Company had purchase obligations of $830.9 million, with $756.4 million payable in the next 12 months. The purchase obligation amounts do not represent the entire anticipated purchases in the future, but represent only those items for which we are contractually obligated as of December 31, 2025. For this reason, these amounts will not provide a complete and reliable indicator of our expected future cash outflows.

Contingencies

We are a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature for a company of our size and in our sector. We believe that such proceedings, lawsuits and administrative actions will not materially adversely affect our operations, financial condition, liquidity or competitive position. Liabilities on our consolidated balance sheet related to legal proceedings, lawsuits and administrative actions are not significant. A more detailed discussion of certain of these proceedings, lawsuits and administrative actions is set forth in "Item 3. Legal Proceedings."

Critical Accounting Estimates

Accounting estimates discussed in this section are those that we consider to be the most critical to an understanding of our audited consolidated financial statements because they involve significant judgments and uncertainties. These estimates reflect our best judgment about current, and for some estimates, future economic and market conditions and their effect based on information available as of the date of these audited consolidated financial statements. If these conditions change from those expected, it is reasonably possible that the judgments and estimates described below could change, which may result in future impairments of goodwill, intangibles and long-lived assets, increases in reserves for contingencies, establishment of valuation allowances on deferred tax assets and increase in tax liabilities, among other effects. Also see Note 1 "Summary of Significant Accounting Policies" to our audited consolidated financial statements included elsewhere in this Form 10-K, which discusses the significant accounting policies that we have selected from acceptable alternatives.

Business Combinations

We apply the acquisition method of accounting with respect to the identifiable assets and liabilities of a business combination and record the assets acquired and liabilities assumed at their estimated fair values as of the acquisition date. The excess of the cost of the acquired business and the fair value of the assets acquired and liabilities assumed is recognized as goodwill. Estimates of fair value represent management's best estimate of assumptions and about future events and uncertainties, including significant judgments related to future cash flows, discount rates, competitive trends, margin and revenue growth assumptions including royalty rates, customer attrition rates and others. Inputs used are generally obtained from historical data supplemented by current and anticipated market conditions and growth rates.

Significant judgment is required in estimating the fair value of identifiable intangible assets and in assigning their respective useful lives. The fair value estimates are based on historical information and on future expectations and assumptions deemed reasonable by management, but which are inherently uncertain. See Note 3 "Acquisitions" to our audited consolidated financial statements included elsewhere in this Form 10-K for further information regarding the fair value determination of each of the classes of identifiable intangible assets. Determining the useful life of an intangible asset also requires judgment. Certain intangibles are expected to have indefinite lives while certain other identifiable intangible assets have determinable lives. The useful lives of identifiable intangibles with determinable useful lives are based on a variety of factors, including but not limited to, the competitive environment, product cycles, order life cycles, historical customer attrition rates, market share, operating plans and the macroeconomic environment. The costs of determinable-lived intangible assets are amortized to expense over the estimated useful life.

Impairment of Goodwill and Other Identified Intangible Assets

We test goodwill for impairment annually in the fourth quarter of each year using data as of October 1 of that year and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The impairment test consists of comparing the fair value of the reporting unit to the carrying value of the reporting unit. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; provided, the loss recognized cannot exceed the total amount of goodwill allocated to the reporting unit. If applicable, we consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss. We determined fair values for all of the reporting units using a combination of the income and market multiples approaches which are weighted 75% and 25%, respectively.

Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on our most recent views of the long-term outlook for each business. Actual results may differ from those assumed in our forecasts. We derive our discount rates using a capital asset pricing model and analyzing published rates for industries relevant to our reporting units to estimate the cost of equity financing. We use discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in our internally developed forecasts. Discount rates used in our 2025 reporting unit valuations ranged from 8.0% to 10.0% and terminal growth rates ranged from 2.5% to 3.5%.

Under the market multiples approach, fair value is determined based on multiples derived from the stock prices of publicly traded guideline companies to develop a business enterprise value ("BEV") for our reporting units. The application of the market multiples method entails the development of book value multiples based on the market value of the guideline companies. The multiples are developed by first calculating the market value of equity of the guideline companies and then adjusting these multiples for cash and debt to arrive at a BEV multiple. Identifying appropriate guideline companies and computing appropriate market multiples is subjective. We considered various public companies that had reasonably similar qualitative factors as our reporting units while also considering quantitative factors such as revenue growth, profitability and total assets.

During the second quarter of 2025, certain organizational changes occurred that impacted the composition of all reporting units within our Precision and Science Technologies segment. As a result of these changes, the Company performed an interim goodwill impairment test for all affected reporting units, utilizing a combination of an income and market approach weighted 75% and 25%, respectively, to determine the fair value. In the second quarter of 2025, the Company recognized non-cash impairments of $170.3 million and $59.4 million to reduce the carrying value of goodwill of our Biopharma and Aerospace & Defense reporting units, respectively. Both the Biopharma and Aerospace & Defense reporting units were comprised entirely of businesses acquired in the recent ILC Dover acquisition. After considering the effect of the impairments, the Biopharma and Aerospace & Defense reporting units had goodwill of $816.6 million and $15.9 million, respectively.

We performed our annual impairment test during the fourth quarter and no additional goodwill impairments were recorded. The Life Sciences reporting unit, which was created by the second quarter organizational changes discussed above and includes the historical Biopharma and Aerospace & Defense reporting units, had a cushion of 30%. The cushion of all other reporting units was at least 85%. Changes in forecast estimates or the application of alternative assumptions could produce significantly different results. The discount rates (8.0% to 10.0%), terminal growth rates (2.5% to 3.5%), and EBITDA multiples are the most sensitive assumptions. A material non-cash impairment of goodwill could result from a number of circumstances, including different assumptions used in determining the fair value of these reporting units or changes to customer spending priorities.

We test intangible assets with indefinite lives for impairment annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable, utilizing a discounted cash flow valuation referred to as the relief from royalty method. We estimated forecasted revenues for a period of five years with discount rates ranging from 8.5% to 10.5%, terminal growth rates of 2.5% to 3.5%, and royalty rates ranging from 0.5% to 4.0%.

During the second quarter of 2025, due to the reduction in the forecast for Aerospace & Defense and the increase in discount rates, the Company quantitatively tested the relevant indefinite lived tradename for impairment which resulted in a non-cash charge of $36.1 million, within the Precision and Science Technologies segment.

During the fourth quarter of 2025, the Company retired a tradename and rebranded a business within the Industrial Technologies and Services segment. As a result, the Company recognized an impairment of $7.6 million to reduce the carrying value of the retired tradename.

We performed our annual impairment test during the fourth quarter and no additional impairments were recorded. Changes in forecasted revenues or any of the other assumptions mentioned above could result in a material non-cash impairment charge in a future period.

We review identified intangible assets with defined useful lives and subject to amortization for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment loss occurred requires comparing the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset.

Also see Note 8 "Goodwill and Other Intangible Assets" to our audited consolidated financial statements included elsewhere in this Form 10-K.

Income Taxes

Our annual tax rate is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. We review our tax positions quarterly and adjust the balances as new information becomes available.

The Tax Cuts and Jobs Act ("Tax Act"), enacted on December 22, 2017, created a new requirement that certain income (i.e., Global intangible low taxed income ("GILTI")) earned by controlled foreign corporations ("CFC") must be included currently in the gross income of the CFCs' U.S. shareholder. GILTI is the excess of the shareholder's "net CFC tested income" over the net deemed tangible income return, which is currently defined as the excess of (1) 10% of the aggregate of the U.S. shareholder's pro rata share of the qualified business asset investment of each CFC with respect to which it is a U.S. shareholder over (2) the amount of certain interest expense taken into account in the determination of net CFC-tested income.

Under U.S. GAAP, the Company is allowed to make an accounting policy choice of either (1) treating taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period expense when incurred (the "period cost method") or (2) factoring such amounts into a company's measurement of its deferred taxes (the "deferred method"). The Company has determined that it will follow the period cost method (option 1 above). The Company recorded a tax expense of $13.0 million in 2025 for the GILTI provisions of the Tax Act.

Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income rely heavily on estimates. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established. Amounts recorded for deferred tax assets related to tax attribute carryforwards, net of valuation allowances, were $42.9 million and $43.0 million as of December 31, 2025 and 2024, respectively, with the decrease due to the utilization of attributes in the current year.

Loss Contingencies

Loss contingencies are uncertain and unresolved matters that arise in the ordinary course of business and result from events or actions by others that have the potential to result in a future loss. Such contingencies include, but are not limited to environmental obligations and losses resulting from other events and developments.

When a loss is considered probable and reasonably estimable, we record a liability in the amount of our best estimate for the ultimate loss. When there appears to be a range of possible costs with equal likelihood, liabilities are based on the low-end of such range. However, the likelihood of a loss with respect to a particular contingency is often difficult to predict and determining a meaningful estimate of the loss or a range of loss may not be practicable based on the information available and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. Moreover, it is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information must be continuously evaluated to determine both the likelihood of potential loss and whether it is possible to reasonably estimate a range of possible loss. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

Disclosure also is provided when it is reasonably possible that a loss will be incurred or when it is reasonably possible that the amount of a loss will exceed the recorded provision. We regularly review all contingencies to determine whether the likelihood of loss has changed and to assess whether a reasonable estimate of the loss or range of loss can be made. As discussed above, development of a meaningful estimate of loss or a range of potential loss is complex when the outcome is directly dependent on negotiations with or decisions by third parties, such as regulatory agencies, the court system and other interested parties. Such factors bear directly on whether it is possible to reasonably estimate a range of potential loss and boundaries of high and low.

Recent Accounting Pronouncements

See Note 2 "New Accounting Standards" to our audited consolidated financial statements included elsewhere in this Form 10-K for a discussion of recent accounting standards.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We manage our debt centrally, considering tax consequences and our overall financings strategies. Our exposure to interest rate risk results primarily from our fixed rate to floating rate swap contracts which are used to adjust the relative fixed rate versus floating rate proportions of our debt portfolio. As of December 31, 2025, we had no variable rate debt outstanding.

At times we use interest rate swaps and interest rate caps to offset or mitigate our exposure to interest rate movements. The outstanding interest rate swaps qualify and are designated as fair value hedges. As of December 31, 2025, we were a variable rate payer on nine interest rate swap contracts that effectively convert a total of $1,000.0 million of the Company's fixed rate borrowings to variable rate borrowings. See Note 19 "Hedging Activities, Derivative Instruments and Credit Risk" to our audited consolidated financial statements included elsewhere in this Form 10-K.

The following table presents the annualized impact of hypothetical changes in market interest rates across the yield curve by 100 basis points, including the effect of our interest rate swaps for the years ended December 31, 2025 and 2024 on our interest expense.

(In millions)	**2025**	**2024**
Increase (decrease) in market interest rates		
100 basis points	$ 10.0	$ 7.5
(100) basis points	(10.0)	(7.5)

Foreign Currency Risk

We are exposed to foreign currency risks that arise from our global business operations. Changes in foreign currency exchange rates affect the translation of local currency balances of foreign subsidiaries, transaction gains and losses associated with intercompany loans with foreign subsidiaries and transactions denominated in currencies other than a subsidiary's functional currency. In 2025, the relative weakening of the U.S. dollar against foreign currencies had a favorable impact on our revenues and results of operations. In 2024 the relative strengthening of the U.S. dollar against foreign currencies had an unfavorable impact on our revenues and results of operations. While future changes in foreign currency exchange rates are difficult to predict, our revenues and earnings may be adversely affected if the U.S. dollar strengthens against foreign currencies.

We seek to minimize our exposure to foreign currency risks through a combination of normal operating activities, including by conducting our international business operations primarily in their functional currencies to match expenses with revenues and the use of foreign currency forward exchange contracts and net investment hedges. In addition, to mitigate the risk arising from entering into transactions in currencies other than our functional currencies, we typically settle intercompany trading balances at least quarterly.

The table below presents the percentage of revenues and gross profit by functional currency for the years ended December 31, 2025 and 2024.

	U.S. Dollar	**Euro**	**Chinese Renminbi**	**British Pound**	**Other**
Year Ended December 31, 2025					
Revenues	46 %	25 %	10 %	4 %	15 %
Gross profit	48 %	26 %	11 %	3 %	12 %
Year Ended December 31, 2024					
Revenues	45 %	27 %	11 %	4 %	13 %
Gross profit	46 %	28 %	12 %	3 %	11 %

We utilize foreign currency denominated debt obligations and/or cross currency interest rate swaps designated as net investment hedges from time to time to selectively hedge portions of our investment in non-U.S. subsidiaries. The currency effects of the designated debt obligations and cross currency interest rate swaps are reflected in accumulated other comprehensive income within our stockholders' equity, where they partially offset the currency translation effects of our investments in non-U.S. subsidiaries, which in turn partially offset gains and losses recorded on our net investments globally. These currency translation effects and offsetting impacts of our derivatives for the years ended December 31, 2025 and 2024 are summarized in Note 14 "Accumulated Other Comprehensive Income (Loss)" to our audited consolidated financial statements included elsewhere in this Form 10-K.

We also enter into foreign currency forward contracts to manage the risk arising from transaction gains and losses associated with intercompany loans with foreign subsidiaries. Our foreign currency forward contracts are typically short-term and are rolled forward as necessary upon settlement. As of December 31, 2025, we were party to tenforeign currency forward contracts, all of which are carried on our balance sheet at fair value. See Note 19 "Hedging Activities, Derivative Instruments and Credit Risk" to our audited consolidated financial statements included elsewhere in this Form 10-K.

The table below presents, for the year ended December 31, 2025, the hypothetical change from the effect of a 10% appreciation in the average exchange rate of the U.S. dollar relative to the principal foreign currencies in which our revenues and gross profit are denominated.

	Year Ended December 31, 2025		
(In millions)	Euro	Chinese Renminbi	British Pound
Revenues	$ 194.4	$ 78.4	$ 28.8
Gross profit	87.9	35.6	9.6

ITEM 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

INGERSOLL RAND INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

	For the Years Ended December 31,		
	2025	2024	2023
Revenues	$ 7,650.9	$ 7,235.0	$ 6,876.1
Cost of sales	4,314.6	4,065.0	3,993.9
Gross Profit	3,336.3	3,170.0	2,882.2
Selling and administrative expenses	1,439.3	1,344.4	1,272.7
Amortization of intangible assets	387.5	373.0	367.5
Impairment of goodwill	229.7	—	—
Impairment of other intangible assets	43.7	13.9	—
Other operating expense, net	91.5	138.6	77.7
Operating Income	1,144.6	1,300.1	1,164.3
Interest expense	253.9	213.2	156.7
Loss on extinguishment of debt	—	3.0	13.5
Other income, net	(44.6)	(48.9)	(37.0)
Income Before Income Taxes	935.3	1,132.8	1,031.1
Provision for income taxes	219.4	262.5	240.0
Loss on equity method investments	(127.1)	(24.0)	(6.0)
Net Income	588.8	846.3	785.1
Less: Net income attributable to noncontrolling interests	7.4	7.7	6.4
Net Income Attributable to Ingersoll Rand Inc.	$ 581.4	$ 838.6	$ 778.7
Basic earnings per share	1.46	2.08	1.92
Diluted earnings per share	1.45	2.06	1.90

The accompanying notes are an integral part of these consolidated financial statements.

INGERSOLL RAND INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	For the Years Ended December 31,					
	2025		**2024**		**2023**	
Comprehensive Income Attributable to Ingersoll Rand Inc.						
Net income attributable to Ingersoll Rand Inc.	$	581.4	$	838.6	$	778.7
Other comprehensive income (loss), net of tax:						
Foreign currency translation adjustments, net		330.5		(231.6)		34.8
Unrecognized loss on cash flow hedges		(5.8)		(9.1)		(3.8)
Pension and other postretirement prior service cost and gain (loss), net		(4.5)		(0.2)		(6.9)
Other comprehensive income (loss), net of tax		320.2		(240.9)		24.1
Comprehensive income attributable to Ingersoll Rand Inc.	$	901.6	$	597.7	$	802.8
Comprehensive Income Attributable to Noncontrolling Interests						
Net income attributable to noncontrolling interests	$	7.4	$	7.7	$	6.4
Other comprehensive income (loss), net of tax:						
Foreign currency translation adjustments, net		(2.4)		2.7		1.7
Total other comprehensive income (loss), net of tax		(2.4)		2.7		1.7
Comprehensive income attributable to noncontrolling interests	$	5.0	$	10.4	$	8.1
Total Comprehensive Income	$	906.6	$	608.1	$	810.9

The accompanying notes are an integral part of these consolidated financial statements.

INGERSOLL RAND INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except share and per share amounts)

	December 31, 2025	December 31, 2024
Assets		
Current assets		
Cash and cash equivalents	$ 1,248.8	$ 1,541.2
Accounts receivable, net of allowance for credit losses of $66.8 and $57.3, respectively	1,518.0	1,335.4
Inventories	1,172.9	1,055.0
Other current assets	308.3	231.9
Total current assets	4,248.0	4,163.5
Property, plant and equipment, net of accumulated depreciation of $689.6 and $567.5, respectively	930.3	842.1
Goodwill	8,484.1	8,148.1
Other intangible assets, net	4,240.3	4,372.8
Deferred tax assets	38.7	26.1
Other assets	355.8	457.2
Total assets	$ 18,297.2	$ 18,009.8
Liabilities and Equity		
Current liabilities		
Short-term borrowings and current maturities of long-term debt	$ 1.4	$ 3.1
Accounts payable	996.1	843.6
Accrued liabilities	1,068.8	972.2
Total current liabilities	2,066.3	1,818.9
Long-term debt, less current maturities	4,783.3	4,754.4
Pensions and other postretirement benefits	134.2	139.3
Deferred income tax liabilities	696.9	757.6
Other liabilities	462.5	294.3
Total liabilities	8,143.2	7,764.5
Commitments and contingencies (Note 21)		
Stockholders' equity		
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 431,753,302 and 430,745,964 shares issued as of December 31, 2025 and 2024, respectively	4.3	4.3
Capital in excess of par value	9,699.9	9,633.6
Retained earnings	3,053.1	2,503.5
Accumulated other comprehensive loss	(148.3)	(468.5)
Treasury stock at cost; 40,631,613 and 27,865,885 shares as of December 31, 2025 and 2024, respectively	(2,519.2)	(1,493.9)
Total Ingersoll Rand Inc. stockholders' equity	10,089.8	10,179.0
Noncontrolling interests	64.2	66.3
Total equity	10,154.0	10,245.3
Total liabilities and equity	$ 18,297.2	$ 18,009.8

The accompanying notes are an integral part of these consolidated financial statements.

INGERSOLL RAND INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Ingersoll Rand Inc. Stockholders' Equity	Noncontrolling Interests	Total Equity
	Shares Issued	Par							
Balance at December 31, 2022	426.3	$ 4.3	$ 9,476.8	$ 950.9	$ (251.7)	$ (984.5)	$ 9,195.8	$ 61.4	$ 9,257.2
Net income	—	—	—	778.7	—	—	778.7	6.4	785.1
Dividends declared	—	—	—	(32.4)	—	—	(32.4)	—	(32.4)
Issuance of common stock for stock-based compensation plans	2.3	—	27.8	—	—	—	27.8	—	27.8
Purchases of treasury stock	—	—	—	—	—	(264.1)	(264.1)	—	(264.1)
Issuance of treasury stock for stock-based compensation plans	—	—	(4.9)	—	—	7.7	2.8	—	2.8
Stock-based compensation	—	—	51.1	—	—	—	51.1	—	51.1
Other comprehensive income, net of tax	—	—	—	—	24.1	—	24.1	1.7	25.8
Dividends attributable to noncontrolling interests	—	—	—	—	—	—	—	(6.6)	(6.6)
Balance at December 31, 2023	428.6	$ 4.3	$ 9,550.8	$ 1,697.2	$ (227.6)	$ (1,240.9)	$ 9,783.8	$ 62.9	$ 9,846.7
Net income	—	—	—	838.6	—	—	838.6	7.7	846.3
Dividends declared	—	—	—	(32.3)	—	—	(32.3)	—	(32.3)
Issuance of common stock for stock-based compensation plans	2.1	—	30.1	—	—	—	30.1	—	30.1
Purchases of treasury stock	—	—	—	—	—	(261.2)	(261.2)	—	(261.2)
Issuance of treasury stock for stock-based compensation plans	—	—	(6.1)	—	—	8.2	2.1	—	2.1
Stock-based compensation	—	—	58.8	—	—	—	58.8	—	58.8
Other comprehensive income (loss), net of tax	—	—	—	—	(240.9)	—	(240.9)	2.7	(238.2)
Dividends attributable to noncontrolling interests	—	—	—	—	—	—	—	(7.0)	(7.0)
Balance at December 31, 2024	430.7	$ 4.3	$ 9,633.6	$ 2,503.5	$ (468.5)	$ (1,493.9)	$ 10,179.0	$ 66.3	$ 10,245.3
Net income	—	—	—	581.4	—	—	581.4	7.4	588.8
Dividends declared	—	—	—	(31.8)	—	—	(31.8)	—	(31.8)
Issuance of common stock for stock-based compensation plans	1.1	—	14.9	—	—	—	14.9	—	14.9
Purchases of treasury stock	—	—	—	—	—	(1,027.3)	(1,027.3)	—	(1,027.3)
Issuance of treasury stock for stock-based compensation plans	—	—	(1.6)	—	—	2.0	0.4	—	0.4
Stock-based compensation	—	—	53.0	—	—	—	53.0	—	53.0
Other comprehensive income (loss), net of tax	—	—	—	—	320.2	—	320.2	(2.4)	317.8
Dividends attributable to noncontrolling interests	—	—	—	—	—	—	—	(7.1)	(7.1)
Balance at December 31, 2025	431.8	$ 4.3	$ 9,699.9	$ 3,053.1	$ (148.3)	$ (2,519.2)	$ 10,089.8	$ 64.2	$ 10,154.0

The accompanying notes are an integral part of these consolidated financial statements.

INGERSOLL RAND INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	For the Years Ended December 31,		
	2025	2024	2023
Cash Flows From Operating Activities			
Net income	$ 588.8	$ 846.3	$ 785.1
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of intangible assets	387.5	373.0	367.5
Depreciation	118.3	109.0	91.6
Impairment of goodwill and other intangible assets	273.4	13.9	—
Non-cash restructuring charges	—	1.6	2.7
Stock-based compensation expense	53.0	58.8	51.9
Loss on equity method investments	127.1	24.0	6.0
Foreign currency transaction losses, net	18.6	3.2	5.1
Non-cash adjustments to carrying value of LIFO inventories	17.8	6.7	12.0
Loss on extinguishment of debt	—	3.0	13.5
Loss on sale of asbestos-related assets and liabilities	—	33.7	—
Deferred income taxes	(79.4)	(33.1)	(76.9)
Other non-cash adjustments	9.9	7.7	8.3
Changes in assets and liabilities:			
Receivables	(59.1)	(45.1)	(48.6)
Inventories	(26.1)	39.8	117.3
Accounts payable	78.7	13.3	(23.9)
Accrued liabilities	(35.3)	(34.5)	94.8
Other assets and liabilities, net	(117.5)	(24.6)	(29.0)
Net cash provided by operating activities	1,355.7	1,396.7	1,377.4
Cash Flows From Investing Activities			
Capital expenditures	(135.6)	(149.1)	(105.4)
Net cash paid in acquisitions	(525.0)	(2,958.7)	(963.0)
Disposals of property, plant and equipment	—	6.1	7.6
Other investing	—	(6.0)	0.3
Net cash used in investing activities	(660.6)	(3,107.7)	(1,060.5)
Cash Flows From Financing Activities			
Principal payments on long-term debt	—	(1,242.7)	(1,518.0)
Proceeds from long-term debt	—	3,296.9	1,490.4
Purchases of treasury stock	(1,018.0)	(260.7)	(263.0)
Cash dividends on common stock	(31.8)	(32.3)	(32.4)
Proceeds from stock option exercises	15.3	32.2	30.3
Payments to settle cross-currency swaps	—	(19.9)	—
Payments of deferred and contingent acquisition consideration	(8.0)	(23.4)	(17.5)
Payments of debt issuance costs	—	(32.3)	(18.5)
Other financing	(11.3)	(10.3)	(8.8)
Net cash provided by (used in) financing activities	(1,053.8)	1,707.5	(337.5)
Effect of exchange rate changes on cash and cash equivalents	66.3	(50.8)	3.1
Net decrease in cash and cash equivalents	(292.4)	(54.3)	(17.5)
Cash and cash equivalents, beginning of year	1,541.2	1,595.5	1,613.0
Cash and cash equivalents, end of year	$ 1,248.8	$ 1,541.2	$ 1,595.5

	For the Years Ended December 31,		
	2025	2024	2023
Supplemental Cash Flow Information			
Cash paid for income taxes, net of refunds	$ 269.3	$ 276.7	$ 302.0
Cash paid for interest, net of interest rate derivative settlements	249.0	209.0	100.5

The accompanying notes are an integral part of these consolidated financial statements.

Note 1: **Summary of Significant Accounting Policies**

Overview and Basis of Presentation

Ingersoll Rand Inc. is a global provider of mission-critical flow creation products and life science and industrial solutions. The accompanying consolidated financial statements include the accounts of Ingersoll Rand Inc. and its consolidated subsidiaries (collectively referred to herein as "Ingersoll Rand" or the "Company").

Principles of Consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The Company regularly evaluates the estimates and assumptions related to the allowance for credit losses, inventory valuation, warranty reserves, fair value of stock-based awards, goodwill, intangible asset, and long-lived asset valuations, employee benefit plan liabilities, over time revenue recognition, income tax liabilities and deferred tax assets and related valuation allowances, uncertain tax positions, restructuring reserves, and litigation and other loss contingencies. Actual results could differ materially and adversely from those estimates and assumptions, and such results could affect the Company's consolidated net income, financial position, or cash flows.

Foreign Currency Translation

Assets and liabilities of the Company's foreign subsidiaries, where the functional currency is not the U.S. Dollar ("USD"), are translated at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at average rates prevailing during the year. Adjustments resulting from the translation of the assets and liabilities of foreign operations into USD are excluded from the determination of net income, and are reported in accumulated other comprehensive loss, a separate component of stockholders' equity, and included as a component of other comprehensive income (loss). Assets and liabilities of subsidiaries that are denominated in currencies other than the subsidiaries' functional currency are remeasured into the functional currency using end of period exchange rates, or historical rates for certain balances, where applicable. Gains and losses related to these remeasurements are recorded within the Consolidated Statements of Operations as a component of "Other operating expense, net."

Revenue Recognition

The Company recognizes revenue when the Company has satisfied its obligation and control is transferred to the customer. The majority of the Company's revenues are derived from short duration contracts and revenue is recognized at a single point in time when control is transferred to the customer, generally at shipment or when delivery has occurred or services have been rendered. The Company also has certain contracts in which revenue is recognized over time based on the Company's progress in satisfying the contractual performance obligations. See Note 15 "Revenue from Contracts with Customers" for additional information regarding revenue recognition.

Cost of Sales

Cost of sales includes the costs the Company incurs, including purchased materials, labor and overhead related to manufactured products and aftermarket parts sold during a period. Depreciation related to manufacturing equipment and facilities is included in cost of sales. Purchased materials represent the majority of costs of sales, with steel, aluminum, copper and partially finished castings representing the most significant materials inputs. Cost of sales for services includes the direct costs the Company incurs including direct labor, parts and other overhead costs including depreciation of equipment and facilities to deliver repair, maintenance, and other field services to the Company's customers.

Selling and Administrative Expenses

Selling and administrative expenses consist of (i) employee related salary, stock-based compensation expense, benefits and other expenses for selling, administrative functions and other activities not associated with the manufacture of products or delivery of services to customers; (ii) the costs of marketing and direct costs of selling products and services to customers including internal and external sales commissions; (iii) facilities costs including office rent, maintenance, depreciation, and insurance for selling and administrative activities; (iv) research and development expenditures; (v) professional and consultant fees; and (vi) other miscellaneous expenses.

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments primarily consisting of demand deposits and have original maturities of three months or less. Accordingly, the carrying amount of such instruments is considered a reasonable estimate of fair value. As of December 31, 2025 and 2024, cash of $8.1 million and $10.5 million, respectively, was pledged to financial institutions as collateral to support the issuance of standby letters of credit and similar instruments on behalf of the Company.

Accounts Receivable

Trade accounts receivable consist of amounts owed for products shipped to or services performed for customers. Reviews of customers' creditworthiness are performed prior to order acceptance or order shipment.

Trade accounts receivable are recorded net of an allowance for expected credit losses. The allowance for credit losses is based on the Company's assessment of losses that will result from its customers' inability or unwillingness to pay amounts owed to the Company. The allowance is determined using a combination of factors, including historical credit loss experience and the length of time that the trade receivables are past due, supplemented by the Company's knowledge of customer-specific information, current market conditions and reasonable and supportable forecasts of future events and economic conditions.

Inventories

Inventories, which consist primarily of raw materials and finished goods, are carried at the lower of cost or net realizable value. Fixed manufacturing overhead is allocated to the cost of inventory based on the normal capacity of production facilities. Unallocated overhead during periods of abnormally low production levels is recognized as cost of sales in the period in which it is incurred.

Property, Plant and Equipment

Property, plant and equipment includes the historical cost of land, buildings, equipment, and significant improvements to existing plant and equipment or in the case of acquisitions, a fair market value of assets at the time of acquisition. Repair and maintenance costs that do not extend the useful life of an asset are recorded as an expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are generally as follows: buildings — 10 to 30 years, machinery and equipment — 7 to 10 years, and office furniture and equipment — 3 to 10 years.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired, liabilities assumed, and non-controlling interests, if any. Intangible assets, including goodwill, are assigned to the Company's reporting units based upon their fair value at the time of acquisition. Goodwill and indefinite-lived intangibles such as tradenames are not subject to amortization but are assessed for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired or that there is a probable reduction in the fair value of a reporting unit below its aggregate carrying value.

The Company tests goodwill for impairment annually in the fourth quarter of each year using data as of October 1 of that year and whenever events or changes in circumstances indicate the carrying value may not be recoverable. The impairment test consists of comparing the fair value of the reporting unit to the carrying value of the reporting unit. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; provided, the loss recognized cannot exceed the total amount of goodwill allocated to the reporting unit. If applicable, the Company considers income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss. The Company determined fair values for each of the reporting units using a combination of the income and market multiple approaches which are weighted 75% and 25%, respectively.

Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. The Company uses its internal forecasts to estimate future cash flows and includes an estimate of long-term future growth rates based on its most recent views of the long-term outlook for each reporting unit. Actual results may differ from those assumed in the Company's forecasts. The Company derives its discount rates using a capital asset pricing model and analyzing published rates for industries relevant to its reporting units to estimate the cost of equity financing. The Company uses discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in its internally developed forecasts. Under the market approach, the Company applies performance multiples from comparable public companies, adjusted for relative risk, profitability, and growth considerations, to the reporting units to estimate fair value.

The Company tests intangible assets with indefinite lives annually for impairment and whenever events or changes in circumstances indicate that the carrying value may not be recoverable, using a relief from royalty discounted cash flow fair value model. The quantitative impairment test for indefinite-lived intangible assets involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The relief from royalty method requires the Company to estimate forecasted revenues and determine appropriate discount rates, royalty rates, and terminal growth rates.

See Note 8 "Goodwill and Other Intangible Assets" for additional information related to impairment testing for goodwill and other intangible assets.

Long-Lived Assets Including Intangible Assets With Finite Useful Lives

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, which vary depending on the type of intangible assets. In determining the estimated useful lives of definite-lived intangibles, we consider the nature, competitive position, life cycle position and historical and expected future operating cash flows of each acquired assets, as well as our commitment to support these assets through continued investment and legal infringement protection.

The Company reviews long-lived assets, including identified intangible assets with finite useful lives and subject to amortization for impairment, whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment loss occurred requires comparing the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset. Such events and circumstances include the occurrence of an adverse change in the market involving the business employing the related long-lived assets or a situation in which it is more likely than not that the Company will dispose of such assets. If the comparison indicates that there is impairment, the impairment loss to be recognized as a non-cash charge to earnings is measured by the amount by which the carrying amount of the assets exceeds their fair value and the impaired assets are written down to their fair value or, if fair value is not readily determinable, to an estimated fair value based on discounted expected future cash flows. Assets to be disposed are reported at the lower of the carrying amount or fair value, less costs to dispose.

Warranty Reserves

Most of the Company's product sales are covered by warranty provisions that generally provide for the repair or replacement of qualifying defective items for a specified period after the time of sale, typically 12 months. The Company establishes reserves for estimated product warranty costs at the time revenue is recognized based upon historical warranty experience and additionally for any known product warranty issues. The Company's warranty obligation has been and may in the future be affected by product failure rates, repair or field replacement costs, and additional costs incurred in correcting any product failure.

Stock-Based Compensation

Stock-based compensation is measured for all stock-based equity awards made to employees and non-employee directors based on the estimated fair value as of the grant date. The determination of the fair values of stock-based awards at the grant date requires judgment, including estimating the expected term of the relevant stock-based payment awards and the expected volatility of the Company's stock. The fair value of each stock option grant under the stock-based compensation plans is estimated on the date of grant or modification using the Black-Scholes-Merton option-pricing model. The expected stock volatility assumption was based on an average of the historical volatility over the expected term of the stock options. Forfeitures of stock options are accounted for as they occur. Restricted stock units and performance share units with internal performance metrics (i.e. EPS) are valued at the share price on the date of grant. The grant date fair value of performance share units with external performance metrics (i.e. TSR) is determined using a Monte Carlo simulation pricing model.

See Note 18 "Stock-Based Compensation Plans" for additional information regarding the Company's equity compensation plans.

Pension and Other Postretirement Benefits

The Company sponsors a number of pension plans and other postretirement benefit plans worldwide. The calculation of the pension and other postretirement benefit obligations and net periodic benefit cost under these plans requires the use of actuarial valuation methods and assumptions. These assumptions include the discount rates used to value the projected benefit obligations, future rate of compensation increases, expected rates of return on plan assets and expected healthcare cost trend rates. The discount rates selected to measure the present value of the Company's benefit obligations as of December 31, 2025 and 2024 were derived by examining the rates of high-quality, fixed income securities whose cash flows or duration match the timing and amount of expected benefit payments under the plans. In accordance with GAAP, actual results that differ from the Company's assumptions are recorded in accumulated other comprehensive income (loss) and amortized through net periodic benefit cost over future periods. While management believes that the assumptions are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension and other postretirement benefit obligations and future net periodic benefit cost.

See Note 12 "Benefit Plans" for disclosures related to the Company's benefit plans, including quantitative disclosures reflecting the impact that changes in certain assumptions would have on service and interest costs and benefit obligations.

Income Taxes

The Company has determined income tax expense and other deferred income tax information based on the asset and liability method. Deferred income tax liabilities are provided on temporary differences between assets and liabilities for financial and tax reporting purposes as measured by enacted tax rates expected to apply when temporary differences are settled or realized. A valuation allowance is established for the portion of deferred tax assets for which it is not more likely than not that a tax benefit will be realized.

Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards. The Company believes that its income tax liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in income tax expense and, therefore, could have a material impact on the Company's tax provision, net income, and cash flows. The Company reviews its liabilities quarterly, and may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning transfer prices, the resolution of audits, or the expiration of statutes of limitations. Adjustments are most likely to occur in the year during which major audits are closed.

The Tax Cuts and Jobs Act ("Tax Act"), enacted on December 22, 2017, created a new requirement that certain income (i.e., Global intangible low taxed income ("GILTI")) earned by controlled foreign corporations ("CFC") must be included currently in the gross income of the CFCs' U.S. shareholder. GILTI is the excess of the shareholder's "net CFC tested income" over the net deemed tangible income return, which is currently defined as the excess of (1) 10% of the aggregate of the U.S. shareholder's pro rata share of the qualified business asset investment of each CFC with respect to which it is a U.S. shareholder over (2) the amount of certain interest expense taken into account in the determination of net CFC-tested income.

Under U.S. GAAP, the Company is allowed to make an accounting policy choice of either (1) treating taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period expense when incurred (the "period cost method") or (2) factoring such amounts into a company's measurement of its deferred taxes (the "deferred method"). The Company has determined that it will follow the period cost method (option 1 above). The Company recorded a tax expense of $13.0 million in 2025 for the GILTI provisions of the Tax Act.

Research and Development

For the years ended December 31, 2025, 2024 and 2023, the Company spent $114.3 million, $116.6 million, and $108.2 million, respectively, on research activities relating to the development of new products and new product applications. All such expenditures were funded by the Company, expensed as incurred and recorded to "Selling and administrative expenses" in the Consolidated Statements of Operations.

Derivative Financial Instruments

All derivative financial instruments are reported on the balance sheet at fair value. For derivative instruments that are not designated as hedges, any gain or loss on the derivatives is recognized in earnings in the current period. A derivative instrument may be designated as a hedge of the exposure to: (1) changes in the fair value of an asset, liability, or firm commitment, (2) variability in expected future cash flows, if the hedging relationship is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk during the period of designation or (3) as a hedge of a net investment in a foreign operation. If a derivative is designated as a fair value hedge, the gain or loss on the derivative and the offsetting loss or gain on the hedged asset, liability, or firm commitment are recognized in earnings. For derivative instruments designated as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified to earnings in the same period that the hedged transaction affects earnings. For derivative instruments designated as net investment in a foreign operation, gains or losses are reported as currency translation adjustments. The ineffective portion of the gain or loss is immediately recognized in earnings. Gains or losses on derivative instruments recognized in earnings are reported in the same line item as the associated hedged transaction in the Consolidated Statements of Operations.

Hedge accounting is discontinued prospectively when (1) it is determined that a derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative is sold, terminated, or exercised; (3) the hedged item no longer meets the definition of a firm commitment; or (4) it is unlikely that a forecasted transaction will occur within two months of the originally specified time period.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative continues to be carried on the balance sheet at its fair value, and the changes in the fair value of the hedged asset or liability is recorded to the Consolidated Statements of Operations. When cash flow hedge accounting is discontinued because the derivative is sold, terminated, or exercised, the net gain or loss remains in accumulated other comprehensive income and is reclassified into earnings in the same period that the hedged transaction affects earnings or until it becomes unlikely that a hedged forecasted transaction will occur within two months of the originally scheduled time period. When hedge accounting is discontinued because a hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the Consolidated Balance Sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment is removed from the balance sheet and recognized as a gain or loss currently in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur within two months of the originally specified time period, the derivative continues to be carried on the balance sheet at its fair value, and gains and losses reported in accumulated other comprehensive income are recognized immediately in the Consolidated Statements of Operations.

Comprehensive Income

The Company's comprehensive income consists of net income (loss) and other comprehensive income (loss), consisting of (i) unrealized foreign currency net gains and losses on the translation of the assets and liabilities of its foreign operations; (ii) realized and unrealized foreign currency gains and losses on intercompany notes of a long-term nature and hedges of net investments in foreign operations, net of income taxes; (iii) unrealized gains and losses on cash flow hedges, net of income taxes; and (iv) pension and other postretirement prior service cost and actuarial gains or losses, net of income taxes. See Note 14 "Accumulated Other Comprehensive Income (Loss)."

Restructuring Charges

The Company incurs costs in connection with workforce reductions, facility consolidations and other actions. Such costs include employee termination benefits (one-time arrangements and benefits attributable to prior service), termination of contractual obligations, non-cash asset charges and other direct incremental costs.

A liability is established through a charge to operations for (i) one-time employee termination benefits when management commits to a plan of termination; (ii) employee termination benefits that accumulate or vest based on prior service when it becomes probable that such termination benefits will be paid and the amount of the payment can be reasonably estimated; and (iii) contract termination costs when the contract is terminated or the Company becomes contractually obligated to make such payment. Other direct incremental costs are charged to operations as incurred.

Charges recorded in connection with restructuring plans are included in "Other operating expense, net" in the Consolidated Statements of Operations.

Business Combinations

The Company accounts for business combinations by applying the acquisition method. The Company's consolidated financial statements include the operating results of acquired entities from the respective dates of acquisition. The Company recognizes and measures the identifiable assets acquired, liabilities assumed, and any non-controlling interest as of the acquisition date at fair value. The excess, if any, of total consideration transferred in a business combination over the fair value of identifiable assets acquired, liabilities assumed, and any non-controlling interest is recognized as goodwill in the Consolidated Balance Sheets. Costs incurred by the Company to effect a business combination other than costs related to the issuance of debt or equity securities are included in the Consolidated Statements of Operations in the period the costs are incurred.

Earnings per Share

The calculation of earnings per share ("EPS") is based on the weighted-average number of the Company's shares outstanding for the applicable period. The calculation of diluted earnings per share reflects the effect of all dilutive potential shares that were outstanding during the respective periods, unless the effect of doing so is antidilutive. The Company uses the treasury stock method to calculate the effect of outstanding share-based compensation awards.

Leases

The Company has operating and financing leases for real estate, vehicles, IT equipment, office equipment and production equipment. The Company determines if an arrangement is a lease and identifies the classification of the lease as a financing lease or an operating lease at inception. Operating leases are recorded as operating lease right-of-use assets ("ROU assets") in "Other assets" and operating lease liabilities in "Accrued liabilities" and "Other liabilities" in the Consolidated Balance Sheets. Financing leases are recorded as financing ROU assets in "Property, plant and equipment" and lease liabilities in "Short-term borrowings and current maturities of long-term debt" and "Long-term debt, less current maturities" in the Consolidated Balance Sheets.

At the date of commencement, lease liabilities are recorded at the present value of the future minimum lease payments over the lease term. The lease term is equal to the initial term at commencement plus any renewal or extension options that the Company is reasonably certain will be exercised. ROU assets at the date of commencement are equal to the amount of the initial lease liability, the initial direct costs incurred by the Company and any prepaid lease payments less any incentives received. An incremental borrowing rate is used in the determination of the present value of future lease payments. Incremental borrowing rates for a lease are based on the lease term, lease currency and the Company's credit spread.

The Company does not recognize leases with an original term of less than 12 months on its balance sheet and continues to expense such leases. The Company also elected the practical expedient allowing the Company to account for each separate lease component of a contract and its associated non-lease component as a single lease component. This practical expedient was applied to all underlying asset classes. Variable lease expense was not material.

Note 2:   New Accounting Standards

Recently Adopted Accounting Standard Updates ("ASU")

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which addresses investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments in this update are effective for annual periods beginning after December 15, 2024. The amendments in this update were applied prospectively. The adoption has modified our disclosures but has not had a material effect on our consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segments expenses. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The amendments in this update were applied retrospectively to all prior periods presented in the financial statements. The segment expense categories and amounts disclosed in the prior periods were based on the significant segment expense categories identified and disclosed in Note 23 "Segment Reporting." The adoption has modified our disclosures but has not had a material effect on our consolidated financial statements.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure of additional disaggregated information about significant expenses within relevant income statement captions, such as purchases of inventory, employee compensation, depreciation, amortization, and depletion. The amendment is effective for fiscal years beginning after December 15, 2026. Early adoption is permitted. The amendment should be applied prospectively; however, retrospective application is permitted. Management is currently evaluating this ASU to determine its impact on the Company's disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient to assume that conditions as of the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The amendment is effective for fiscal years beginning after December 15, 2025. Early adoption is permitted. The amendments in this update should be applied on a prospective basis. Management is currently evaluating this ASU to determine its impact on the Company's consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which amends guidance related to the accounting for internal-use software development costs. The amendment is intended to modernize the recognition and capitalization framework to reflect current software development practices. The amendment is effective for fiscal years beginning after December 15, 2027. The amendment can be applied on a prospective basis, a modified basis for in-process projects, or a retrospective basis. Early adoption is permitted. Management is currently evaluating this ASU to determine its impact on the Company's consolidated financial statements and related disclosures.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements, which more closely aligns hedge accounting with the economics of an entity's risk management activities to better reflect those strategies in financial reporting by enabling entities to achieve and maintain hedge accounting for highly effective economic hedges of forecasted transactions. The amendment is effective for fiscal years beginning after December 15, 2027. Early adoption is permitted. Management is currently evaluating this ASU to determine its impact on the Company's consolidated financial statements and related disclosures.

Note 3:   Acquisitions

2025 Acquisitions

On February 3, 2025, the Company completed the acquisition of SSI Aeration, Inc. ("SSI") for cash consideration of $97.8 million. The business is a manufacturer of wastewater treatment plant equipment. The acquisition will enable Ingersoll Rand to combine several technologies like low pressure compressors with SSI's aeration offerings to provide a comprehensive, end-to-end solution. SSI has been reported within the Industrial Technologies and Services segment.

On February 3, 2025, the Company completed the acquisition of Excelsior Blower Systems, Inc. ("Excelsior") for cash consideration of $17.5 million. The business is a manufacturer of blower packages. Excelsior has been reported within the Industrial Technologies and Services segment.

On February 3, 2025, the Company completed the acquisition of Cullum & Brown of Kansas City, Inc. ("Cullum & Brown") for initial cash consideration of $50.7 million and contingent consideration of up to $10.0 million. The business is a provider of compressors, blowers, pumps and associated parts and services. Cullum & Brown has been reported within the Industrial Technologies and Services segment.

On April 1, 2025, the Company completed the acquisition of G & D Chillers, Inc. ("G & D") for cash consideration of $20.9 million. The business is a manufacturer of glycol chillers. G & D has been reported within the Industrial Technologies and Services segment.

On June 3, 2025, the Company completed the acquisition of Lead Fluid (Baoding) Intelligent Equipment Manufacturing Co., Ltd. ("Lead Fluid") for cash consideration of $18.0 million and contingent consideration of up to approximately $4.2 million. The business designs and manufactures fluid-handling products, including peristaltic pumps, syringe pumps, gear pumps, and pump heads, used for life science applications. Lead Fluid has been reported within the Precision and Science Technologies segment.

On July 1, 2025, the Company completed the acquisition of Termomeccanica Industrial Compressors S.p.A. ("TMIC") and its subsidiary Adicomp S.p.A. ("Adicomp") (collectively "TMIC/Adicomp") for cash consideration of $193.2 million. TMIC is an international leader in the design and production of air and gas compressors and its subsidiary Adicomp provides engineered-to-order solutions in the renewable natural gas industry. TMIC/Adicomp has been reported within the Industrial Technologies and Services segment. The goodwill arising from the acquisition is primarily attributable to revenue and cost synergies, anticipated growth of new and existing customers, and the assembled workforce. Substantially all of this goodwill is not expected to be deductible for tax purposes.

On August 4, 2025, the Company completed the acquisition of Dave Barry Plastics Ltd. ("Dave Barry Plastics") for cash consideration of $26.9 million and contingent consideration of up to approximately $8.2 million. Dave Barry Plastics designs and manufactures plastic product solutions for life science and healthcare technology industries. Dave Barry Plastics has been reported within the Precision and Science Technologies segment.

On November 3, 2025, the Company completed the acquisition of Transvac Systems Ltd. ("Transvac") for cash consideration of $71.0 million and contingent consideration of up to approximately $56.5 million. Transvac is a global supplier of ejector solutions and sustainable process technologies used to move, mix, and compress fluids and gases. Transvac has been reported within the Industrial Technologies and Services segment.

Other acquisitions completed during the year ended December 31, 2025 include seven sales and service businesses, which have been reported within the Industrial Technologies and Services segment, and one manufacturing business, which has been reported within the Precision and Science Technologies segment. The aggregate consideration for these acquisitions was $56.9 million.

The following table summarizes the allocation of consideration for all businesses acquired in 2025 to the fair values of identifiable assets acquired and liabilities assumed at the acquisition dates. Initial accounting for certain of these acquisitions is preliminary, and amounts assigned to acquired assets and liabilities assumed are subject to change as information necessary to complete the analysis is obtained.

	TMIC/Adicomp	All Others	Total
Accounts receivable	$ 22.8	$ 29.6	$ 52.4
Inventories	34.4	30.2	64.6
Other current assets	4.7	3.3	8.0
Property, plant and equipment	30.8	12.8	43.6
Goodwill	99.6	261.8	361.4
Other intangible assets	80.6	106.0	186.6
Other assets	0.1	7.3	7.4
Total current liabilities	(54.1)	(37.3)	(91.4)
Deferred tax liabilities	(22.7)	(14.4)	(37.1)
Other noncurrent liabilities	(3.0)	(4.9)	(7.9)
Total consideration	$ 193.2	$ 394.4	$ 587.6

Acquisition Revenues and Operating Income

The revenues and operating income included in the consolidated financial statements for these acquisitions subsequent to their acquisition date were $172.4 million and $16.1 million, respectively, for the year ended December 31, 2025.

2024 Acquisitions

On February 1, 2024, the Company completed the acquisition of Friulair S.r.l. ("Friulair") for initial cash consideration of $143.3 million and contingent consideration of up to approximately $11.0 million. The business is a manufacturer of dryers, filters, aftercoolers, and accessories for the treatment of compressed air and its chiller product line. The acquisition is intended to increase the scale of the Company's air dryer business and will add new chiller production capabilities. Friulair has been reported within the Industrial Technologies and Services segment. The goodwill arising from the acquisition is primarily attributable to revenue and cost synergies, anticipated growth of new and existing customers, and the assembled workforce. Substantially all of this goodwill is not expected to be deductible for tax purposes.

On April 1, 2024, the Company completed the acquisition of Controlled Fluidics, LLC ("Controlled Fluidics") for initial cash consideration of $49.9 million and contingent consideration of up to $2.0 million. The business specializes in thermoplastic, high-performance plastic bonding and custom plastic assembly products for life sciences, medical, aerospace, and industrial applications. The acquisition will complement Ingersoll Rand's current life sciences offerings and increase the Company's market share in high-growth, sustainable end markets. Controlled Fluidics has been reported within the Precision and Science Technologies segment.

On April 2, 2024, the Company completed the acquisition of Ethafilter s.r.l. ("Ethafilter") for cash consideration of $15.5 million. The business primarily produces filters and filter elements that can be used with all major brands in the compressed air sector. The acquisition will expand Ingersoll Rand's product portfolio, extend its reach in highly attractive end markets with the addition of sterile filter technology, and drive ongoing growth from aftermarket services and offerings. Ethafilter has been reported within the Industrial Technologies and Services segment.

On May 1, 2024, the Company completed the acquisition of Air Systems, LLC ("Air Systems") for cash consideration of $34.9 million. The business is a provider of compressed air services. Air Systems has been reported within the Industrial Technologies and Services segment.

On May 31, 2024, the Company completed the acquisition of Complete Air and Power Solutions ("CAPS") for cash consideration of $99.3 million. The business is a provider of compressed air and power generation services. The acquisition is expected to expand the Company's channel within Australia. CAPS has been reported within the Industrial Technologies and Services segment.

On May 31, 2024, the Company completed the acquisition of Fruvac Ltd. ("Fruitland Manufacturing") for cash consideration of $28.0 million. The business is a manufacturer of mobile and truck mounted vacuum pumps, systems, and peripheral parts. The acquisition is expected to expand the Company's capabilities to include low flow applications in the mobile vacuum market. Fruitland Manufacturing has been reported within the Industrial Technologies and Services segment.

On June 1, 2024, the Company completed the acquisition of Del PD Pumps & Gear Pvt Ltd. ("Del Pumps") for cash consideration of $25.2 million. The business is a manufacturer of rotary, twin, and triple gear pumps for the loading, unloading, transfer, and pressurization of liquids. The acquisition will complement the Company's portfolio of mission critical, high margin pumping solutions across life science, food and beverage, medical, natural gas, and wastewater treatment industries. Del Pumps has been reported within the Precision and Science Technologies segment.

On June 3, 2024, the Company completed the acquisition of Astronaut Topco, LP and Astronaut Topco GP, LLC (collectively "ILC Dover") for initial cash consideration of $2,349.7 million and contingent consideration of up to $75.0 million. ILC Dover's offerings include solutions for biopharmaceutical, pharmaceutical, and medical device markets as well as products for the space industry and has been reported in the Precision and Science Technologies segment. The amount allocated to definite-lived intangible assets represents the estimated fair values of customer relationships of $620.5 million and technology of $142.0 million and will be amortized over the weighted average useful lives of 14 years and 8 years, respectively. The amount allocated to indefinite-lived intangible assets represents the estimated fair value of tradenames of $207.5 million and goodwill of $1,300.0 million. The goodwill arising from the acquisition is primarily attributable to revenue and cost synergies, anticipated growth of new and existing customers, and the assembled workforce. The majority of this goodwill is not expected to be deductible for tax purposes.

On October 1, 2024, the Company completed the acquisition of Air Power Systems Co LLC ("APSCO") for cash consideration of $113.2 million. The business is a provider of hydraulic and pneumatic products and engineered solutions serving diverse specialty work truck vehicles. APSCO's offerings include hydraulic coolers, systems, and components in addition to pneumatic consoles, cylinders, valves, and switches. The acquisition will expand Ingersoll Rand's position in the dry and liquid bulk markets with energy efficient, innovative solutions. APSCO has been reported within the Industrial Technologies and Services segment. The majority of this goodwill is expected to be deductible for tax purposes.

On October 1, 2024, the Company completed the acquisition of Blutek S.r.l. ("Blutek") for cash consideration of $10.3 million. The business specializes in the design and production of highly engineered solutions for compressed air and nitrogen generation in mission-critical environments. The acquisition will increase Ingersoll Rand's ability to compete in high specification projects, adding technology capabilities, expertise, and aftermarket potential in high-growth end markets including biogas and carbon capture. Blutek has been reported within the Industrial Technologies and Services segment.

On October 1, 2024, the Company completed the acquisition of UT Pumps & Systems Private Ltd. ("UT Pumps") for cash consideration of $11.9 million. The business is a manufacturer of screw pumps and triplex plunger pumps. The acquisition adds new pump technology to Ingersoll Rand's portfolio. Its high-pressure pumps are mainly focused on attractive end markets including water, wastewater, food and beverage, pharmaceuticals, general industrial, and chemicals. UT Pumps has been reported within the Precision and Science Technologies segment.

On October 31, 2024, the Company completed the acquisition of Penn Valley Pump Co., LLC ("Penn Valley Pumps") for cash consideration of $33.5 million. The business is a manufacturer of positive displacement pumps with its Double Disc Pump technology for use in the municipal, industrial, chemical, and food industries. Penn Valley Pumps has been reported within the Precision and Science Technologies segment.

Other acquisitions completed during the year ended December 31, 2024 include several sales and service businesses and manufacturers of vacuum pumps and accessories, substantially all of which have been reported within the Industrial Technologies and Services segment. The aggregate consideration for these acquisitions was $55.4 million.

The following table summarizes the allocation of consideration for all businesses acquired in 2024 to the fair values of identifiable assets acquired and liabilities assumed at the acquisition dates. Purchase accounting for all 2024 acquisitions is complete.

	ILC Dover	Friulair	APSCO	All others	Total Consideration
Accounts receivable	$ 41.2	$ 14.2	$ 6.4	$ 37.3	$ 99.1
Inventories	78.1	13.2	7.5	45.0	143.8
Other current assets	37.5	0.5	0.5	4.7	43.2
Property, plant and equipment	89.2	7.2	2.3	18.5	117.2
Goodwill	1,300.0	69.2	51.6	251.0	1,671.8
Other intangible assets	972.6	84.5	48.1	80.5	1,185.7
Other noncurrent assets	15.8	—	3.5	5.9	25.2
Total current liabilities	(32.4)	(11.6)	(3.7)	(55.7)	(103.4)
Deferred tax liabilities	(131.2)	(24.6)	—	(17.2)	(173.0)
Other noncurrent liabilities	(21.1)	(2.8)	(3.0)	(5.8)	(32.7)
Total consideration	$ 2,349.7	$ 149.8	$ 113.2	$ 364.2	$ 2,976.9

Acquisition Revenues and Operating Income

The revenues included in the consolidated financial statements for these acquisitions subsequent to their acquisition date were $627.4 million and $349.6 million, respectively, for the years ended December 31, 2025 and 2024. The operating income included in the consolidated financial statements for these acquisitions subsequent to their acquisition date was $49.4 million and $5.6 million, respectively, for the years ended December 31, 2025 and 2024.

2023 Acquisitions

On January 3, 2023, the Company completed the acquisition of SPX FLOW's Air Treatment business ("Air Treatment") for cash consideration of $519.0 million. The business is a manufacturer of desiccant and refrigerated dryers, filtration systems and purifiers for dehydration in compressed air. The acquisition is intended to expand the Company's offerings of compressor system components through globally recognized brands. The Air Treatment business has been reported within the Industrial Technologies and Services segment. The goodwill arising from the acquisition is attributable to revenue and cost synergies, anticipated growth of new and existing customers, and the assembled workforce. Substantially all of this goodwill is not expected to be deductible for tax purposes.

On February 1, 2023, the Company acquired Paragon Tank Truck Equipment ("Paragon"), a provider of solutions used for loading and unloading dry bulk and liquid tanks on and off of trucks, for cash consideration of $42.2 million. Paragon has been reported within the Industrial Technologies and Services segment.

On April 1, 2023, the Company acquired EcoPlant Technological Innovation Ltd. ("EcoPlant"), for initial cash consideration of $29.5 million and contingent consideration of up to $17.0 million. EcoPlant is a provider of a software-as-a-service platform that dynamically controls compressed air systems to optimize performance and resource consumption. EcoPlant has been reported within the Industrial Technologies and Services segment.

On August 18, 2023, the Company completed the acquisition of Howden Roots LLC ("Roots"), for cash consideration of $292.5 million. Roots is a leading manufacturer of engineered rotary and centrifugal blowers with an iconic brand developed over more than 160 years. The acquisition is intended to expand the Company's blower product portfolio and benefit from Roots' robust technical capabilities and exposure to growing sustainability-related applications. Roots has been reported within the Industrial Technologies and Services segment. The goodwill arising from the acquisition is attributable to revenue and cost synergies, anticipated growth of new and existing customers, and the assembled workforce. This goodwill is expected to be deductible for tax purposes.

The Company acquired 10 additional businesses in 2023 for aggregate consideration of $83.3 million. These primarily consist of manufacturers and distributors of existing and adjacent offerings in the Industrial Technologies and Services segment.

Of the goodwill recognized on our 2023 acquisitions, $159.9 million is expected to be deductible for tax purposes.

The following table summarizes the allocation of consideration for all businesses acquired in 2023 to the fair values of identifiable assets acquired and liabilities assumed at the acquisition dates. Purchase accounting for all 2023 acquisitions is complete.

	Air Treatment	Roots	All Others	Total
Accounts receivable	$ 26.1	$ 14.5	$ 11.7	$ 52.3
Inventories	43.9	34.2	21.0	99.1
Other current assets	2.1	2.9	6.2	11.2
Property, plant and equipment	18.4	42.0	5.0	65.4
Goodwill	279.9	105.6	126.7	512.2
Other intangible assets	238.6	116.9	25.4	380.9
Other noncurrent assets	7.6	3.1	0.4	11.1
Total current liabilities	(35.9)	(26.9)	(19.5)	(82.3)
Deferred tax liabilities	(54.8)	—	(3.9)	(58.7)
Other noncurrent liabilities	(6.9)	(2.3)	(4.5)	(13.7)
Total consideration	$ 519.0	$ 290.0	$ 168.5	$ 977.5

Acquisition Revenues and Operating Income

The revenues included in the consolidated financial statements for these acquisitions subsequent to their acquisition date were $429.3 million, $408.0 million and $293.7 million, respectively, for the years ended December 31, 2025, 2024 and 2023. The operating income included in the consolidated financial statements for these acquisitions subsequent to their acquisition date was $93.0 million, $58.8 million and $16.1 million, respectively, for the years ended December 31, 2025, 2024 and 2023.

Note 4:   Restructuring

2025, 2024 and 2023 Actions

The Company continues to undertake restructuring actions to optimize our cost structure. Charges incurred from actions taken in 2025, 2024 and 2023 include workforce restructuring, facility consolidation and other exit and disposal costs.

For the years ended December 31, 2025, 2024 and 2023, "Restructuring charges, net" were recognized within "Other operating expense, net" in the Consolidated Statements of Operations and consisted of the following.

	2025	2024	2023
Industrial Technologies and Services	$ 37.7	$ 20.6	$ 15.1
Precision and Science Technologies	10.5	7.9	4.1
Corporate	3.2	2.7	0.7
Restructuring charges, net	$ 51.4	$ 31.2	$ 19.9

The following table summarizes the activity associated with the Company's restructuring programs (included in "Accrued liabilities" in the Consolidated Balance Sheets) for the years ended December 31, 2025 and 2024.

	2025	2024
Balance at beginning of period	$ 22.3	$ 15.5
Charged to expense - termination benefits	48.8	27.1
Charged to expense - other[1]	2.6	2.5
Payments	(35.5)	(21.6)
Foreign currency translation and other	1.7	(1.2)
Balance at end of period	$ 39.9	$ 22.3

(1) Excludes $1.6 million of non-cash charges that impacted restructuring expense but not the restructuring liabilities during the year ended December 31, 2024.

Note 5:   Allowance for Credit Losses

The following table summarized the activity associated with allowance for credit losses for the years ended December 31, 2025, 2024 and 2023.

	2025	2024	2023
Balance at beginning of period	$ 57.3	$ 53.8	$ 47.2
Provision charged to expense	11.6	7.5	9.4
Write-offs, net of recoveries	(5.7)	(3.3)	(3.3)
Foreign currency translation and other	3.6	(0.7)	0.5
Balance at end of period	$ 66.8	$ 57.3	$ 53.8

Note 6:   Inventories

Inventories as of December 31, 2025 and 2024 consisted of the following.

	2025	2024
Raw materials, including parts and subassemblies	$ 737.3	$ 675.1
Work-in-process	128.7	116.3
Finished goods	403.9	342.8
	1,269.9	1,134.2
LIFO reserve	(97.0)	(79.2)
Inventories	$ 1,172.9	$ 1,055.0

At December 31, 2025 and 2024, 32% and 34%, respectively, of total inventory is accounted for on a last-in, first-out ("LIFO") basis.

Note 7:   Property, Plant and Equipment

Property, plant and equipment, net as of December 31, 2025 and 2024 consisted of the following.

	2025	2024
Land and land improvements	$ 70.0	$ 62.3
Buildings	436.1	385.6
Machinery and equipment	909.6	792.6
Office furniture and equipment	87.9	76.8
Construction in progress	116.3	92.3
	1,619.9	1,409.6
Accumulated depreciation	(689.6)	(567.5)
Property, plant and equipment, net	$ 930.3	$ 842.1

Note 8:   Goodwill and Other Intangible Assets

Goodwill

The changes in the carrying amount of goodwill attributable to each reportable segment for the years ended December 31, 2025 and 2024 are as follows.

	Industrial Technologies and Services	Precision and Science Technologies	Total
Balance as of December 31, 2023	$ 4,753.5	$ 1,856.2	$ 6,609.7
Acquisitions	263.9	1,404.3	1,668.2
Foreign currency translation and other[1]	(86.7)	(43.1)	(129.8)
Balance as of December 31, 2024	4,930.7	3,217.4	8,148.1
Acquisitions	310.1	51.3	361.4
Impairments	—	(229.7)	(229.7)
Foreign currency translation and other[1]	144.7	59.6	204.3
Balance as of December 31, 2025	$ 5,385.5	$ 3,098.6	$ 8,484.1

(1)   Includes measurement period adjustments.

The Company acquired multiple businesses during the year ended December 31, 2025. The excess of the purchase price over the estimated fair values of intangible assets, identifiable assets and assumed liabilities was recorded as goodwill. The allocation of the purchase price is preliminary for certain of these acquisitions and is subject to refinement based on final fair values of the identified assets acquired and liabilities assumed. The goodwill attributable to these businesses is as follows.

2025 Acquisitions	Industrial Technologies and Services	Precision and Science Technologies	Total
TMIC/Adicomp	$ 99.6	$ —	$ 99.6
Other acquisitions	210.5	51.3	261.8
	$ 310.1	$ 51.3	$ 361.4

The Company acquired several businesses during the year ended December 31, 2024. The excess of the purchase price over the estimated fair values of intangible assets, identifiable assets and assumed liabilities was recorded as goodwill. The goodwill attributable to these businesses is as follows.

2024 Acquisitions	Industrial Technologies and Services	Precision and Science Technologies	Total
ILC Dover	$ —	$ 1,309.8	$ 1,309.8
Friulair	69.2	—	69.2
APSCO	51.6	—	51.6
Other acquisitions	143.1	94.5	237.6
	$ 263.9	$ 1,404.3	$ 1,668.2

Accumulated impairment losses within the Industrial Technologies and Services segment was $220.6 million as of both December 31, 2025 and 2024. Accumulated impairment losses within the Precision and Science Technologies segment was $229.7 million and $0.0 million as of December 31, 2025 and 2024, respectively.

Goodwill Impairment Tests

During the second quarter of 2025, certain organizational changes occurred that impacted the composition of all reporting units within our Precision and Science Technologies segment. As a result of these changes, the Company performed an interim goodwill impairment test for all affected reporting units, utilizing a combination of an income and market approach weighted 75% and 25%, respectively, to determine the fair value.

In the second quarter of 2025, the Company recognized non-cash impairments of $170.3 million and $59.4 million to reduce the carrying value of goodwill of our Biopharma and Aerospace & Defense reporting units, respectively. Both the Biopharma and Aerospace & Defense reporting units were comprised entirely of businesses acquired in the recent ILC Dover acquisition.

The impairment of the Biopharma reporting unit was primarily attributable to an increase in the discount rate and contraction in market multiples. The impairment of the Aerospace & Defense reporting unit was primarily attributable to a reduction in the long-term forecast associated with a reduction in business with a significant customer of the reporting unit.

Consistent with our accounting policy described in Note 1, we performed our annual goodwill impairment testing as of the first day of our fiscal fourth quarters of 2025, 2024 and 2023. For the years ended December 31, 2025, 2024 and 2023, each reporting unit's fair value was in excess of its net carrying value, and therefore, no goodwill impairment was recorded other than those discussed above.

Other Intangible Assets

Other intangible assets as of December 31, 2025 and 2024 consisted of the following.

	December 31, 2025			December 31, 2024		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Amount**
Amortized intangible assets:						
Customer lists and relationships	$ 4,292.9	$ (2,186.3)	$ 2,106.6	$ 4,010.1	$ (1,830.1)	$ 2,180.0
Technology	573.5	(325.2)	248.3	549.1	(243.3)	305.8
Tradenames	327.6	(53.1)	274.5	63.6	(32.4)	31.2
Backlog	—	—	—	4.3	(4.2)	0.1
Other	163.4	(125.0)	38.4	128.5	(112.1)	16.4
Unamortized intangible assets:						
Tradenames	1,572.5	—	1,572.5	1,839.3	—	1,839.3
Total other intangible assets	$ 6,929.9	$ (2,689.6)	$ 4,240.3	$ 6,594.9	$ (2,222.1)	$ 4,372.8

Amortization of intangible assets was $387.5 million, $373.0 million and $367.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. Amortization of intangible assets is anticipated to be approximately $390 million in 2026, $385 million in 2027, $350 million in 2028, $255 million in 2029 and $220 million in 2030 based upon currency exchange rates as of December 31, 2025.

During the fourth quarter of 2025, the Company reassessed its brand architecture and as a result, certain tradenames with aggregate carrying value of $255.1 million were no longer deemed to have indefinite lives. These tradenames are now being amortized over remaining useful lives ranging from 3 years to 10 years.

Other Intangible Asset Impairment Tests

Consistent with our accounting policy described in Note 1, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate an assets carrying amount may not be recoverable.

During the second quarter of 2025, due to the reduction in the forecast for Aerospace & Defense and the increase in discount rates, the Company quantitatively tested the relevant indefinite lived tradename for impairment which resulted in a non-cash charge of $36.1 million within the Precision and Science Technologies segment.

During the fourth quarter of 2025, the Company rebranded a business resulting in the retirement of a tradename within the Industrial Technologies and Services segment. As a result, the Company recognized an impairment of $7.6 million to reduce the carrying value of the retired tradename.

During the fourth quarter of 2024, the Company decided to rationalize a business within the Precision and Science Technologies segment. As a result, the Company recognized an impairment of $13.9 million to reduce the carrying value of a technology asset.

Annual Intangible Asset Impairment Tests

Consistent with our accounting policy described in Note 1, we performed our annual indefinite-lived intangible asset impairment testing as of the first day of our fiscal fourth quarters of 2025, 2024 and 2023. For the years ended December 31, 2025, 2024 and 2023, each tradename's fair value was in excess of its net carrying value, and therefore, no impairment was recorded.

Note 9:   Supply Chain Finance Program

The Company has agreements with financial institutions to facilitate a supply chain finance program (the "SCF Program"). Under the SCF Program, qualifying suppliers may elect to sell their receivables from the Company to the financial institution. Participating suppliers negotiate arrangements for sale of their receivables directly with the financial institution, and the terms of the Company's payment obligations are not impacted by a supplier's participation in the SCF Program. Once a qualifying supplier elects to participate in the SCF Program and reaches an agreement with the financial institution, the supplier elects which individual Company invoices they sell to the financial institution. However, all of the Company's payments to participating suppliers are paid to the financial institution on the invoice due date, regardless of whether the individual invoice is sold by the supplier to the financial institution. The Company has not pledged any assets as security or provided other forms of guarantees. All outstanding amounts related to suppliers participating in the SCF Program are recorded within "Accounts payable" in our Consolidated Balance Sheets, and the associated payments are included in "Net cash provided by operating activities" within our Consolidated Statements of Cash Flows.

The following table summarizes the activity associated with the Company's SCF Program for the years ended December 31, 2025 and 2024.

	2025	2024
Confirmed obligations outstanding at beginning of period	$ 24.5	$ 24.3
Invoices confirmed	122.8	117.0
Confirmed invoices paid	(119.0)	(116.8)
Confirmed obligations outstanding at end of period	$ 28.2	$ 24.5

Note 10:   Accrued Liabilities

Accrued liabilities as of December 31, 2025 and 2024 consisted of the following:

	2025	2024
Salaries, wages and related fringe benefits	$ 238.1	$ 229.5
Contract liabilities	347.2	318.6
Product warranty	54.1	67.9
Operating lease liabilities	64.8	56.3
Restructuring	39.9	22.3
Taxes	108.5	72.5
Accrued interest	33.1	33.2
Other	183.1	171.9
Total accrued liabilities	$ 1,068.8	$ 972.2

A reconciliation of the changes in the accrued product warranty liability for the years ended December 31, 2025 and 2024 is as follows.

	2025	2024
Balance at beginning of period	$ 67.9	$ 61.9
Product warranty accruals	11.8	37.5
Acquired warranty	6.5	0.7
Settlements	(34.6)	(30.7)
Foreign currency translation and other	2.5	(1.5)
Balance at end of period	$ 54.1	$ 67.9

Note 11:   Debt

Debt as of December 31, 2025 and 2024 consisted of the following.

	2025		2024
Short-term borrowings	$ —	$	1.7
Long-term debt			
5.197% Senior Notes due June 2027[1]	$ 700.0	$	699.9
5.400% Senior Notes due August 2028[1]	499.0		498.6
5.176% Senior Notes due June 2029[1]	750.0		750.0
5.314% Senior Notes due June 2031[1]	500.0		500.0
5.700% Senior Notes due August 2033[1]	994.1		993.4
5.450% Senior Notes due June 2034[1]	749.6		749.5
5.700% Senior Notes due June 2054[1]	597.7		597.6
Finance leases and other long-term debt	13.2		14.1
Swap valuation adjustments	19.8		(0.3)
Unamortized debt issuance costs	(38.7)		(47.0)
Total long-term debt, net, including current maturities	4,784.7		4,755.8
Current maturities of long-term debt	1.4		1.4
Total long-term debt, net	$ 4,783.3	$	4,754.4

(1) This amount is net of unamortized discounts. Total unamortized discounts were $9.7 million and $11.0 million as of December 31, 2025 and 2024, respectively.

Senior Notes

On May 10, 2024, the Company issued $3,300.0 million in aggregate principal amount of senior unsecured notes comprised of $700.0 million aggregate principal amount of 5.197% Senior Notes due 2027 (the "2027 Notes"), $750.0 million aggregate principal amount of 5.176% Senior Notes due 2029 (the "2029 Notes"), $500.0 million aggregate principal amount of 5.314% Senior Notes due 2031 (the "2031 Notes"), $750.0 million aggregate principal amount of 5.450% Senior Notes due 2034 (the "2034 Notes") and $600.0 million aggregate principal amount of 5.700% Senior Notes due 2054 (the "2054 Notes" and, together with the 2027 Notes, 2029 Notes, 2031 Notes and 2034 Notes, the "New Notes," and collectively with the existing senior unsecured notes, the "Senior Notes"). The Company used the net proceeds of the 2034 Notes and the 2054 Notes to repay in full all indebtedness under, and terminate all commitments and discharge and release all guarantees in respect of, the Company's former senior secured credit facilities and used the remaining net proceeds of such New Notes for general corporate purposes. The Company used the net proceeds of the 2027 Notes, the 2029 Notes and the 2031 Notes to partially fund the cash consideration of the acquisition of ILC Dover, with any remaining cash consideration funded with cash on hand. The New Notes were issued pursuant to a base indenture, dated as of August 14, 2023 (the "Base Indenture"), between the Company and Deutsche Bank Trust Company Americas, as trustee (the "Trustee"), as supplemented by the third supplemental indenture (the "Supplemental Indenture" and, together with the Base Indenture, the "New Indenture") dated as of May 10, 2024, between the Company and the Trustee. The interest payment dates for the New Notes are June 15 and December 15 of each year, with interest payable in arrears.

On August 14, 2023, the Company completed its issuance of $1,500.0 million in aggregate principal amount of senior unsecured notes comprised of $500.0 million aggregate principal amount of 5.400% Senior Notes due August 2028 (the "2028 Senior Notes") and $1,000.0 million aggregate principal amount of 5.700% Senior Notes due August 2033 (the "2033 Senior Notes" and, together with the 2028 Senior Notes, the "Existing Notes"). The Company used the proceeds of the offering of the Existing Notes to repay a portion of the amounts outstanding under its former senior secured credit facilities. The Existing Notes were issued pursuant to the Base Indenture, as supplemented by a 2028 Supplemental Indenture No. 1 with respect to the 2028 Senior Notes and a 2033 Senior Notes Supplemental Indenture No. 1 with respect to the 2033 Senior Notes, each dated as of August 14, 2023, between the Company and the Trustee (collectively, the "Existing Indenture"). The interest payment dates for the Senior Notes are February 14 and August 14 of each year, with interest payable in arrears.

Prior to (i) May 15, 2027, in the case of the 2027 Notes, (ii) July 14, 2028, in the case of the 2028 Senior Notes, (iii) May 15, 2029, in the case of the 2029 Notes, (iv) April 15, 2031, in the case of the 2031 Notes, (v) May 14, 2033, in the case of the 2033 Senior Notes, (vi) March 15, 2034, in the case of the 2034 Notes, and (vii) December 15, 2053, in the case of the 2054 Notes, the Company may redeem the Senior Notes of a series at its option, in whole or in part, at any time from time to time, at a "make-whole" premium, plus accrued and unpaid interest thereon to, but not including, the redemption date. On or after (i) May

15, 2027, in the case of the 2027 Notes, (ii) July 14, 2028, in the case of the 2028 Senior Notes, (iii) May 15, 2029, in the case of the 2029 Notes, (iv) April 15, 2031, in the case of the 2031 Notes, (v) May 14, 2033, in the case of the 2033 Senior Notes, (vi) March 15, 2034, in the case of the 2034 Notes, and (vii) December 15, 2053, in the case of the 2054 Notes, the Company may redeem the New Notes of a series at its option, in whole or in part, at any time from time to time, at a price equal to 100% of the principal amount of the New Notes of such series to be redeemed, plus accrued and unpaid interest thereon to, but not including, the redemption date.

The Senior Notes are senior unsecured obligations of the Company and rank equally in right of payment with all of the Company's other senior unsecured indebtedness from time to time outstanding, senior in right of payment to all of the Company's subordinated indebtedness from time to time outstanding, and effectively junior to all of the indebtedness and other liabilities of the Company's subsidiaries from time to time outstanding and to all of the Company's secured indebtedness from time to time outstanding to the extent of the value of the assets securing such secured indebtedness.

Additionally, if the Company experiences certain types of change of control transactions, the Company must offer to repurchase the Senior Notes at 101% of the aggregate principal amount of the Senior Notes repurchased (or such higher amount as the Company may determine) plus accrued and unpaid interest thereon to, but not including, the date of repurchase.

The Existing Indenture and New Indenture contain covenants that limit the Company's (and its subsidiaries') ability to, among other things: (i) create liens on certain assets; (ii) consolidate, merge, sell or otherwise dispose of all or substantially all of its consolidated assets; and (iii) enter into sale and leaseback transactions with respect to certain assets, as well as customary events of default and covenants for an issuer of investment grade debt securities.

Revolving Credit Facility

On May 10, 2024, the Company entered into a credit agreement (the "Revolving Credit Facility"), with the lenders party thereto and Citibank, N.A., as administrative agent. The Revolving Credit Facility provides for a senior unsecured revolving facility in an aggregate committed amount of $2,600 million, a portion of which is available for the issuance of letters of credit in U.S. dollars, EUR or GBP. The Revolving Credit Facility will mature on May 10, 2029, subject to up to two additional one-year extensions pursuant to the terms of the Revolving Credit Facility.

Borrowings under the Revolving Credit Facility (other than borrowings in EUR or GBP) bear interest at a rate determined, at the Company's option, based on either (i) an alternate base rate or (ii) a Term SOFR rate with a 0.10% per annum Term SOFR adjustment, plus, in each case, an applicable margin that varies depending on the credit rating of the Company. Borrowings under the Revolving Credit Facility in EUR (if any) bear interest at a EURIBOR rate, plus, in each case, an applicable margin that varies depending on the credit rating of the Company. Borrowings under the Revolving Credit Facility in GBP (if any) bear interest at a daily simple SONIA rate plus, in each case, an applicable margin that varies depending on the credit rating of the Company.

The financial covenant in the Revolving Credit Facility requires the Company to maintain, as of the last day of each fiscal quarter, a ratio of adjusted consolidated total net debt to consolidated adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") of not more than 3.50 to 1.00, provided that the Company may elect to increase such ratio to 4.00 to 1.00 following a qualified acquisition up to two times, each for a period of four fiscal quarters beginning with the quarter during which such qualified acquisition is consummated (and if the second election occurs during the first increase period, such increase will be effective for a total of eight consecutive fiscal quarters).

As of December 31, 2025, the aggregate amount of commitments under the Revolving Credit Facility was $2,600.0 million and the capacity under the Revolving Credit Facility to issue letters of credit was $200.0 million. As of December 31, 2025, the Company had no outstanding borrowings under the Revolving Credit Facility, no outstanding letters of credit under the Revolving Credit Facility and unused availability under the Revolving Credit Facility of $2,600.0 million.

As of December 31, 2025, we were in compliance with all covenants under our Senior Notes and Revolving Credit Facility.

Former Senior Secured Credit Facilities

The former Senior Secured Credit Facilities provided senior secured financing consisting of (i) a senior secured term loan facility denominated in U.S. dollars (as refinanced and otherwise modified from time to time prior to February 28, 2020, the "Original Dollar Term Loan"), (ii) a senior secured term loan facility denominated in U.S. dollars (entered into at the time of the merger with Ingersoll Rand Industrial, the "Dollar Term Loan B"), and (iii) a senior secured revolving credit facility (as refinanced and otherwise modified from time to time, the "Revolving Credit Facility"). The Revolving Credit Facility was available to be drawn in U.S. dollars ("USD"), Euros ("EUR"), Great British Pounds ("GBP") and other reasonably accepted foreign currencies, subject to certain sublimits for the foreign currencies.

On April 21, 2023, the Company entered into Amendment No. 9 to the Credit Agreement, which (a) extended the maturity date for the revolving credit commitments from June 28, 2024 to April 21, 2028, (b) increased the aggregate revolving credit commitments from $1,100.0 million to $2,000.0 million, and (c) made certain other corresponding changes and updates. The amendment resulted in the write-off of unamortized debt issuance costs of $0.9 million which was recognized in "Loss on extinguishment of debt" in the Consolidated Statements of Operations. In August 2023, the Company repaid a portion of the Dollar Term Loan B and in May 2024, the Company repaid the remaining portion of the Dollar Term Loan B and Dollar Term Loan. These repayments resulted in the write-off of unamortized discounts and debt issuance costs of $3.0 million and $12.6 million, respectively, for the years ended December 31, 2024 and 2023, which was recognized in "Loss on extinguishment of debt" in the Consolidated Statements of Operations.

Commercial Paper Program

On August 13, 2024, the Company established a commercial paper program (the "Commercial Paper Program"), pursuant to which it may issue short-term, unsecured commercial paper notes in a maximum aggregate principal amount of $2,600 million, with maturities of up to 397 days from the date of issuance. The proceeds of the notes issued under the Commercial Paper Program may be used for various purposes including acquisitions. The Company had no outstanding borrowings under the Commercial Paper Program as of December 31, 2025.

Fair Value of Debt

The fair value of the Company's debt instruments was $5.0 billion and $4.9 billion at December 31, 2025 and 2024, respectively. The Company measures the fair value of its debt instruments for disclosure purposes based upon observable market prices quoted on public exchanges for similar assets. These fair value inputs are considered Level 2 within the fair value hierarchy. See Note 20, "Fair Value Measurements" for information on the fair value hierarchy.

Total Debt Maturities

Total debt maturities for the five years subsequent to December 31, 2025 and thereafter are $1.4 million, $702.1 million, $501.6 million, $751.6 million, $1.6 million and $2,855.0 million, respectively.

Note 12:   Benefit Plans

Pension and Postretirement Benefit Plans

The Company sponsors a number of pension and postretirement plans worldwide. Pension plan benefits are provided to employees under defined benefit pay-related and service-related plans, which are non-contributory in nature. The Company's funding policy for the U.S. defined benefit pension plans is to contribute at least the minimum required contribution required by Employee Retirement Income Security Act ("ERISA"), as amended by the Pension Protection Act of 2016 (as amended by MAP-21, HAFTA, and BBA 15). The Company intends to make contributions, as necessary, to prevent benefit restrictions in the plans. The Company's annual contributions to the non-U.S. pension plans are consistent with the requirements of applicable local laws.

The Company also provides postretirement healthcare and life insurance benefits to a limited group of current and retired employees, primarily in the United States. All of the Company's postretirement benefit plans are unfunded.

The following table provides a reconciliation of the changes in the benefit obligations and in the fair value of the plan assets for the periods described below.

| | Pension Benefits | | | | Other Postretirement Benefits | |
| | U.S. Plans | | Non-U.S. Plans | | | |
	2025	2024	2025	2024	2025	2024
Reconciliation of Benefit Obligations:						
Beginning balance	$ 264.7	$ 294.0	$ 251.4	$ 263.2	$ 5.9	$ 18.3
Service cost	0.1	0.1	3.2	2.9	—	—
Interest cost	13.5	13.4	11.6	10.7	0.2	0.8
Participant contributions	—	—	0.3	0.2	—	—
Plan amendments	—	—	—	—	—	(10.9)
Actuarial losses (gains)[1]	9.0	(18.1)	(14.7)	(11.3)	0.4	0.2
Benefit payments	(24.9)	(22.2)	(13.2)	(14.5)	(2.3)	(2.4)
Acquisitions	—	—	—	10.2	—	—
Plan settlements	—	(2.5)	(6.7)	—	—	—
Other	—	—	1.0	0.6	—	—
Effect of foreign currency exchange rate changes	—	—	24.9	(10.6)	0.1	(0.1)
Benefit obligations ending balance	$ 262.4	$ 264.7	$ 257.8	$ 251.4	$ 4.3	$ 5.9
Reconciliation of Fair Value of Plan Assets:						
Beginning balance	$ 206.9	$ 237.5	$ 194.6	$ 206.0		
Actual return on plan assets	17.4	(6.0)	5.4	(7.1)		
Employer contributions	10.3	0.1	7.6	6.5		
Participant contributions	—	—	0.3	0.2		
Acquisitions	—	—	—	8.5		
Benefit payments	(24.9)	(22.2)	(13.2)	(14.5)		
Plan settlements	—	(2.5)	(6.7)	—		
Other	—	—	1.0	0.6		
Effect of foreign currency exchange rate changes	—	—	16.8	(5.6)		
Fair value of plan assets ending balance	$ 209.7	$ 206.9	$ 205.8	$ 194.6		
Funded Status as of Period End	$ (52.7)	$ (57.8)	$ (52.0)	$ (56.8)	$ (4.3)	$ (5.9)

(1) Actuarial losses (gains) primarily resulted from changes in discount rates.

Amounts recognized as a component of accumulated other comprehensive income (loss) as of December 31, 2025 and 2024 that have not been recognized as a component of net periodic benefit cost are presented in the following table.

| | Pension Benefits | | | | Other Postretirement Benefits | |
| | U.S. Plans | | Non-U.S. Plans | | | |
	2025	2024	2025	2024	2025	2024
Net actuarial losses (gains)	$ (8.3)	$ (10.8)	$ (2.0)	$ 7.6	$ (2.2)	$ (3.2)
Prior service cost	—	—	2.7	2.7	—	(10.9)
Amounts included in accumulated other comprehensive income (loss)	$ (8.3)	$ (10.8)	$ 0.7	$ 10.3	$ (2.2)	$ (14.1)

Pension and other postretirement benefit liabilities and assets are included in the following captions in the Consolidated Balance Sheets as of December 31, 2025 and 2024.

	2025	2024
Other assets	$ 23.5	$ 18.5
Accrued liabilities	(4.6)	(6.4)
Pension and other postretirement benefits	(127.9)	(132.6)

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2025 and 2024.

| | U.S. Pension Plans | | Non-U.S. Pension Plans | |
	2025	2024	2025	2024
Projected benefit obligations	$ 262.3	$ 264.7	$ 116.3	$ 119.7
Accumulated benefit obligation	262.3	264.7	109.0	112.7
Fair value of plan assets	209.7	206.9	39.0	42.8

The accumulated benefit obligation for all U.S. defined benefit pension plans was $262.3 million and $264.7 million as of December 31, 2025 and 2024, respectively. The accumulated benefit obligation for all non-U.S. defined benefit pension plans was $249.4 million and $243.3 million as of December 31, 2025 and 2024, respectively.

The following tables provide the components of net periodic benefit cost (income) and other amounts recognized in other comprehensive income (loss), before income tax effects, for the years ended December 31, 2025, 2024 and 2023.

| | U.S. Pension Plans | | |
	2025	2024	2023
Net Periodic Benefit Cost:			
Service cost	$ 0.1	$ 0.1	$ 0.1
Interest cost	13.5	13.4	15.7
Expected return on plan assets	(11.0)	(12.7)	(13.2)
Amortization of net actuarial loss	0.1	—	0.1
Net periodic benefit cost	2.7	0.8	2.7
Loss (gain) due to settlement	—	0.4	(0.4)
Total net periodic benefit cost recognized	$ 2.7	$ 1.2	$ 2.3
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss):			
Net actuarial loss	$ 2.6	$ 0.6	$ 0.5
Amortization of net actuarial gain (loss)	(0.1)	(0.4)	0.3
Total recognized in other comprehensive income (loss)	$ 2.5	$ 0.2	$ 0.8
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$ 5.2	$ 1.4	$ 3.1

| | Non-U.S. Pension Plans | | |
	2025	2024	2023
Net Periodic Benefit Cost:			
Service cost	$ 3.2	$ 2.9	$ 2.6
Interest cost	11.6	10.7	11.1
Expected return on plan assets	(9.7)	(11.2)	(11.0)
Amortization of prior service cost	0.2	0.2	0.1
Amortization of net actuarial gain	(1.0)	(1.3)	(1.7)
Net periodic benefit cost	4.3	1.3	1.1
Loss due to settlements	(0.2)	—	—
Total net periodic benefit cost recognized	$ 4.1	$ 1.3	$ 1.1
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss):			
Net actuarial loss (gain)	$ (10.4)	$ 7.0	$ 7.5
Amortization of net actuarial gain	1.2	1.3	1.7
Prior service cost	—	—	0.3
Amortization of prior service cost	(0.2)	(0.2)	(0.1)
Effect of foreign currency exchange rate changes	(0.2)	0.4	0.3
Total recognized in other comprehensive income (loss)	$ (9.6)	$ 8.5	$ 9.7
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$ (5.5)	$ 9.8	$ 10.8

	Other Postretirement Benefits		
	2025	**2024**	**2023**
Net Periodic Benefit Cost (Income):			
Interest cost	$ 0.2	$ 0.8	$ 0.9
Amortization of prior service cost	(10.9)	0.1	0.1
Amortization of net actuarial gain	(0.6)	(0.8)	(1.1)
Total net periodic benefit cost (income) recognized	$ (11.3)	$ 0.1	$ (0.1)
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss):			
Net actuarial loss (gain)	$ 0.4	$ 0.2	$ (1.0)
Amortization of net actuarial loss	0.6	0.8	1.1
Prior service cost	—	(10.9)	—
Amortization of prior service cost	10.9	(0.1)	(0.1)
Total recognized in other comprehensive income (loss)	$ 11.9	$ (10.0)	$ —
Total recognized in net periodic benefit cost (income) and other comprehensive income (loss)	$ 0.6	$ (9.9)	$ (0.1)

The discount rate selected to measure the present value of the Company's benefit obligations was derived by examining the rates of high-quality, fixed income securities whose cash flows or duration match the timing and amount of expected benefit payments under a plan. The Company selects the expected long-term rate of return on plan assets in consultation with the plans' advisors. This rate is intended to reflect the expected average rate of earnings on the funds invested or to be invested to provide plan benefits and the Company's most recent plan assets target allocations. In estimating the expected long-term rate of return on plan assets, appropriate consideration is given to historical performance of the major asset classes held or anticipated to be held by the plans and to current forecasts of future rates of return for those asset classes. Because assets are held in qualified trusts, expected returns are not adjusted for taxes.

The following actuarial assumptions were used to determine net periodic benefit cost (income) and benefit obligations for the years ended December 31, 2025, 2024 and 2023.

	U.S. Pension Plans			Non-U.S. Pension Plans		
	2025	**2024**	**2023**	**2025**	**2024**	**2023**
Weighted-average actuarial assumptions used to determine net periodic benefit cost:						
Discount rate	5.5 %	5.0 %	5.2 %	4.5 %	4.2 %	4.5 %
Expected long-term rate of return on plan assets	5.7 %	5.8 %	5.4 %	4.8 %	5.5 %	5.5 %
Rate of compensation increases	N/A	N/A	— %	5.0 %	5.0 %	4.3 %
Weighted-average actuarial assumptions used to determine benefit obligations:						
Discount rate	5.1 %	5.5 %	5.0 %	4.6 %	4.5 %	4.2 %
Rate of compensation increases	N/A	N/A	N/A	5.0 %	5.0 %	5.0 %

The following actuarial assumptions were used to determine other postretirement benefit plans costs and obligations for the years ended December 31, 2025, 2024 and 2023.

	Other Postretirement Benefits		
	2025	**2024**	**2023**
Discount rate used to determine net periodic benefit cost	4.4% - 5.4%	4.9% - 5.1%	4.9% - 5.2%
Discount rate used to determine benefit obligations	4.5% - 5.1%	4.4% - 5.4%	4.9% - 5.1%
Weighted-average actuarial assumptions used to determine other postretirement benefit plans costs and obligations:			
Healthcare cost trend rate assumed for next year	4.4 %	5.1 %	6.8 %
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.0 %	4.0 %	4.4 %
Year that the date reaches the ultimate trend rate	2040	2040	2035

The following table reflects the estimated benefit payments for the next five years and for the years 2031 through 2035. The estimated benefit payments for the non-U.S. pension plans were calculated using foreign exchange rates as of December 31, 2025.

| | Pension Benefits | | Other Postretirement Benefits |
	U.S. Plans	Non-U.S. Plans	
2026	$ 24.7	$ 16.4	$ 0.4
2027	25.0	15.4	0.4
2028	23.8	16.0	0.4
2029	23.7	17.9	0.3
2030	23.9	17.9	0.3
Aggregate 2031-2035	98.5	92.1	1.4

In 2026, the Company expects to contribute $8.7 million to the U.S. pension plans, $7.8 million to the non-U.S. pension plans, and $0.4 million to the other postretirement benefit plans.

Plan Asset Investment Strategy

The Company's overall investment strategy and objectives for its pension plan assets is to (i) meet current and future benefit payment needs through diversification across asset classes, investing strategies and investment managers to achieve an optimal balance between risk and return and between income and growth of assets through capital appreciation, (ii) secure participant retirement benefits, (iii) minimize reliance on contributions as a source of benefit security, and (iv) maintain sufficient liquidity to pay benefit obligations and proper expenses. The composition of the actual investments in various securities changes over time based on short and long-term investment opportunities. None of the plan assets of Ingersoll Rand's defined benefit plans are invested in the Company's common stock. The Company uses both active and passive investment strategies.

Plan Asset Risk Management

The target financial objectives for the pension plans are established in conjunction with periodic comprehensive reviews of each plan's liability structure. The Company's asset allocation policy is based on detailed asset and liability model ("ALM") analyses. A formal ALM study of each major plan is undertaken every 2-5 years or whenever there has been a material change in plan demographics, benefit structure, or funded status. In order to determine the recommended asset allocation, the advisors model varying return and risk levels for different theoretical portfolios, using a relative measure of excess return over treasury bills, divided by the standard deviation of the return (the "Sharpe Ratio"). The Sharpe Ratio for different portfolio options was used to compare each portfolio's potential return, on a risk-adjusted basis. The Company selected a recommended portfolio that achieved the targeted composite return with the least amount of risk.

The Company's primary pension plans are in the U.S. and UK which together comprise 75% of the total benefit obligations and 87% of total plan assets as of December 31, 2025. The following table presents the long-term target allocations for these plans as of December 31, 2025.

	U.S. Plans	UK Plan
Asset category:		
Equity	32 %	11 %
Fixed income	66 %	58 %
Real estate and other	2 %	31 %
Total	100 %	100 %

Fair Value Measurements

The following tables present the fair values of the Company's pension plan assets as of December 31, 2025 and 2024 by asset category within the ASC 820 hierarchy (as defined in Note 20 "Fair Value Measurements").

	December 31, 2025				
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Investments Measured at NAV [5]	Total
Asset Category					
Cash and cash equivalents[1]	$ 3.5	$ —	$ —	$ —	$ 3.5
Equity funds:					
U.S. mid-cap	—	—	—	1.7	1.7
U.S. large-cap	—	3.7	—	18.3	22.0
International equity[2]	—	25.2	—	54.9	80.1
Total equity funds	—	28.9	—	74.9	103.8
Fixed income funds:					
Corporate bonds - international	—	25.3	—	17.7	43.0
UK index-linked gilts	—	71.8	—	—	71.8
U.S. fixed income - government securities	—	—	—	47.5	47.5
U.S. fixed income - short duration	—	—	—	1.7	1.7
U.S. fixed income - intermediate duration	—	—	—	24.5	24.5
U.S. fixed income - long duration	—	—	—	58.8	58.8
Global fixed income	—	—	—	2.4	2.4
Total fixed income funds	—	97.1	—	152.6	249.7
Other types of investments:					
International real estate[3]	—	12.5	—	—	12.5
Other[4]		—	39.6	6.4	46.0
Total	$ 3.5	$ 138.5	$ 39.6	$ 233.9	$ 415.5

	December 31, 2024				
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Investments Measured at NAV [5]	Total
Asset Category					
Cash and cash equivalents[1]	$ 5.1	$ —	$ —	$ —	$ 5.1
Equity funds:					
U.S. small-cap	—	—	—	0.9	0.9
U.S. mid-cap	—	—	—	2.6	2.6
U.S. large-cap	—	2.5	—	11.6	14.1
International equity[2]	—	23.2	—	26.5	49.7
Total equity funds	—	25.7	—	41.6	67.3
Fixed income funds:					
Corporate bonds - international	—	23.8	—	15.8	39.6
UK index-linked gilts	—	66.0	—	—	66.0
U.S. fixed income - government securities	—	—	—	20.5	20.5
U.S. fixed income - short duration	—	—	—	1.8	1.8
U.S. fixed income - intermediate duration	—	—	—	25.2	25.2
U.S. fixed income - long corporate	—	—	—	122.7	122.7
Global fixed income	—	—	—	1.8	1.8
Total fixed income funds	—	89.8	—	187.8	277.6
Other types of investments:					
International real estate[3]	—	11.6	—	—	11.6
Other[4]		—	38.1	1.8	39.9
Total	$ 5.1	$ 127.1	$ 38.1	$ 231.2	$ 401.5

(1) Cash and cash equivalents consist of traditional domestic and foreign highly liquid short-term securities with the goal of providing liquidity and preservation of capital while maximizing return on assets.

(2) The International category consists of investment funds focused on companies operating in developed and emerging markets outside of the U.S. These investments target broad diversification across large and mid/small-cap companies and economic sectors.

(3) International real estate consists primarily of equity and debt investments made, directly or indirectly, in various interests in unimproved and improved real properties.

(4) Other investments consist of insurance and reinsurance contracts securing the retirement benefits. The fair value of these contracts was calculated at the discount value of premiums paid by the Company, less expenses charged by the insurance providers. The insurance providers with which the Company has placed these contracts are well-known financial institutions with an established history of providing insurance services.

(5) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy.

Defined Contribution Plans

The Company also sponsors defined contribution plans at various locations throughout the world. Benefits are determined and funded regularly based on terms of the plans or as stipulated in a collective bargaining agreement. The Company's full-time salaried and hourly employees in the U.S. are eligible to participate in Company-sponsored defined contribution savings plans, which are qualified plans under the requirements of Section 401(k) of the Internal Revenue Code. The Company's contributions to the savings plans are in the form of cash. The Company's total contributions to all worldwide defined contribution plans for the years ended December 31, 2025, 2024, and 2023 were $53.5 million, $49.1 million and $47.0 million, respectively.

Other Benefit Plans

There are various other employment contracts, deferred compensation arrangements, covenants not to compete, and change in control agreements with certain employees and former employees. The Company offers a long-term service award program for qualified employees at certain of its non-U.S. locations. Under this program, qualified employees receive a service gratuity ("Jubilee") payment once they have achieved a certain number of years of service. The liabilities associated with such arrangements are not material to the Company's consolidated financial statements.

Note 13:   Stockholders' Equity and Noncontrolling Interests

Stockholders' Equity

As of December 31, 2025 and 2024, 1,000,000,000 shares of voting common stock were authorized. Shares of common stock outstanding were 391,121,689 and 402,880,079 as of December 31, 2025 and 2024, respectively. The Company is governed by the General Corporation Law of the State of Delaware. All authorized shares of voting common stock have a par value of $0.01. Shares of common stock reacquired are considered issued and reported as Treasury shares.

Noncontrolling Interests

The Company has a controlling interest of approximately 75% of the common shares of Ingersoll-Rand India Limited. The remaining shares are owned by unaffiliated shareholders and traded on India stock exchanges regulated by Securities and Exchange Board of India.

Share Repurchase Program

On August 24, 2021, the Board of Directors of Ingersoll Rand authorized a share repurchase program pursuant to which the Company may repurchase up to $750.0 million of its common stock, and on April 25, 2024, the Company announced that our Board of Directors approved an incremental $1.0 billion increase to the share repurchase authorization, and on May 1, 2025, the Company announced that its Board of Directors authorized a $1.0 billion increase to the share repurchase authorization. (the "Repurchase Program"). Under the repurchase program, Ingersoll Rand is authorized to repurchase shares through open market purchases, privately-negotiated transactions or otherwise in accordance with all applicable securities laws and regulations, including through Rule 10b5-1 trading plans and under Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

Under the Repurchase Program, the Company repurchased 12,687,461 shares, 2,665,262 shares, and 3,963,243 shares during the years ended December 31, 2025, 2024, and 2023, respectively, at an average price per share of $79.40, $93.80, and $62.98 for an aggregate value of $1,007.4 million, $250.0 million, and $249.6 million, respectively.

Note 14:   Accumulated Other Comprehensive Income (Loss)

The Company's other comprehensive income (loss) consists of (i) unrealized foreign currency net gains and losses on the translation of the assets and liabilities of its foreign operations; (ii) realized and unrealized foreign currency gains and losses on intercompany notes of a long-term nature and certain hedges of net investments in foreign operations, net of income taxes; (iii) unrealized gains and losses on cash flow hedges, net of income taxes; and (iv) pension and other postretirement prior service cost and actuarial gains or losses, net of income taxes. See Note 12 "Benefit Plans" and Note 19 "Hedging Activities, Derivative Instruments and Credit Risk."

The before tax income (loss) and related income tax effect are as follows.

	Foreign Currency Translation Adjustments, Net	Cash Flow Hedges	Pension and Other Postretirement Benefit Plans	Total
Balance as of December 31, 2022	$ (282.8)	$ 16.0	$ 15.1	$ (251.7)
Before tax income (loss)	23.0	(5.1)	(10.5)	7.4
Income tax effect	11.8	1.3	3.6	16.7
Other comprehensive income (loss)	34.8	(3.8)	(6.9)	24.1
Balance as of December 31, 2023	$ (248.0)	$ 12.2	$ 8.2	$ (227.6)
Before tax income (loss)	(218.6)	(14.1)	1.3	(231.4)
Income tax effect	(13.0)	5.0	(1.5)	(9.5)
Other comprehensive loss	(231.6)	(9.1)	(0.2)	(240.9)
Balance as of December 31, 2024	$ (479.6)	$ 3.1	$ 8.0	$ (468.5)
Before tax income (loss)	294.4	(5.8)	(5.2)	283.4
Income tax effect	36.1	—	0.7	36.8
Other comprehensive income (loss)	330.5	(5.8)	(4.5)	320.2
Balance as of December 31, 2025	$ (149.1)	$ (2.7)	$ 3.5	$ (148.3)

The tables above include only the other comprehensive income (loss), net of tax, attributable to Ingersoll Rand Inc. Other comprehensive income (loss), net, attributable to noncontrolling interest holders was $(2.4) million, $2.7 million and $1.7

million for the years ended December 31, 2025, 2024 and 2023, respectively, and related entirely to foreign currency translation adjustments.

Changes in accumulated other comprehensive income (loss) by component for the periods described below are presented in the following table[1].

	Foreign Currency Translation Adjustments, Net	Cash Flow Hedges	Pension and Other Postretirement Benefit Plans	Total
Balance as of December 31, 2022	$ (282.8)	$ 16.0	$ 15.1	$ (251.7)
Other comprehensive income (loss) before reclassifications	49.0	7.9	(4.7)	52.2
Amounts reclassified from accumulated other comprehensive income (loss)	(14.2)	(11.7)	(2.2)	(28.1)
Other comprehensive income (loss)	34.8	(3.8)	(6.9)	24.1
Balance as of December 31, 2023	$ (248.0)	$ 12.2	$ 8.2	$ (227.6)
Other comprehensive income (loss) before reclassifications	(218.3)	2.7	0.8	(214.8)
Amounts reclassified from accumulated other comprehensive income (loss)	(13.3)	(11.8)	(1.0)	(26.1)
Other comprehensive loss	(231.6)	(9.1)	(0.2)	(240.9)
Balance as of December 31, 2024	$ (479.6)	$ 3.1	$ 8.0	$ (468.5)
Other comprehensive income (loss) before reclassifications	344.1	(1.5)	4.8	347.4
Amounts reclassified from accumulated other comprehensive income (loss)	(13.6)	(4.3)	(9.3)	(27.2)
Other comprehensive income (loss)	330.5	(5.8)	(4.5)	320.2
Balance as of December 31, 2025	$ (149.1)	$ (2.7)	$ 3.5	$ (148.3)

(1) All amounts are net of tax. Amounts in parentheses indicate debits.

Reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2025, 2024 and 2023 are presented in the following table.

Amount Reclassified from Accumulated Other Comprehensive Income (Loss)

Details about Accumulated Other Comprehensive Income (Loss) Components	2025	2024	2023	Affected Line(s) in the Statement Where Net Income is Presented
Cash flow hedges (interest rate swaps and caps)	$ (5.8)	$ (15.7)	$ (15.6)	Interest expense
Provision for income taxes	1.5	3.9	3.9	Provision for income taxes
Cash flow hedges (interest rate swaps and caps), net of tax	$ (4.3)	$ (11.8)	$ (11.7)	
Net investment hedges	$ (18.2)	$ (17.7)	$ (19.0)	Interest expense
Provision for income taxes	4.6	4.4	4.8	Provision for income taxes
Net investment hedges, net of tax	$ (13.6)	$ (13.3)	$ (14.2)	
Amortization of defined benefit pension and other postretirement benefit items[1]	$ (12.4)	$ (1.4)	$ (2.9)	Cost of sales and Selling and administrative expenses
Provision for income taxes	3.1	0.4	0.7	Provision for income taxes
Amortization of defined benefit pension and other postretirement benefit items, net of tax	$ (9.3)	$ (1.0)	$ (2.2)	
Total reclassifications for the period	$ (27.2)	$ (26.1)	$ (28.1)	

(1) These components are included in the computation of net periodic benefit cost. See Note 12 "Benefit Plans" for additional details.

Note 15:   Revenue from Contracts with Customers

Overview

The Company recognizes revenue when it has satisfied its obligation and control is transferred to the customer. The amount of revenue recognized includes adjustments for any variable consideration, such as rebates, sales discounts and liquidated damages, which are included in the transaction price, and allocated to each performance obligation. The variable consideration is estimated throughout the course of the contract using the Company's best estimates. Judgments impacting variable consideration related to material rebate and sales discount programs, and significant contracts containing liquidated damage clauses are governed by management review processes.

The majority of the Company's revenues are derived from short duration contracts and revenue is recognized at a single point in time when control is transferred to the customer, generally at shipment or when delivery has occurred or services have been rendered.

The Company has certain long duration engineered to order ("ETO") contracts that require highly-engineered solutions designed to customer specific applications. For contracts where the contractual deliverables have no alternative use and the contract termination clauses provide for the recovery of cost plus a reasonable margin, revenue is recognized over time based on the Company's progress in satisfying the contractual performance obligations, generally measured as the ratio of actual costs incurred to date to the estimated total costs to complete the contract. For contracts with termination provisions that do not provide for recovery of cost and a reasonable margin, revenue is recognized at a point in time, generally at shipment or delivery to the customer. Identification of performance obligations, determination of alternative use, assessment of contractual language regarding termination provisions, and estimation of total project costs are all significant judgments required in the application of ASC 606.

Contractual specifications and requirements may be modified. The Company considers contract modifications to exist when the modification either creates new or changes the existing enforceable rights and obligations. In the event a contract modification is for goods or services that are not distinct in the contract, and therefore, form part of a single performance obligation that is partially satisfied as of the modification date, the effect of the contract modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates, is recognized on a cumulative catch-up basis.

Taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue. Sales commissions are due at either collection of payment from customers or recognition of revenue. Applying the practical expedient from ASC 340-40-25-4, the Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. These costs are included in "Selling and administrative expenses" in the Consolidated Statements of Operations.

Disaggregation of Revenue

The following table provides disaggregated revenue by reportable segment for the years ended December 31, 2025 and 2024.

	Industrial Technologies and Services		Precision and Science Technologies		Total	
	2025	2024	2025	2024	2025	2024
Primary Geographic Markets						
United States	$ 2,473.5	$ 2,461.2	$ 716.4	$ 651.1	$ 3,189.9	$ 3,112.3
Other Americas	488.5	452.9	123.6	88.3	612.1	541.2
Total Americas	2,962.0	2,914.1	840.0	739.4	3,802.0	3,653.5
EMEIA	2,008.0	1,854.9	593.5	520.0	2,601.5	2,374.9
China	672.3	680.8	117.2	113.8	789.5	794.6
Other Asia Pacific	414.1	368.3	43.8	43.7	457.9	412.0
Total Asia Pacific	1,086.4	1,049.1	161.0	157.5	1,247.4	1,206.6
Total	$ 6,056.4	$ 5,818.1	$ 1,594.5	$ 1,416.9	$ 7,650.9	$ 7,235.0
Product Categories						
Original equipment[1]	$ 3,595.3	$ 3,494.0	$ 1,266.5	$ 1,110.2	$ 4,861.8	$ 4,604.2
Aftermarket[2]	2,461.1	2,324.1	328.0	306.7	2,789.1	2,630.8
Total	$ 6,056.4	$ 5,818.1	$ 1,594.5	$ 1,416.9	$ 7,650.9	$ 7,235.0
Pattern of Revenue Recognition						
Revenue recognized at point in time[3]	$ 5,432.0	$ 5,295.6	$ 1,495.9	$ 1,376.4	$ 6,927.9	$ 6,672.0
Revenue recognized over time[4]	624.4	522.5	98.6	40.5	723.0	563.0
Total	$ 6,056.4	$ 5,818.1	$ 1,594.5	$ 1,416.9	$ 7,650.9	$ 7,235.0

(1) Revenues from sales of capital equipment within the Industrial Technologies and Services segment and sales of components to original equipment manufacturers in the Precision and Science Technologies segment.
(2) Revenues from sales of spare parts, accessories, other components and services in support of maintaining customer owned, installed base of the Company's original equipment.
(3) Revenues from short and long duration product and service contracts recognized at a point in time when control is transferred to the customer generally when product delivery has occurred and services have been rendered.
(4) Revenues primarily from long duration ETO product contracts, certain multi-year service contracts, and certain contracts for the delivery of a significant volume of substantially similar products recognized over time as contractual performance obligations are completed.

Performance Obligations

The majority of the Company's contracts have a single performance obligation as the promise to transfer goods and/or services. For contracts with multiple performance obligations, the Company utilizes observable prices to determine standalone selling price or cost plus margin if a standalone price is not available. The Company has elected to account for shipping and handling activities as fulfillment costs and not a separate performance obligation. If control transfers and related revenue is recognized for the related good before the shipping and handling activities occur, the related costs of those shipping and handling activities are accrued.

The Company's primary performance obligations include delivering standard or configured to order ("CTO") goods to customers, designing and manufacturing a broad range of equipment customized to a customer's specifications in ETO arrangements, rendering of services (maintenance and repair contracts), and certain extended or service type warranties. For incidental items that are immaterial in the context of the contract, costs are expensed as incurred or accrued at delivery.

As of December 31, 2025, for contracts with an original duration greater than one year, the Company expects to recognize revenue in the future related to unsatisfied (or partially satisfied) performance obligations of $743.2 million in the next twelve months and $807.9 million in periods thereafter. The performance obligations that are unsatisfied (or partially satisfied) are primarily related to orders for goods or services that were placed prior to the end of the reporting period and have not been delivered to the customer, on-going work on ETO contracts where revenue is recognized over time and service contracts with an original duration greater than one year.

Contract Balances

The following table provides the contract balances as of December 31, 2025 and 2024 presented in the Consolidated Balance Sheets.

	December 31, 2025	December 31, 2024
Accounts receivable, net	$ 1,518.0	$ 1,335.4
Contract assets	163.9	111.2
Contract liabilities - current	347.2	318.6
Contract liabilities - noncurrent	1.1	0.9

Accounts receivable, net – Amounts due where the Company's right to receive cash is unconditional. Customer receivables are recorded at face amount less an allowance for credit losses. The Company maintains an allowance for credit losses as a result of customers' inability to make required payments. Management evaluates the aging of customer receivable balances, the financial condition of its customers, historical trends and the time outstanding of specific balances to estimate the amount of customer receivables that may not be collected in the future and records the appropriate provision.

Contract assets – The Company's rights to consideration for the satisfaction of performance obligations subject to constraints apart from timing. Contract assets are transferred to receivables when the right to collect consideration becomes unconditional. Contract assets are presented net of progress billings and related advances from customers.

Contract liabilities – Advance payments received from customers for contracts for which revenue is not yet recognized. Contract liability balances are generally recognized in revenue within twelve months. Of the $319.5 million in contract liabilities as of December 31, 2024, we recognized substantially all as revenue in the year ended December 31, 2025.

Contract assets and liabilities are reported on the Consolidated Balance Sheets on a contract-by-contract basis at the end of each reporting period. Contract assets and liabilities are presented net on a contract level, where required.

Payments from customers are generally due 30 to 60 days after invoicing. Invoicing for sales of standard products generally coincides with shipment or delivery of goods. Invoicing for CTO and ETO contracts typically follows a schedule for billing at contractual milestones. Payment milestones normally include down payments upon the contract signing, completion of product design, completion of customer's preliminary inspection, shipment or delivery, completion of installation, and customer's on-site inspection. The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets) and customer advances and deposits (contract liabilities) on the Consolidated Balance Sheets.

The Company has elected the practical expedient from ASC 606-10-32-18 and does not adjust the transaction price for the effects of a financing component if, at contract inception, the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

Note 16:   Income Taxes

Income before income taxes for the years ended December 31, 2025, 2024 and 2023 consisted of the following.

	2025	2024	2023
U.S.	$ 220.3	$ 383.7	$ 356.0
Non-U.S.	715.0	749.1	675.1
Income before income taxes	$ 935.3	$ 1,132.8	$ 1,031.1

The following table details the components of the Provision for income taxes for the years ended December 31, 2025, 2024 and 2023.

	2025	2024	2023
Current:			
U.S. federal	$ 81.2	$ 87.5	$ 111.5
U.S. state and local	24.0	22.8	23.7
Non-U.S.	193.6	185.3	181.7
Deferred:			
U.S. federal	(26.2)	(9.7)	(44.0)
U.S. state and local	(6.5)	(5.7)	(6.9)
Non-U.S.	(46.7)	(17.7)	(26.0)
Provision for income taxes	$ 219.4	$ 262.5	$ 240.0

The U.S. federal corporate statutory rate is reconciled to the Company's effective income tax rate for the year ended December 31, 2025 after the adoption of ASU 2023-09 as follows.

	2025	
U.S. federal corporate statutory rate	$ 196.4	21.0 %
State and local taxes, less federal tax benefit [1]	13.3	1.4
Foreign tax effects		
China		
Withholding tax	16.6	1.8
Other	4.9	0.5
India	10.3	1.1
Malta		
Interest on equity	(24.2)	(2.6)
Other	7.6	0.8
Switzerland	(13.4)	(1.4)
Other foreign jurisdictions	16.4	1.7
Effect of cross-border tax laws		
Foreign Derived Intangible Income ("FDII") deduction	(14.4)	(1.5)
Repatriation cost	2.5	0.3
Global Intangible Low-Tax Income ("GILTI")	13.0	1.4
Tax credits		
Foreign tax credits	(23.8)	(2.5)
Other	(3.8)	(0.4)
Changes in valuation allowances	4.4	0.5
Nontaxable and nondeductible items	18.7	2.0
Changes in unrecognized tax benefits	4.2	0.4
Other adjustments	(9.3)	(1.0)
Effective income tax rate	$ 219.4	23.5 %

(1) During the year ended December 31, 2025, state taxes in California, Florida, Georgia, Illinois, Indiana, Minnesota, Pennsylvania, Tennessee and Texas comprised greater than 50% of the tax effect in this category.

The U.S. federal corporate statutory rate is reconciled to the Company's effective income tax rate for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09 as follows.

	2024	2023
U.S. federal corporate statutory rate	21.0 %	21.0 %
State and local taxes, less federal tax benefit	1.4	1.3
Net effects of foreign tax rate differential	2.5	1.8
Withholding tax	1.3	1.5
Repatriation cost	(1.5)	(2.0)
Global Intangible Low-Tax Income ("GILTI")	0.4	0.7
ASC 740-30 (formerly APB 23)	1.5	1.7
Changes in valuation allowances	0.4	1.7
Changes in unrecognized tax benefits	0.9	0.9
Equity compensation	(1.3)	(0.6)
Nondeductible acquisition costs	0.3	0.4
Foreign Derived Intangible Income ("FDII") deduction	(1.1)	(1.4)
Tax credits	(0.6)	(0.7)
Income not subject to tax	(0.3)	(1.6)
Amortization of goodwill and other intangible assets	(1.3)	(0.8)
Interest on equity	(1.8)	(0.7)
Return to provision adjustment	(0.2)	0.1
Loss on sale	1.1	—
Other, net	0.5	—
Effective income tax rate	23.2 %	23.3 %

The principal items that gave rise to deferred income tax assets and liabilities as of December 31, 2025 and 2024 are as follows.

	2025	2024
Deferred Tax Assets:		
Reserves and accruals	$ 95.3	$ 83.4
Allowance for credit losses	9.8	7.4
Inventory reserve	9.6	9.0
Pension and postretirement benefit plans	18.6	20.0
Tax loss carryforwards	94.1	112.4
Deferred taxes recorded in other comprehensive income	36.2	1.4
Foreign tax credit carryforwards	50.9	50.7
Other	12.7	22.4
Total deferred tax assets	327.2	306.7
Valuation allowance	(107.4)	(125.6)
Deferred Tax Liabilities:		
LIFO inventory	(19.6)	(20.3)
Investment in partnership	—	(30.2)
Property, plant and equipment	(44.3)	(50.0)
Intangible assets	(763.7)	(770.4)
Unremitted foreign earnings	(50.4)	(41.8)
Total deferred tax liabilities	(878.0)	(912.7)
Net deferred income tax liability	$ (658.2)	$ (731.6)

The Company believes that it is more likely than not that it will realize its deferred tax assets through the reduction of future taxable income, other than for the deferred tax assets reflected below. Tax attributes and related valuation allowances as of December 31, 2025 were as follows.

	Tax Benefit		Valuation Allowance	Carryforward Period Ends
Tax Attributes to be Carried Forward				
U.S. federal net operating loss	$	1.9	$ (0.1)	2032-2038
U.S. federal capital loss		0.6	(0.6)	2028
U.S. federal tax credit		50.9	(50.9)	2026-2035
Alternative minimum tax credit		0.4	(0.4)	Unlimited
U.S. state and local net operating losses		6.2	(0.7)	2027-2042
U.S. state capital loss		0.3	(0.1)	2028
Non U.S. net operating losses		70.3	(36.8)	2026-Unlimited
Non U.S. capital losses		0.7	—	Unlimited
Excess interest		14.1	(12.9)	Unlimited
Other deferred tax assets		4.9	(4.9)	Unlimited
Total tax carryforwards	$	150.3	$ (107.4)	

A reconciliation of the changes in the valuation allowance for deferred tax assets for the years ended December 31, 2025, 2024 and 2023 are as follows.

	2025	2024	2023
Beginning balance	$ 125.6	$ 115.7	$ 107.3
Revaluation or additions due to acquisitions or mergers[1]	(15.6)	22.9	—
Charged to tax expense (benefit)	(5.9)	(10.8)	6.4
Charged to other accounts	3.3	(2.2)	2.0
Ending balance	$ 107.4	$ 125.6	$ 115.7

(1) Revaluation for the tax year ended December 31, 2024 relates to the inclusion of ILC Dover's opening balance sheet beginning valuation allowance.

Total unrecognized tax benefits were $32.8 million, $26.4 million and $19.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. The net increase in this balance primarily relates to current year additions to previously established reserves. Included in total unrecognized benefits at December 31, 2025 is $32.8 million of unrecognized tax benefits that would affect the Company's effective tax rate if recognized. Below is a tabular reconciliation of the changes in total unrecognized tax benefits during the years ended December 31, 2025, 2024 and 2023.

	2025	2024	2023
Beginning balance	$ 26.4	$ 19.1	$ 10.8
Gross increases for tax positions of prior years	0.1	0.8	0.4
Gross decreases for tax positions of prior years	—	(0.3)	—
Gross increases for tax positions of current year	4.6	8.1	7.9
Lapse of statute of limitations	(0.1)	(0.6)	(0.2)
Changes due to currency fluctuations	1.8	(0.7)	0.2
Ending balance	$ 32.8	$ 26.4	$ 19.1

The Company includes interest expense and penalties related to unrecognized tax benefits as part of the provision for income taxes. The Company's income tax liabilities at December 31, 2025 and 2024 include accrued interest and penalties of $5.9 million and $3.2 million, respectively.

The statutes of limitations for U.S. Federal tax returns are open beginning with the 2020 tax year, and state returns are open beginning with the 2015 tax year. The Internal Revenue Service ("IRS") has completed its examination of the 2020 tax year, but it is not yet settled. There are no material adjustments proposed. The Company is currently under U.S. Federal income tax audit for the 2021 and 2022 tax years and no material adjustments are known.

The Company is subject to income tax in 49 jurisdictions outside the U.S. The statute of limitations varies by jurisdiction with 2013 being the oldest year still open. Note that any liabilities arising from legacy Ingersoll Rand Industrial entities for tax years prior to the merger with Ingersoll Rand Industrial would be indemnified.

The Company does not assert the ASC 740-30 (formerly APB 23) indefinite reinvestment of the Company's historical non-U.S. earnings or future non-U.S. earnings. The Company records a deferred foreign tax liability to cover all estimated withholding, state income tax and foreign income tax associated with repatriating all non-U.S. earnings back to the United States. The Company's deferred income tax liability as of December 31, 2025 was $50.4 million.

The amounts of cash income taxes paid by the Company were as follows:

		2025
Federal	$	40.3
State and local		22.7
Foreign		
China		54.2
France		18.4
India		23.5
Italy		30.7
All other foreign		79.5
Cash paid for income taxes, net of refunds	$	269.3

The amount of cash income taxes paid by the Company during the years ended December 31, 2024 and 2023 was $276.7 million and $302.0 million, respectively.

Note 17:   Leases

The components of lease expense for the years ended December 31, 2025 and 2024 are as follows.

		2025		2024
Operating lease cost	$	78.6	$	64.5
Finance lease cost				
Amortization of right-of-use assets	$	1.4	$	1.5
Interest on lease liabilities		0.8		0.9
Total finance lease cost	$	2.2	$	2.4
Short-term lease cost	$	2.5	$	2.2

Supplemental cash flow information related to leases for the years ended December 31, 2025 and 2024 is as follows.

		2025		2024
Supplemental Cash Flows Information				
Cash Paid for Amounts Included in the Measurement of Lease Liabilities				
Operating cash flows from operating leases	$	77.4	$	63.8
Operating cash flows from finance leases		0.8		0.9
Financing cash flows from finance leases		1.3		1.3
Leased Assets Obtained in Exchange for New Operating Lease Liabilities		55.0		96.2

Supplemental balance sheet information related to leases is as follows.

	December 31, 2025		December 31, 2024	
Operating leases				
Other assets	$	236.4	$	226.6
Accrued liabilities	$	64.8	$	56.3
Other liabilities		168.0		165.5
Total operating lease liabilities	$	232.8	$	221.8
Finance Leases				
Property, plant and equipment	$	9.7	$	11.1
Short-term borrowings and current maturities of long-term debt	$	1.3	$	1.3
Long-term debt, less current maturities		11.2		12.6
Total finance lease liabilities	$	12.5	$	13.9
Weighted Average Remaining Lease Term (in years)				
Operating leases		5.0		5.2
Finance leases		8.7		9.4
Weighted Average Discount Rate				
Operating leases		4.2 %		4.1 %
Finance leases		6.5 %		6.5 %

Maturities of lease liabilities as of December 31, 2025 are as follows.

	Operating Leases		Finance Leases	
2026	$	73.3	$	2.1
2027		57.9		2.1
2028		42.9		2.1
2029		27.9		2.1
2030		18.0		2.1
Thereafter		38.9		6.3
Total lease payments	$	258.9	$	16.8
Less imputed interest		(26.1)		(4.3)
Total	$	232.8	$	12.5

Note 18: Stock-Based Compensation Plans

The Company has outstanding stock-based compensation awards granted under the 2013 Stock Incentive Plan ("2013 Plan") and the 2017 Omnibus Incentive Plan, (as amended by the First Amendment, dated April 27, 2021, "2017 Plan"). Following the Company's initial public offering, the Company grants stock-based compensation awards pursuant to the 2017 Plan and ceased granting new awards pursuant to the 2013 Plan.

2017 Omnibus Incentive Plan

In May 2017, the Company's Board approved the 2017 Plan, and in February 2020, the Company's stockholders approved the amendment and restatement of the 2017 Plan. Under the terms of the Plan, the Company's Board may grant up to 19.6 million stock based and other incentive awards. Any shares of common stock subject to outstanding awards granted under the Company's 2013 plan that, after the effective date of the 2017 Plan, expire or are otherwise forfeited or terminated in accordance with their terms are also available for grant under the 2017 Plan. All stock options were granted to employees, directors and advisors with an exercise price equal to the fair value of the Company's per share common stock at the date of grant. Stock option awards typically vest over four years or five years and expire ten years from the date of grant.

2013 Stock Incentive Plan

The Company adopted the 2013 Plan on October 14, 2013 as amended on April 27, 2015 under which the Company had the ability to grant stock-based compensation awards to employees, directors and advisors. The total number of shares available for grant under the 2013 Plan and reserved for issuance was 20.9 million shares. All stock options were granted to employees, directors and advisors with an exercise price equal to the fair value of the Company's per share common stock at the date of grant. Stock option awards vested over either five years, four years, or three years with 50% of each award vesting based on time and 50% of each award vesting based on the achievement of certain financial targets.

Stock-Based Compensation Expense

Stock-based compensation expense for the years ended December 31, 2025, 2024 and 2023 was $53.0 million, $58.8 million and $51.9 million, respectively, and is included in "Cost of sales" and "Selling and administrative expenses" in the Consolidated Statements of Operations.

As of December 31, 2025, there was $98.9 million of total unrecognized compensation expense related to outstanding stock option, restricted stock unit and performance share unit awards granted to employees and non-employee directors, as well as 100,000 conditional stock options awarded during the third quarter of 2022 to our Chairman and CEO in which the service date precedes the grant date, and will be granted upon achievement of certain performance targets. These 100,000 stock options have not been included in the Stock Option Awards section below since the grant date has not occurred.

Stock Option Awards

A summary of the Company's stock option activity for the year ended December 31, 2025 is presented in the following table (underlying shares in thousands).

	Shares	Weighted-Average Exercise Price (per share)	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value of In-The-Money Options (in millions)
Outstanding at December 31, 2024	4,185	$ 43.33		
Granted	700	83.15		
Exercised or Settled	(454)	33.76		
Forfeited	(104)	78.33		
Expired	(13)	85.72		
Outstanding at December 31, 2025	4,314	49.83	5.3	$ 135.5
Vested at December 31, 2025	2,765	34.60	3.7	$ 124.7

The per-share weighted average grant date fair value of stock options granted during the years ended December 31, 2025, 2024 and 2023 was $34.93, $38.97 and $25.28, respectively.

The intrinsic value of stock options exercised was $22.0 million, $114.8 million and $75.0 million during the years ended December 31, 2025, 2024 and 2023, respectively.

The following assumptions were used to estimate the fair value of options granted during the years ended December 31, 2025, 2024 and 2023.

	2025	2024	2023
Expected life of options (in years)	6.3 - 7.5	6.3 - 7.5	6.3 - 7.5
Risk-free interest rate	3.8% - 4.2%	3.7% - 4.3%	3.8% - 4.6%
Assumed volatility	34.0% - 34.3%	34.9% - 35.2%	35.6% - 36.6%
Expected dividend rate	0.1%	0.0% - 0.1%	0.0% - 0.1%

Restricted Stock Unit Awards

Restricted stock units are typically granted in the first quarter of the year to employees and non-employee directors based on the market price of the Company's common stock on the grant date and recognized in compensation expense over the vesting period. In some instances, such as death, awards may vest concurrently with or following an employee's termination.

A summary of the Company's restricted stock unit activity for the year ended December 31, 2025 is presented in the following table (underlying shares in thousands).

	Shares	Weighted-Average Grant-Date Fair Value
Non-vested as of December 31, 2024	834	$ 73.00
Granted	491	82.40
Vested	(334)	63.87
Forfeited	(99)	82.40
Non-vested as of December 31, 2025	892	80.55

Performance Share Unit Awards ("PSUs")

Annually, during the first quarter, the Company grants TSR PSUs to certain employees in which the number of shares issued at the end of the performance period is determined by the Company's total shareholder return percentile rank versus the S&P 500 index for the three year performance period. The grant date fair value of these awards is determined using a Monte Carlo simulation pricing model and compensation cost is recognized straight-line over a three year period.

During the third quarter of 2022, the Company granted Special TSR PSUs to its Chairman and CEO under which the market condition is achieved on the first date during the five year performance period on which the sum of (i) the 60-day volume-weighted average closing price of the Company's common stock, plus (ii) the cumulative value of any dividends paid during the five year performance period equals or exceeds $81.85. Vesting of this award is conditional upon the service condition even though the market condition was achieved prior to the end of the performance period. The grant date fair value of these awards was determined using a Monte Carlo simulation pricing model and compensation cost is recognized straight-line over a five year period. The Company also granted its Chairman and CEO Special EPS PSUs that are eligible to vest based on the level of compounded annual growth rate of the Company's Adjusted EPS during the five year performance period. The grant date fair value of these awards is based on the market price of the Company's common stock on the grant date and recognized as a compensation expense over a 4.3 year period, when it is probable the performance target will be met.

A summary of the Company's performance stock unit activity for the year ended December 31, 2025 is presented in the following table (underlying shares in thousands).

	Shares	Weighted-Average Grant-Date Fair Value
Non-vested as of December 31, 2024	1,339	$ 54.28
Granted	152	69.69
Change in units based on performance	127	63.39
Vested	(255)	63.39
Forfeited	(16)	94.27
Non-vested as of December 31, 2025	1,347	54.67

The following assumptions were used to estimate the fair value of performance share units granted during the year ended December 31, 2025, 2024 and 2023 using the Monte Carlo simulation pricing model.

	2025	2024	2023
Expected term (in years)	2.4 - 2.8	2.8	2.9
Risk-free interest rate	3.6% - 4.0%	4.5%	4.4%
Assumed volatility	28.2% - 28.6%	28.9%	31.8%
Expected dividend rate	0.1 %	0.1 %	0.1 %

Note 19: Hedging Activities, Derivative Instruments and Credit Risk

Hedging Activities

The Company is exposed to certain market risks during the normal course of its business arising from adverse changes in interest rates and foreign currency exchange rates. The Company selectively uses derivative financial instruments ("derivatives"), including cross-currency interest rate swap and foreign currency forward contracts, and interest rate swap and cap contracts, to manage the risks from fluctuations in foreign currency exchange rates and interest rates, respectively. The Company does not purchase or hold derivatives for trading or speculative purposes. Fluctuations in interest rates and foreign currency exchange rates can be volatile, and the Company's risk management activities do not totally eliminate these risks. Consequently, these fluctuations could have a significant effect on the Company's financial results.

The Company manages its debt centrally, considering tax consequences and its overall financing strategies. The Company manages its exposure to interest rate risk by using interest rate derivatives as cash flow hedges of variable rate debt or fair value hedges of fixed rate debt in order to adjust the relative fixed and variable proportion. The Company's exposure to interest rate risk results primarily from its fixed rate to floating rate interest rate swap contracts.

A substantial portion of the Company's operations is conducted by its subsidiaries outside of the United States in currencies other than the USD. Almost all of the Company's non-U.S. subsidiaries conduct their business primarily in their local currencies, which are also their functional currencies. The USD, the EUR, GBP, Chinese Renminbi, and Indian rupee are the principal currencies in which the Company and its subsidiaries enter into transactions. The Company is exposed to the impacts of changes in foreign currency exchange rates on the translation of its non-U.S. subsidiaries' assets, liabilities and earnings into USD. The Company manages this exposure by having certain U.S. subsidiaries borrow in currencies other than the USD or utilizing cross-currency interest rate swaps as net investment hedges.

The Company and its subsidiaries are also subject to the risk that arises when they, from time to time, enter into transactions in currencies other than their functional currency. To mitigate this risk, the Company and its subsidiaries typically settle intercompany trading balances at least quarterly. The Company also selectively uses forward currency contracts to manage this risk. These contracts for the sale or purchase of European and other currencies generally mature within one year.

Derivative Instruments

The following table summarizes the notional amounts, fair values and classification of the Company's outstanding derivatives by risk category and instrument type within the Consolidated Balance Sheets as of December 31, 2025 and 2024.

	December 31, 2025					
Derivative Classification	**Notional Amount**[1]	**Fair Value**[1] **Other Current Assets**	**Fair Value**[1] **Other Assets**	**Fair Value**[1] **Accrued Liabilities**	**Fair Value**[1] **Other Liabilities**
Derivatives Designated as Hedging Instruments						
Interest rate swap contracts	Fair value	$ 1,000.0	$ 4.5	$ 15.3	$ —	$ —
Cross-currency interest rate swap contracts	Net investment	1,332.7	10.7	—	—	130.5
Derivatives Not Designated as Hedging Instruments						
Foreign currency forwards	Fair value	$ 15.3	$ —	$ —	$ —	$ —
Foreign currency forwards	Fair value	171.6	—	—	0.9	—

	December 31, 2024					
Derivative Classification	**Notional Amount**[1]	**Fair Value**[1] **Other Current Assets**	**Fair Value**[1] **Other Assets**	**Fair Value**[1] **Accrued Liabilities**	**Fair Value**[1] **Other Liabilities**
Derivatives Designated as Hedging Instruments						
Interest rate swap contracts	Cash flow	$ 750.0	$ —	$ 1.4	$ 0.9	$ 0.9
Cross-currency interest rate swap contracts	Net investment	1,074.3	11.5	15.8	—	—
Derivatives Not Designated as Hedging Instruments						
Foreign currency forwards	Fair value	$ 124.3	$ 1.8	$ —	$ —	$ —
Foreign currency forwards	Fair value	69.0	—	—	1.2	—

(1) Notional amounts represent the gross contract amounts of the outstanding derivatives excluding the total notional amount of positions that have been effectively closed through offsetting positions. The net gains and net losses associated with positions that have been effectively closed through offsetting positions but not yet settled are included in the asset and liability derivatives fair value columns, respectively.

Payments to settle cross-currency swaps are classified as financing cash flows in the Consolidated Statements of Cash Flows. All other cash flows related to derivatives are classified as operating cash flows in the Consolidated Statements of Cash Flows.

There were no off-balance sheet derivative instruments as of December 31, 2025 or 2024.

Interest Rate Swap Contracts Designated as Fair Value Hedges

As of December 31, 2025, the Company was the variable rate payor on four interest rate swap contracts that effectively convert a total of $400.0 million of the Company's fixed rate borrowings to variable rate borrowings. These contracts expire in May 2029. These swap agreements qualify as hedging instruments and have been designated as fair value hedges of $400.0 million of the 2029 Notes, and were considered to be perfectly effective under the shortcut method.

As of December 31, 2025, the Company was the variable rate payor on two interest rate swap contracts that effectively convert a total of $250.0 million of the Company's fixed rate borrowings to variable rate borrowings. These contracts expire in April 2031. These swap agreements qualify as hedging instruments and have been designated as fair value hedges of $250.0 million of the 2031 Notes, and were considered to be perfectly effective under the shortcut method.

As of December 31, 2025, the Company was the variable rate payor on two interest rate swap contracts that effectively convert a total of $250.0 million of the Company's fixed rate borrowings to variable rate borrowings. These contracts expire in May 2033. These swap agreements qualify as hedging instruments and have been designated as fair value hedges of $250.0 million of the 2033 Notes, and were considered to be perfectly effective under the shortcut method.

As of December 31, 2025, the Company was the variable rate payor on one interest rate swap contract that effectively convert a total of $100.0 million of the Company's fixed rate borrowings to variable rate borrowings. This contract expires in March 2034. This swap agreement qualifies as a hedging instrument and has been designated as a fair value hedge of $100.0 million of the 2034 Notes, and were considered to be perfectly effective under the shortcut method.

	December 31, 2025	December 31, 2024
Long-term debt:		
Carrying amount of hedged debt	$ 1,019.8	$ 749.7
Cumulative hedging adjustments, included in carrying amount	19.8	(0.3)

Interest Rate Swap and Cap Contracts Designated as Cash Flow Hedges

In April 2024, the Company entered into forward-starting interest rate swap agreements to hedge against changes in future cash flows resulting from changes in interest rates from the trade date through the forecasted issuance date of debt. During the second quarter of 2024, the Company entered into and terminated cash flow hedges with notional value of $750.0 million in connection with the 2034 Notes and $500.0 million in connection with the 2054 Notes, both of which were issued on May 10, 2024. The Company and its counterparties terminated these contracts in May 2024. Prior to their termination, these swap agreements qualified as hedging instruments and were designated as cash flow hedges of forecasted interest payments. These forecasted interest payments are still expected to occur as specified in the Company's hedge designations; therefore, the unrecognized loss at the time of termination will be reclassified into earnings over the term of the respective notes. The unrecognized loss in AOCI as of December 31, 2025 was $3.9 million, of which $0.3 million is expected to be reclassified into earnings as an increase to interest expense during the next 12 months.

The Company was previously the fixed rate payor on two interest rate swap contracts that effectively fixed the SOFR-based index used to determine the interest rates charged on a total of $528.5 million of the Company's SOFR-based variable rate borrowings. These contracts carried a fixed rate of 3.2%. The Company and its counterparties terminated these contracts in May 2024. Prior to their termination, these swap agreements qualified as hedging instruments and were designated as cash flow hedges of forecasted interest payments. These forecasted interest payments were still expected to occur as specified in the Company's hedge designations; therefore, the unrecognized gain at the time of termination was reclassified into earnings over the remaining period of original term of the contracts, which ended in June 2025.

The Company was previously a party to interest rate cap contracts that effectively limited the SOFR-based interest rates charged on a portion of the Company's variable rate borrowings to 4.0%. The Company and its counterparties terminated these contracts in August 2023. Prior to their termination, these cap contracts qualified as hedging instruments and were designated as cash flow hedges of forecasted interest payments. These forecasted interest payments were still expected to occur as specified in the Company's hedge designations; therefore, the unrecognized gain at the time of termination was reclassified into earnings over the remaining period of original term of the contracts, which ended in June 2025.

Gains on derivatives designated as cash flow hedges included in the Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2025, 2024 and 2023 are presented in the table below.

	2025	2024	2023
Gain recognized in OCI on derivatives	$ —	$ 1.6	$ 10.5
Gain reclassified from AOCI into income (effective portion)[1]	5.8	15.7	15.6

(1) Gains (losses) on derivatives reclassified from AOCI into income were included in "Interest expense" in the Consolidated Statements of Operations.

Cross-Currency Interest Rate Swap Contracts Designated as Net Investment Hedges

In February 2025, the Company entered into a cross-currency interest rate swap contract that replace a fixed rate of 5.2% on a total of $129.2 million with a fixed rate of 3.1% on a total of €125.0 million. These contracts expire in February 2028 and have been designated as net investment hedges of our Euro denominated subsidiaries and require an exchange of the notional amounts at maturity.

In February 2025, the Company entered into a cross-currency interest rate swap contract that replace a fixed rate of 5.3% on a total of $129.2 million with a fixed rate of 3.4% on a total of €125.0 million. These contracts expire in February 2030 and have been designated as net investment hedges of our Euro denominated subsidiaries and require an exchange of the notional amounts at maturity.

As of December 31, 2025, the Company was the fixed rate payor on three cross-currency interest rate swap contracts that replace a fixed rate of 5.4% on a total of $428.9 million with a fixed rate of 3.7% on a total of €400.0 million. These contracts expire in May 2027 and have been designated as net investment hedges of our Euro denominated subsidiaries and require an exchange of the notional amounts at maturity.

As of December 31, 2025, the Company was the fixed rate payor on three cross-currency interest rate swap contracts that replace a fixed rate of 5.7% on a total of $322.7 million with a fixed rate of 4.1% on a total of €300.0 million. These contracts expire in May 2029 and have been designated as net investment hedges of our Euro denominated subsidiaries and require an exchange of the notional amounts at maturity.

As of December 31, 2025, the Company was the fixed rate payor on three cross-currency interest rate swap contracts that replace a fixed rate of 5.7% on a total of $322.7 million with a fixed rate of 4.1% on a total of €300.0 million. These contracts expire in May 2031 and have been designated as net investment hedges of our Euro denominated subsidiaries and require an exchange of the notional amounts at maturity.

The Company was previously the fixed rate payor on two cross-currency interest rate swap contracts that replaced a fixed rate of 3.2% on a total of $528.5 million with a fixed rate of 1.6% on a total of €500.0 million. These contracts were designated as net investment hedges of our Euro denominated subsidiaries until May 10, 2024 when they were terminated for $10.0 million. The payments to settle the termination of the cross currency interest rate swaps are included in "Payments to settle cross-currency swaps" within our Consolidated Statements of Cash Flows. The recorded AOCI at the termination of the cross-currency interest rate swaps will remain in AOCI until there is a substantial liquidation of the Company's net investment in subsidiaries with EUR functional currencies.

The Company was previously a party to three cross-currency interest rate swap contracts where we received SOFR on a total of $525.7 million and paid EURIBOR on a total of €500.0 million. These contracts were designated as net investment hedges of our Euro denominated subsidiaries until May 10, 2024 when they were terminated for $9.9 million. The payments to settle the termination of the cross currency interest rate swaps are included in "Payments to settle cross-currency swaps" within our Consolidated Statements of Cash Flows. The recorded AOCI at the termination of the cross-currency interest rate swaps will remain in AOCI until there is a substantial liquidation of the Company's net investment in subsidiaries with EUR functional currencies.

Gains (losses) on derivatives designated as net investment hedges included in the Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2025, 2024 and 2023 are presented in the table below.

	2025	2024	2023
Gain (loss) recognized in OCI on derivatives	$ (128.9)	$ 72.5	$ (17.5)
Gain reclassified from AOCI into income (effective portion)[1]	18.2	17.7	19.0

(1) Gains (losses) on derivatives reclassified from AOCI into income were included in "Interest expense" in the Consolidated Statements of Operations.

Foreign Currency Forwards Not Designated as Hedging Instruments

The Company had ten foreign currency forward contracts outstanding as of December 31, 2025 with notional amounts ranging from $4.4 million to $73.4 million. These contracts are sometimes used to hedge the change in fair value of recognized foreign currency denominated assets or liabilities caused by changes in currency exchange rates. The changes in the fair value of these contracts generally offset the changes in the fair value of a corresponding amount of the hedged items, both of which are included within "Other operating expense, net" in the Consolidated Statements of Operations. The Company's foreign currency forward contracts are subject to master netting arrangements or agreements between the Company and each counterparty for the net settlement of all contracts through a single payment in a single currency in the event of default on or termination of any one contract with that certain counterparty. It is the Company's practice to recognize the gross amounts in the Consolidated Balance Sheets. The amount available to be netted is not material.

The Company's gains (losses) on derivative instruments not designated as accounting hedges and total net foreign currency transaction gains (losses) for the years ended December 31, 2025, 2024 and 2023 were as follows.

	2025	2024	2023
Foreign currency forward contracts gains	4.5	0.1	0.3
Total foreign currency transaction losses, net	(18.6)	(3.2)	(5.1)

Credit Risk

Credit risk related to derivatives arises when amounts receivable from a counterparty exceed those payable. Because the notional amount of the derivative instruments only serves as a basis for calculating amounts receivable or payable, the risk of loss with any counterparty is limited to a fraction of the notional amount. The Company minimizes the credit risk related to derivatives by transacting only with multiple, high-quality counterparties that are major financial institutions with investment-grade credit ratings. The Company has not experienced any financial loss as a result of counterparty nonperformance in the past. The majority of the derivative contracts to which the Company is a party, settle monthly or quarterly, or mature within one year. Because of these factors, the Company believes it has minimal credit risk related to derivative contracts as of December 31, 2025.

Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and industries to which the Company's products and services are sold, as well as their dispersion across many different geographic areas. As a result, the Company does not believe it has any significant concentrations of credit risk as of December 31, 2025 or 2024.

Note 20:   Fair Value Measurements

A financial instrument is defined as cash or cash equivalents, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from another party. The Company's financial instruments consist primarily of cash and cash equivalents, trade accounts receivables, trade accounts payables, deferred compensation assets and obligations, derivatives and debt instruments. The carrying values of cash and cash equivalents, trade accounts receivables, trade accounts payables, and variable rate debt instruments are a reasonable estimate of their respective fair values.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or more advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value as follows.

Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities as of the reporting date.

Level 2   Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities as of the reporting date.

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Refer to Note 1 "Summary of Significant Accounting Policies" for a discussion of the valuation assumptions utilized in the valuation of goodwill and indefinite-lived intangible assets.

The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis.

	December 31, 2025			
	Level 1	Level 2	Level 3	Total
Financial Assets				
Trading securities held in deferred compensation plan[1]	$ 24.4	$ —	$ —	$ 24.4
Interest rate swaps[2]	—	19.8	—	19.8
Cross-currency interest rate swaps[3]	—	10.7	—	10.7
Foreign currency forwards[4]	—	—	—	—
Total	$ 24.4	$ 30.5	$ —	$ 54.9
Financial Liabilities				
Deferred compensation plan[1]	$ 30.8	$ —	$ —	$ 30.8
Cross-currency interest rate swaps[3]	—	130.5	—	130.5
Contingent consideration[5]	—	—	44.0	44.0
Foreign currency forwards[4]	—	0.9	—	0.9
Total	$ 30.8	$ 131.4	$ 44.0	$ 206.2

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Financial Assets				
Trading securities held in deferred compensation plan[1]	$ 21.0	$ —	$ —	$ 21.0
Interest rate swaps[2]	—	1.4	—	1.4
Cross-currency interest rate swaps[3]	—	27.3	—	27.3
Foreign currency forwards[4]	—	1.8	—	1.8
Total	$ 21.0	$ 30.5	$ —	$ 51.5
Financial Liabilities				
Deferred compensation plan[1]	$ 28.7	$ —	$ —	$ 28.7
Interest rate swaps[2]	—	1.8	—	1.8
Contingent consideration[5]	—	—	22.2	22.2
Foreign currency forwards[4]	—	1.2	—	1.2
Total	$ 28.7	$ 3.0	$ 22.2	$ 53.9

(1) Based on the quoted price of publicly traded mutual funds and other equity securities which are classified as trading securities and accounted for using the mark-to-market method.

(2) Measured as the present value of all expected future cash flows based on the SOFR-based swap yield curves. The present value calculation uses discount rates that have been adjusted to reflect the credit quality of the Company and its counterparties.

(3) Measured as the present value of all expected future cash flows on each leg of the contracts. The model utilizes inputs of observable market data including interest yield curves and foreign currency exchange rates. The present value calculation uses cross-currency basis-adjusted discount factors that have been adjusted to reflect the credit quality of the Company and its counterparties.

(4) Based on calculations that use readily observable market parameters as their basis, such as spot and forward rates.

(5) Measured as the present value of expected consideration payable for completed acquisitions, generally derived using probability-weighted analysis of achieving projected revenue or EBITDA targets.

Contingent Consideration

Certain of the Company's acquisitions may result in payments of consideration in future periods that are contingent upon the achievement of certain targets, generally measures of revenue and EBITDA. As part of the initial accounting for the acquisition, a liability is recorded for the estimated fair value of the contingent consideration on the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized within "Other operating expense, net" in the Consolidated Statements of Operations. This fair value measurement of contingent consideration is categorized within Level 3 of the fair value hierarchy, as the measurement amount is based primarily on significant inputs that are not observable in the market.

The following table provides a reconciliation of the activity for contingent consideration for the years ended December 31, 2025 and 2024.

	2025	2024
Balance at beginning of period	$ 22.2	$ 42.2
Acquisitions	36.7	6.7
Changes in fair value	(16.7)	(15.3)
Payments	—	(10.0)
Foreign currency translation and other	1.8	(1.4)
Balance at end of period	$ 44.0	$ 22.2

As of December 31, 2025, the contingent consideration included in "Accrued liabilities" and "Other liabilities" on the Consolidated Balance Sheets were $3.5 million and $40.5 million, respectively.

Goodwill and Other Intangible Assets

Certain of our non-financial assets are subject to impairment analysis, including indefinite-lived intangible assets and goodwill. We review the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually. Any resulting impairment would require that the asset be recorded at its fair value. At December 31, 2024, we did not have any significant non-financial assets or liabilities that were required to be measured at fair value on a recurring or non-recurring basis. See Note 8, "Goodwill and Other Intangible Assets" for further discussion pertaining to our annual and interim evaluation of goodwill and other intangible assets for impairment, including the goodwill and other intangible asset impairment charges recognized during the year ended December 31, 2025.

Note 21: Contingencies

The Company is a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature for a company of its size and sector. The Company believes that such proceedings, lawsuits and administrative actions will not materially adversely affect its operations, financial condition, liquidity or competitive position. A more detailed discussion of certain of these proceedings, lawsuits and administrative actions is set forth below.

Environmental Matters

The Company has been identified as a potentially responsible party ("PRP") with respect to several sites designated for cleanup under U.S. federal "Superfund" or similar state laws that impose liability for cleanup of certain waste sites and for related natural resource damages. Persons potentially liable for such costs and damages generally include the site owner or operator and persons that disposed or arranged for the disposal of hazardous substances found at those sites. Although these laws impose joint and several liability on PRPs, in application the PRPs typically allocate the investigation and cleanup costs based upon the volume of waste contributed by each PRP. Based on currently available information, the Company was only a small contributor to these waste sites, and the Company has, or is attempting to negotiate, de minimis settlements for their cleanup. The cleanup of the remaining sites is substantially complete and the Company's future obligations entail a share of the sites' ongoing operating and maintenance expense. The Company is also addressing several on-site cleanups for which it is the primary responsible party.

The Company has undiscounted liabilities of $10.6 million and $13.6 million as of December 31, 2025 and 2024, respectively, on its Consolidated Balance Sheets to the extent costs are known or can be reasonably estimated for its remaining financial obligations for the environmental matters discussed above and does not anticipate that any of these matters will result in material additional costs beyond amounts accrued. Based upon consideration of currently available information, the Company does not anticipate any material adverse effect on its results of operations, financial condition, liquidity or competitive position as a result of compliance with federal, state, local or foreign environmental laws or regulations, or cleanup costs relating to these matters.

The Company has an insurance recovery receivable for probable environmental related recoveries of $1.7 million as of December 31, 2025 which was included in "Other assets" in the Consolidated Balance Sheets. There were no material recoveries received in the years ended December 31, 2025, 2024 and 2023.

Asbestos and Silica Related Litigation

On June 5, 2024, the Company entered into a Membership Interest Purchase Agreement (the "Purchase Agreement") with Onyx TopCo LLC (the "Buyer"), a wholly owned subsidiary of Delticus Holdings LLC ("Delticus"), which is an entity owned by entities affiliated with Third Point LLC. Under the Purchase Agreement, the Company transferred 100% of the equity interests of three wholly-owned subsidiaries that hold asbestos liabilities and certain assets, including the related insurance assets, to the Buyer, effective as of June 10, 2024. In connection with the divestiture (the "Asbestos Portfolio Sale"), the divested entities were capitalized with a total of $188.5 million, including $143.5 million from insurance settlement proceeds, $35.0 million from affiliates of Delticus, and $10.0 million from Ingersoll Rand. As these subsidiaries were the obligors for the Company's asbestos-related liabilities and policyholders of the related insurance assets, the rights and obligations related to these items transferred upon the sale. The divested subsidiaries have agreed to indemnify us and our affiliates for their asbestos-related liabilities, which encompassed all of our consolidated asbestos-related liabilities and contingent liabilities immediately prior to the sale. The Purchase Agreement contains customary representations and warranties with respect to the divested subsidiaries, the Company, and Delticus. Pursuant to the Purchase Agreement, the Company and Delticus will each indemnify the other for breaches of representation and warranties or breaches of covenants, subject to certain limitations as set forth in the agreement. In connection with the sale, the Company and its Board of Directors received a solvency opinion from an independent advisory firm that the divested entities were solvent and adequately capitalized immediately prior to, at the time of, and after giving effect to, the sale.

Following the completion of the transfer, the Company no longer has any obligation with respect to pending and future asbestos claims. As such, the divested entities have been deconsolidated from the financial results of the Company as we no longer maintain control of the entities. Therefore, all associated assets and liabilities are no longer reported on the Consolidated Balance Sheet. For the year ended December 31, 2024, the transaction resulted in a pre-tax loss of $58.8 million, recorded to "Other operating expense, net." Additionally, the Company recorded a tax benefit as a result of the reversal of previously recorded net deferred tax liabilities of $7.6 million, resulting in an after-tax loss of $51.2 million recorded in the second quarter of 2024.

The following table summarizes the impacts of the divestiture.

Assets divested:		
Cash and cash equivalents	$	153.5
Insurance recovery receivable		13.9
Liabilities divested:		
Asbestos indemnity liability - current		(12.3)
Asbestos indemnity liability - noncurrent		(111.4)
Loss on Asbestos Sale, before transaction costs		43.7
Transaction costs		15.1
Loss on Asbestos Sale		58.8
Income tax benefit		(7.6)
Loss on Asbestos Sale, net of tax	$	51.2

Note 22: Other Operating Expense, Net

The components of "Other operating expense, net" for the years ended December 31, 2025, 2024 and 2023 were as follows.

	2025	2024	2023
Other Operating Expense, Net			
Foreign currency transaction losses, net	$ 18.6	$ 3.2	$ 5.1
Restructuring charges, net[1]	51.4	31.2	19.9
Acquisition and other transaction related expenses[2]	22.0	47.1	52.2
Loss on asbestos sale[3]	—	58.8	—
Other, net	(0.5)	(1.7)	0.5
Total other operating expense, net	$ 91.5	$ 138.6	$ 77.7

(1) See Note 4 "Restructuring."

(2) Represents costs associated with successful and abandoned acquisitions, including third-party expenses, post-closure integration costs and non-cash charges and credits arising from fair value purchase accounting adjustments.

(3) See Note 21 "Contingencies."

Note 23:   Segment Reporting

A description of the Company's two reportable segments, including the specific products manufactured and sold follows below. When determining the reportable segments, we aggregate operating segments based on their similar economic and operating characteristics.

In the Industrial Technologies and Services segment, the Company designs, manufactures, markets and services a broad range of compression and vacuum equipment as well as fluid transfer equipment and loading systems. The Company's compression and vacuum products are used worldwide in industrial manufacturing, transportation, chemical processing, food and beverage production, clean energy, environmental and other applications. In addition to equipment sales, the Company offers a broad portfolio of service options tailored to customer needs and complete range of aftermarket parts, air treatment equipment, controls and other accessories. The Company's engineered loading systems and fluid transfer equipment ensure the safe handling and transfer of crude oil, liquefied natural gas, compressed natural gas, chemicals, and bulk materials.

In the Precision and Science Technologies segment, the Company designs, manufactures and markets a broad range of specialized positive displacement pumps, fluid management equipment, single-use powder handling systems, and contract design and production services for silicone, thermoplastic, and specialty components and assemblies for medical devices. These products are used in medical, laboratory, industrial manufacturing, water and wastewater, chemical processing, clean energy, food and beverage, agriculture and other markets. The Company's products are used for a diverse set of applications including precision dosing, liquid and solid transfer, dispensing, gas compression, gas sampling, pressure management, flow control, and powder handling, amongst other applications. The Company sells primarily through a broad global network of specialized and national distributors and original equipment manufacturers who integrate the Company's products into their devices and systems.

Ingersoll Rand's Chief Operating Decision Maker ("CODM") is our Chief Executive Officer. The CODM evaluates the performance of the Company's segments based on Segment Adjusted EBITDA. The CODM closely monitors the Segment Adjusted EBITDA of each segment to evaluate past performance and actions required to improve profitability. Inter-segment sales and transfers are not significant. Certain administrative expenses related to the Company's corporate offices and shared service centers in the United States and Europe, which includes transaction processing, accounting and other business support functions, are allocated to the segments and are included in Segment selling and administrative expenses. Certain other administrative expenses, including senior management compensation, treasury, internal audit, tax compliance, certain information technology, and other corporate functions, are not allocated to the segments to determine Segment Adjusted EBITDA.

The following table provides summarized information about the Company's operations by reportable segment and reconciles Segment Adjusted EBITDA to Income Before Income Taxes for the years ended December 31, 2025, 2024 and 2023.

	Industrial Technologies and Services			Precision and Science Technologies			Total		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Revenue	$6,056.4	$5,818.1	$5,632.8	1,594.5	1,416.9	1,243.3	$7,650.9	$7,235.0	$6,876.1
Segment cost of sales[1]	3,346.8	3,193.3	3,225.0	825.6	736.2	648.8	4,172.4	3,929.5	3,873.8
Segment selling and administrative expenses[2]	963.5	868.5	818.5	291.2	264.6	222.5	1,254.7	1,133.1	1,041.0
Other segment items[3]	(1.8)	1.5	2.0	(0.3)	(2.7)	(0.8)	(2.1)	(1.2)	1.2
Segment Adjusted EBITDA	$1,747.9	$1,754.8	$1,587.3	478.0	418.8	372.8	2,225.9	2,173.6	1,960.1

(1) Segment cost of sales excludes adjustments to LIFO inventories, depreciation and amortization expense, restructuring and related business transformation costs, acquisition and other transaction related expenses and non-cash charges.

(2) Segment selling and administrative expenses excludes depreciation and amortization expense, restructuring and related business transformation costs, acquisition and other transaction related expenses and non-cash charges.

(3) Other miscellaneous segment expenses.

	2025	2024	2023
Total Segment Adjusted EBITDA	$ 2,225.9	$ 2,173.6	$ 1,960.1
Less items to reconcile Segment Adjusted EBITDA to Income Before Income Taxes:			
Corporate expenses not allocated to segments	132.1	155.5	173.3
Interest expense	253.9	213.2	156.7
Depreciation and amortization expense[1]	501.3	478.0	455.4
Impairment of goodwill and other intangible assets	273.4	13.9	—
Restructuring and related business transformation costs[2]	51.7	32.3	22.9
Acquisition and other transaction related expenses and non-cash charges[3]	26.0	59.8	63.9
Stock-based compensation	53.0	58.8	51.9
Foreign currency transaction losses, net	18.6	3.2	5.1
Loss on extinguishment of debt	—	3.0	13.5
Adjustments to LIFO inventories	17.8	6.7	12.0
Cybersecurity incident costs[4]	(1.3)	0.5	2.3
Loss on asbestos sale	—	58.8	—
Interest income on cash and cash equivalents	(30.0)	(43.3)	(28.8)
Other adjustments[5]	(5.9)	0.4	0.8
Income Before Income Taxes	$ 935.3	$ 1,132.8	$ 1,031.1

(1) Depreciation and amortization expense excludes $4.5 million, $4.0 million and $3.7 million of depreciation of rental equipment for the years ended December 31, 2025, 2024 and 2023, respectively.
(2) Restructuring and related business transformation costs consist of the following.

	2025	2024	2023
Restructuring charges	$ 51.4	$ 31.2	$ 19.9
Facility reorganization, relocation and other costs	0.3	1.1	3.0
Total restructuring and related business transformation costs	$ 51.7	$ 32.3	$ 22.9

(3) Represents costs associated with successful and abandoned acquisitions, including third-party expenses, post-closure integration costs and non-cash charges and credits arising from fair value purchase accounting adjustments.
(4) Represents expected non-recoverable costs associated with a cybersecurity event, net of insurance recoveries.
(5) Includes (i) pension and other postretirement benefits ("OPEB") plan costs other than service cost and (ii) other miscellaneous adjustments.

The following tables provide summarized information about the Company's reportable segments.

Depreciation and Amortization Expense

	2025	2024	2023
Industrial Technologies and Services	$ 282.1	$ 296.0	$ 313.8
Precision and Science Technologies	219.1	177.1	135.4
Corporate and other	4.6	8.9	9.9
Total depreciation and amortization expense	$ 505.8	$ 482.0	$ 459.1

Capital Expenditures

	2025	2024	2023
Industrial Technologies and Services	$ 92.5	$ 83.0	$ 83.9
Precision and Science Technologies	36.9	21.3	18.5
Corporate and other	6.2	44.8	3.0
Total capital expenditures	$ 135.6	$ 149.1	$ 105.4

Identifiable Assets

	2025	2024
Industrial Technologies and Services	$ 11,266.4	$ 10,369.6
Precision and Science Technologies	5,656.4	5,884.1
Corporate and other	1,374.4	1,756.1
Total identifiable assets	$ 18,297.2	$ 18,009.8

The following table presents property, plant and equipment, net by geographic region for the years ended December 31, 2025, and 2024.

	2025	2024
United States	$ 383.8	$ 381.8
Other Americas	50.1	38.1
Total Americas	433.9	419.9
EMEIA[1]	328.3	256.5
China	149.9	152.3
Other Asia Pacific	18.2	13.4
Total Asia Pacific	168.1	165.7
Total	$ 930.3	$ 842.1

    (1)   Europe, Middle East, India and Africa ("EMEIA")

Note 24:   Earnings Per Share

The calculation of earnings per share is based on the weighted-average number of the Company's shares outstanding for the applicable period. The calculation of diluted earnings per share reflects the effect of all potentially dilutive shares that were outstanding during the respective periods, unless the effect of doing so is antidilutive. The Company uses the treasury stock method to calculate the dilutive effect of outstanding share-based compensation awards. The number of weighted-average shares outstanding used in the computations of basic and diluted earnings per share for the years ended December 31, 2025, 2024 and 2023 were as follows.

	2025	2024	2023
Weighted-average shares outstanding - Basic	398.1	403.4	404.8
Dilutive effect of outstanding share-based compensation awards	2.9	3.8	4.2
Weighted-average shares outstanding - Diluted	401.0	407.2	409.0

For the years ended December 31, 2025, 2024 and 2023, there were 1.1 million, 0.5 million and 1.3 million anti-dilutive shares that were not included in the computation of diluted earnings per share, respectively.

Note 25:   Equity Method Investment

The Company previously sold its majority interest in the legacy High Pressure Solutions ("HPS") upstream oil and gas business while retaining a 45% common equity interest. The Company expects to maintain its minority investment indefinitely and is unable to estimate when this interest may be disposed.

The Company accounts for this investment as an equity method investment and evaluates the investment each reporting period for evidence of a loss in value. During the second quarter of 2025, the Company received an updated long-term forecast which indicated a decline in value that was determined to be other than temporary. A valuation of the investment was performed using a discounted cash flow model. After completing its impairment assessment, management determined that the carrying amount exceeded its estimated fair value and the assumptions that most significantly affected the fair value determination included projected cash flows and the discount rate which were unobservable inputs. As a result, the Company recognized an impairment charge of $120.9 million in the three month period ended June 30, 2025, which is included in "Loss on equity method investments" on our Consolidated Statement of Operations. The carrying value of this equity method investment was $0.0 million and $128.6 million at December 31, 2025 and December 31, 2024, respectively, and is included in "Other assets" in our Consolidated Balance Sheets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Ingersoll Rand Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ingersoll Rand Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

As described in Management's Report on Internal Control Over Financial Reporting, management excluded an assessment of the effectiveness of the Company's internal control over financial reporting related to several businesses acquired during the year ended December 31, 2025 disclosed in Note 3 to the financial statements. Those businesses represented approximately 1% of the Company's consolidated total assets (excluding goodwill and intangibles which were included in management's assessment of internal control over financial reporting as of December 31, 2025) and less than 3% of the consolidated total revenues as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting related to those acquisitions.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment – Refer to Note 8 to the Financial Statements

Critical Audit Matter Description

Management assesses goodwill at least annually as of October 1 for impairment, or more frequently if certain events or circumstances warrant. During the second quarter of 2025, certain organizational changes occurred that impacted the composition of all reporting units within the Precision and Science Technologies segment. As a result of these changes, the Company performed interim goodwill impairment tests for reporting units in this segment and recognized a non-cash impairment of $170.3 million to reduce the carrying value of goodwill for the BioPharma reporting unit. The Company's evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. The Company determines the fair value of its reporting units using a combination of a discounted cash flow model (75%) and the market approach (25%). The determination of the fair value using the discounted cash flow model requires management to make significant estimates and assumptions related to estimated future revenues, estimated future EBITDA, and discount rates. The determination of the fair value using the market approach requires management to make significant estimates and assumptions related to selection of valuation multiples. Changes in those estimates and assumptions related to goodwill could have a significant impact on either the fair value, the amount of any impairment charge, or both.

We identified the Company's impairment evaluation of goodwill in the BioPharma reporting unit in the second quarter of 2025 as a critical audit matter because of the level of judgment that management needed to exercise in estimating future revenues and EBITDA and in determining the appropriate valuation multiples and the discount rate. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to estimated future revenues, estimated future EBITDA, valuation multiples, and discount rate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included the following, among others:

- We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's determination of the fair values of the reporting unit, including those over the estimation of future revenues and EBITDA, and the selection of valuation multiples and discount rate.
- We evaluated the reasonableness of management's estimated future revenues and estimated future EBITDA by:
  - Comparing the estimates to historical results;
  - Inquiry with non-accounting personnel;
  - Corroborating assumptions and estimates underlying the estimates with internal communications to executive management and the Board of Directors; and
  - Comparing the estimates to information included in analyst and industry reports for the Company and selected peer companies in its peer group and current economic trends.
- With the assistance of our fair value specialists, we evaluated the valuation multiples and discount rate, including testing the underlying market-based source information and the mathematical accuracy of the calculations, developing a range of independent valuation assumptions and comparing those to the discount rate selected by management, and assessing the selection of valuation multiples.

/s/ DELOITTE & TOUCHE LLP

Charlotte, NC

February 17, 2026

We have served as the Company's auditor since 2013.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2025. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Consistent with guidance issued by the SEC that an assessment of a recently acquired business may be omitted from management's report on internal control over financial reporting in the year of acquisition, management excluded an assessment of the effectiveness of the Company's internal control over financial reporting related to several businesses acquired during the year ended December 31, 2025 as disclosed in Note 3 to the consolidated financial statements. These businesses represented approximately 1% of the Company's consolidated total assets (excluding goodwill and intangibles which were included in management's assessment of internal control over financial reporting as of December 31, 2025) and less than 3% of the consolidated total revenues as of and for the year ended December 31, 2025. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2025.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent and detect misstatements. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of the changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Consistent with guidance issued by the SEC that an assessment of a recently acquired business may be omitted from management's report on internal control over financial reporting in the year of acquisition, management excluded an assessment of the effectiveness of the Company's internal control over financial reporting related to several businesses acquired during the year ended December 31, 2025 as disclosed in Note 3 to the consolidated financial statements. These businesses represented approximately 1% of the Company's consolidated total assets (excluding goodwill and intangibles which were included in management's assessment of internal control over financial reporting as of December 31, 2025) and less than 3% of the consolidated total revenues as of and for the year ended December 31, 2025.

Based on that evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this Form 10-K, and, as part of their audit, has issued its attestation report, included herein, on the effectiveness of our internal control over financial reporting. See "Report of Independent Registered Public Accounting Firm" in Part II, Item 8. Financial Statements and Supplementary Data in this Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes in our "internal control over financial reporting" as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Arrangements

During the quarter ended December 31, 2025, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, terminated, or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Code of Conduct

The Company has adopted a Code of Conduct that applies to all of the Company's directors, officers (including the principal executive officer, principal financial officer, principal accounting officer, or controller and persons performing similar functions) and employees. The Code of Conduct sets forth our policies and expectations on a number of topics, including conflicts of interest, corporate opportunities, confidentiality, compliance with laws (including insider trading laws), use of our assets and business conduct and fair dealing. This Code of Conduct also satisfies the requirements for a code of ethics, as defined by Item 406 of Regulation S-K promulgated by the SEC. The Code of Conduct may be found on our website at www.irco.com under Investors: Governance: Governance Documents & Charters: Code of Conduct. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Conduct on our website rather than by filing a Current Report on Form 8-K.

The remaining information required by this Item will be included in our definitive proxy statement for the 2026 Annual Meeting of Stockholders and is incorporated herein by reference. We will file such definitive proxy statement with the SEC pursuant to Regulation 14A within 120 days of the fiscal year ended December 31, 2025.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be included in our definitive proxy statement for the 2026 Annual Meeting of Stockholders and is incorporated herein by reference. We will file such definitive proxy statement with the SEC pursuant to Regulation 14A within 120 days of the fiscal year ended December 31, 2025.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except as set forth below, the information required by this Item will be included in our definitive proxy statement for the 2026 Annual Meeting of Stockholders and is incorporated herein by reference. We will file such definitive proxy statement with the SEC pursuant to Regulation 14A within 120 days of the fiscal year ended December 31, 2025.

Equity Compensation Plan Information

The following table provides information as of December 31, 2025 about our common stock that may be issued pursuant to awards granted to employees, consultants or directors under all of our existing equity compensation plans including our 2013 Stock Incentive Plan and 2017 Omnibus Incentive Plan. All equity compensation plans are described more fully in Note 18 "Stock-Based Compensation Plans" to our audited consolidated financial statements included elsewhere in this Form 10-K.

Plan Category	Number of Securities to be issued upon Exercise of Outstanding Options, Warrants And Rights[1]	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights[2]	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities reflected in the first column)[3]
Equity compensation plans approved by securityholders	6,899,712	$ 49.83	5,192,666

(1) Total includes 555,677 stock options under the Company's 2013 Stock Incentive Plan and 3,758,584 stock options and 2,585,451 restricted stock units under the Company's 2017 Omnibus Incentive Plan. The restricted stock units are based on the maximum number of shares issuable under restricted stock units that are subject to performance conditions.

(2) The weighted average exercise price relates only to stock options. The calculation of the weighted average exercise price does not include outstanding equity awards that are received or exercised for no consideration.

(3) These shares are available for grant as of December 31, 2025 under the Company's 2017 Omnibus Incentive Plan. This includes 8,550,000 shares initially authorized for issuance under the Company's 2017 Omnibus Incentive Plan, 11,000,000 shares authorized for issuance under the Company's 2017 Omnibus Incentive Plan as part of the merger with Ingersoll Rand Industrial and shares subject to awards under the Company's 2013 Stock Incentive Plan that expired or were otherwise forfeited or terminated in accordance with their terms without the delivery of shares of the Company's common stock in settlement thereof.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included in our definitive proxy statement for the 2026 Annual Meeting of Stockholders and is incorporated herein by reference. We will file such definitive proxy statement with the SEC pursuant to Regulation 14A within 120 days of the fiscal year ended December 31, 2025.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item will be included in our definitive proxy statement for the 2026 Annual Meeting of Stockholders and is incorporated herein by reference. We will file such definitive proxy statement with the SEC pursuant to Regulation 14A within 120 days of the fiscal year ended December 31, 2025.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

The consolidated financial statements listed in the accompanying index to consolidated financial statements are filed as part of this Annual Report on Form 10-K.

All financial statement schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the consolidated financial statements and notes thereto.

The exhibits listed in the accompanying exhibit index are filed as part of this Annual Report on Form 10-K.

Index to Consolidated Financial Statements

Exhibits

Exhibit Number	Exhibit Description
3.1	Restated Certificate of Incorporation of Ingersoll Rand Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on June 21, 2021)
3.2	Third Amended and Restated Bylaws of Ingersoll Rand Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q filed on November 3, 2023)
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to the Registrant's Registration Statement on Form S-1 filed on May 3, 2017)
4.2	Description of Ingersoll Rand Inc.'s Securities (incorporated by reference to Exhibit 4.2 to the Registrant's Annual Report on Form 10-K filed on February 23, 2024)
4.3	Base Indenture, dated as of August 14, 2023, among Ingersoll Rand Inc. and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on August 14, 2023).
4.4	2028 Notes Supplemental Indenture No. 1, dated as of August 14, 2023, among Ingersoll Rand Inc. and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on August 14, 2023).
4.5	2033 Notes Supplemental Indenture No. 1, dated as of August 14, 2023, among Ingersoll Rand Inc. and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed on August 14, 2023).
4.6	Form of Global Note for 5.400% Senior Notes due 2028 (included in Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on August 14, 2023 and incorporated by reference herein).
4.7	Form of Global Note for 5.700% Senior Notes due 2033 (included in Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed on August 14, 2023 and incorporated by reference herein).
4.8	Third Supplemental Indenture, dated as of May 10, 2024, among Ingersoll Rand Inc. and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on May 10, 2024).
4.9	Form of Global Note for 5.197% Senior Notes due 2027 (included in Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on May 10, 2024 and incorporated by reference herein).
4.10	Form of Global Note for 5.176% Senior Notes due 2029 (included in Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on May 10, 2024 and incorporated by reference herein).
4.11	Form of Global Note for 5.314% Senior Notes due 2031 (included in Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on May 10, 2024 and incorporated by reference herein).
4.12	Form of Global Note for 5.450% Senior Notes due 2034 (included in Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on May 10, 2024 and incorporated by reference herein).
4.13	Form of Global Note for 5.700% Senior Notes due 2054 (included in Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on May 10, 2024 and incorporated by reference herein).
10.1†	2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017)
10.2†	Form of Management Stockholder's Agreement (incorporated by reference to Exhibit 10.13 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017)
10.3†	Form of Director Stock Option Agreement under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries (incorporated by reference to Exhibit 10.16 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017)
10.4†	Form of Management Stock Option Agreement (May 2016, 3 year vesting) under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries (incorporated by reference to Exhibit 10.19 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017)
10.5†	Form of Management Stock Option Agreement (December 2016) under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries (incorporated by reference to Exhibit 10.21 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017)
10.6†	Form of Amendment to Stock Option Agreement or Stock Appreciation Right Agreement under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries (incorporated by reference to Exhibit 10.22 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017)
10.7†	Offer Letter, dated November 25, 2013, between Gardner Denver, Inc. and Andy Schiesl (incorporated by reference to Exhibit 10.31 to the Registrant's Registration Statement on Form S-1 filed on February 28, 2017)

10.8†	Employment Agreement, dated September 1, 2022, between Ingersoll Rand Inc. and Vicente Reynal (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on November 4, 2022)
10.9†	Ingersoll Rand Inc. Amended and Restated 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-8 filed on March 2, 2020)
10.10†	First Amendment to Ingersoll Rand Inc. Amended and Restated 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on April 30, 2021)
10.11†	Form of Stock Option Grant Notice and Agreement under the Gardner Denver Holdings, Inc. 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.42 to the Registrant's Annual Report on Form 10-K filed on February 16, 2018)
10.12†	Gardner Denver, Inc. Supplemental Excess Defined Contribution Plan (January 1, 2019 Restatement) (incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on Form 10-K filed on February 27, 2019)
10.13†	Form of Stock Option Grant Notice and Agreement under the Ingersoll Rand Inc. Amended and Restated 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.16 to the Registrant's Quarterly Report on Form 10-Q filed on May 15, 2020)
10.14†	Form of Restricted Stock Unit Grant Notice and Agreement (4-yr vesting) (2022) under the Ingersoll Rand Inc. Amended and Restated 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.56 to the Registrant's Annual Report on Form 10-K filed on February 25, 2022)
10.15†	Form of Stock Option Grant Notice and Agreement (2022) under the Ingersoll Rand Inc. Amended and Restated 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.57 to the Registrant's Annual Report on Form 10-K filed on February 25, 2022)
10.16†	Form of Performance Stock Unit Grant Notice and Agreement (2022) under the Ingersoll Rand Inc. Amended and Restated 2017 Omnibus Incentive Plan
10.17†	Performance Stock Unit Grant Notice and Agreement, dated September 1, 2022, between Ingersoll Rand Inc. and Vicente Reynal (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on November 4, 2022)
10.18†	Form of Stock Option Grant Notice and Agreement (5-yr vesting) for Vicente Reynal (2023) under the Ingersoll Rand Inc. Amended and Restated 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit A to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on November 4, 2022)
10.19†	Ingersoll Rand Inc. Executive Change in Control & Severance Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on July 31, 2025)
10.20†	Form of Director Restricted Stock Unit Grant Notice and Agreement under the Ingersoll Rand Inc. Amended and Restated 2017 Omnibus Incentive Plan
10.21†	Form of Performance Stock Unit Grant Notice and Agreement (2026) under the Ingersoll Rand Inc. Amended and Restated 2017 Omnibus Incentive Plan
10.22	Credit Agreement, dated as of May 10, 2024, by and among Ingersoll Rand Inc., the lenders party thereto and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 10, 2024)
19.1	Ingersoll Rand Inc. Securities Trading Policy (incorporated by reference to Exhibit 19.1 to the Registrant's Annual Report on Form 10-K filed on February 19, 2025)
21	Subsidiaries of Ingersoll Rand Inc. as of December 31, 2025
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a)
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a)
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
97.1	Ingersoll Rand Inc. Incentive Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 to the Registrant's Annual Report on Form 10-K filed on February 23, 2024)
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit 101)

†   Identifies exhibits that consists of a management contract or compensatory plan or arrangement.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf on the 17th day of February 2026, by the undersigned, thereunto duly authorized.

Ingersoll Rand Inc.

By: /s/ Vicente Reynal

Name: Vicente Reynal

Title: Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on the 17th day of February 2026, by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Capacity
/s/ Vicente Reynal Vicente Reynal	Chairman of the Board and Chief Executive Officer (Principal Executive Officer), Director
/s/ Vikram U. Kini Vikram U. Kini	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Michael J. Scheske Michael J. Scheske	Vice President and Chief Accounting Officer (Principal Accounting Officer)
/s/ William P. Donnelly William P. Donnelly	Director
/s/ Jerome Guillen Jerome Guillen	Director
/s/ Jennifer Hartsock Jennifer Hartsock	Director
/s/ John Humphrey John Humphrey	Director
/s/ Marc E. Jones Marc E. Jones	Director
/s/ Aurobind Satpathy Aurobind Satpathy	Director
/s/ JoAnna L. Sohovich JoAnna L. Sohovich	Director
/s/ Mark P. Stevenson Mark P. Stevenson	Director
/s/ Michelle Swanenburg Michelle Swanenburg	Director

Annex A

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report contains ''forward-looking statements'' within the meaning of the ''safe harbor provisions'' of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts included in this Annual Report, including statements concerning our plans, objectives, goals, beliefs, business strategies, future events, business conditions, results of operations, financial position, business outlook, business trends and other information, may be forward-looking statements. Words such as ''estimates,'' ''expects,'' ''contemplates,'' ''will,'' ''anticipates,'' ''projects,'' ''plans,'' ''intends,'' ''believes,'' ''forecasts,'' ''may,'' ''should,'' and variations of such words or similar expressions are intended to identify forward-looking statements. The forward-looking statements are not historical facts, and are based upon our current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs, estimates and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management's expectations, beliefs, estimates, and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties, and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this Annual Report. Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors set forth in our Annual Report on Form 10-K as such factors may be updated from time to time in our periodic filings with the SEC, which are available on the SEC's website at http://www.sec.gov. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Any forward-looking statements speak only as of the date of this Annual Report and we undertake no obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

In addition to consolidated GAAP financial measures, Ingersoll Rand reviews various non-GAAP financial measures, including ''Adjusted EBITDA,'' ''Adjusted EBITDA Margin,'' ''Adjusted Diluted EPS,'' ''Supplemental Adjusted EBITDA,'' ''Supplemental Adjusted Revenue,'' ''Supplemental Adjusted EBITDA Margin,'' ''Free Cash Flow,'' ''Free Cash Flow Margin,'' and ''Adjusted Free Cash Flow.''

Ingersoll Rand believes Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Supplemental Adjusted EBITDA, Supplemental Adjusted Revenue, and Supplemental Adjusted EBITDA Margin are helpful supplemental measures to assist management and investors in evaluating the Company's operating results as they exclude certain items that are unusual in nature or whose fluctuation from period to period do not necessarily correspond to changes in the operations of Ingersoll Rand's business. Ingersoll Rand believes Supplemental Adjusted EBITDA, Supplemental Adjusted Revenue, and Supplemental Adjusted EBITDA Margin are helpful supplemental measures to assist management and investors in evaluating the Company's operating results as it provides supplemental information about the Company's financial performance for 2020 on a combined basis as if the Merger had occurred on January 1, 2019.

Adjusted EBITDA represents net income before interest, taxes, depreciation, amortization and certain non-cash, non-recurring and other adjustment items. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Revenue. Adjusted Diluted EPS is defined as Adjusted Net Income Attributable to Ingersoll Rand Inc. divided by Adjusted Diluted Average Shares Outstanding. Ingersoll Rand believes that the adjustments applied in presenting Adjusted EBITDA and Adjusted Diluted EPS are appropriate to provide additional information to investors about certain material non-cash items and about non-recurring items that the Company does not expect to continue at the same level in the future.

Supplemental Adjusted EBITDA represents Adjusted EBITDA as if the Merger had occurred on January 1, 2019. Ingersoll Rand believes that the adjustments applied in presenting Adjusted EBITDA and Supplemental Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about non-recurring items that the Company does not expect to continue at the same level in the future. Supplemental Adjusted Revenue represents revenue for the Company as if the Merger had occurred on January 1, 2019.

Ingersoll Rand uses Free Cash Flow, Free Cash Flow Margin, and Adjusted Free Cash Flow to review the liquidity of its operations. Ingersoll Rand measures Free Cash Flow as cash flows from operating activities less capital expenditures, and Adjusted Free Cash Flow as cash flows from operating activities less capital expenditures and other adjustments. Free Cash Flow Margin is defined as Free Cash Flow divided by Revenue. Ingersoll Rand believes Free Cash Flow, Free Cash Flow Margin, and Adjusted Free Cash Flow are useful supplemental financial measures for management and investors in assessing the Company's ability to pursue business opportunities and investments and to service its debt. Free Cash Flow and Adjusted Free Cash Flow are not measures of our liquidity under GAAP and should not be considered as an alternative to cash flows from operating activities.

Management and Ingersoll Rand's board of directors regularly use these measures as tools in evaluating the Company's operating and financial performance and in establishing discretionary annual compensation. Such measures are provided in addition to, and should not be considered to be a substitute for, or superior to, the comparable measures under GAAP. In addition, Ingersoll Rand believes that Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Free Cash Flow, Free Cash Flow Margin, and Adjusted Free Cash Flow are frequently used by investors and other interested parties in the evaluation of issuers, many of which also present Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Free Cash Flow, Free Cash Flow Margin, and Adjusted Free Cash Flow when reporting their results in an effort to facilitate an understanding of their operating and financial results and liquidity.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Supplemental Adjusted EBITDA, Supplemental Adjusted Revenue, Supplemental Adjusted EBITDA Margin, Free Cash Flow, Free Cash Flow Margin and Adjusted Free Cash Flow should not be considered as alternatives to net income, diluted earnings per share or any other performance measure derived in accordance with GAAP, or as alternatives to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Supplemental Adjusted EBITDA, Supplemental Adjusted Revenue, Supplemental Adjusted EBITDA Margin, Free Cash Flow, Free Cash Flow Margin, and Adjusted Free Cash Flow have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing Ingersoll Rand's results as reported under GAAP.

Reconciliations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Supplemental Adjusted EBITDA, Supplemental Adjusted Revenue, Supplemental Adjusted EBITDA Margin, Free Cash Flow, Free Cash Flow Margin, and Adjusted Free Cash Flow to their most comparable U.S. GAAP financial metrics for historical periods are presented in the tables below.

INGERSOLL RAND INC. AND SUBSIDIARIES
ADJUSTED FINANCIAL INFORMATION
(Dollars in millions)

	FOR THE YEARS ENDED DECEMBER 31,				
	2025	**2024**	**2023**	**2022**	**2021**
Revenues	$7,650.9	$7,235.0	$6,876.1	$5,916.3	$5,152.4
Adjusted EBITDA	$2,093.8	$2,018.1	$1,786.8	$1,434.8	$1,191.9
Adjusted EBITDA Margin	27.4%	27.9%	26.0%	24.3%	23.1%
Adjusted Diluted EPS	$3.34	$3.29	$2.96	$2.36	$2.09
Free Cash Flow	$1,220.1	$1,247.6	$1,272.0	$770.8	$563.7
Free Cash Flow Margin	15.9%	17.2%	18.5%	13.0%	10.9%

INGERSOLL RAND INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA AND ADJUSTED NET INCOME AND CASH
FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS TO FREE CASH FLOW
(Unaudited; in millions)

			FOR THE YEARS ENDED DECEMBER 31,		
	2025	**2024**	**2023**	**2022**	**2021**
Net Income	$ 588.8	$ 846.3	$ 785.1	$ 608.5	$ 565.0
Less: Income from discontinued operations	—	—	—	0.5	121.0
Less: Income tax benefit (provision) from discontinued operations	—	—	—	14.7	(79.4)
Income from Continuing Operations, Net of Tax	588.8	846.3	785.1	593.3	523.4
Plus:					
Interest expense	253.9	213.2	156.7	103.2	87.7
Provision (benefit) for income taxes	219.4	262.5	240.0	149.6	(21.8)
Depreciation expense	113.8	105.0	87.9	81.8	85.1
Amortization expense	387.5	373.0	367.5	347.6	332.9
Impairment of intangible assets	273.4	13.9	—	—	—
Restructuring and related business transformation costs	51.7	32.3	22.9	32.3	18.8
Acquisition and other transaction related expenses and non-cash charges	26.0	59.8	63.9	40.7	65.2
Stock-based compensation	53.0	58.8	51.9	85.6	95.9
Foreign currency transaction losses (gains), net	18.6	3.2	5.1	(5.9)	(12.0)
Loss (income) on equity method investments	127.1	24.0	6.0	(0.7)	11.4
Loss on extinguishment of debt	—	3.0	13.5	1.1	9.0
Adjustments to LIFO inventories	17.8	6.7	12.0	36.1	33.2
Cybersecurity incident costs	(1.3)	0.5	2.3	—	—
Loss on asbestos sale	—	58.8	—	—	—
Gain on settlement of post-acquisition contingencies	—	—	—	(6.2)	(30.1)
Interest income on cash and cash equivalents	(30.0)	(43.3)	(28.8)	(8.0)	—
Other adjustments	(5.9)	0.4	0.8	(15.7)	(6.8)
Adjusted EBITDA	$2,093.8	$2,018.1	$1,786.8	$1,434.8	$1,191.9
Minus:					
Interest expense	253.9	213.2	156.7	103.2	87.7
Income tax provision, as adjusted	397.9	385.2	345.2	267.3	120.7
Depreciation expense	113.8	105.0	87.9	81.8	85.1
Amortization of non-acquisition related intangible assets	10.1	8.7	10.0	18.8	17.0
Interest income on cash and cash equivalents	(30.0)	(43.3)	(28.8)	(8.0)	—
Adjusted Net Income	$1,348.1	$1,349.3	$1,215.8	$ 971.7	$ 881.4
Free Cash Flow:					
Cash flows from operating activities from continuing operations	1,355.7	1,396.7	1,377.4	865.4	627.8
Minus:					
Capital expenditures	135.6	149.1	105.4	94.6	64.1
Free Cash Flow	$1,220.1	$1,247.6	$1,272.0	$ 770.8	$ 563.7

INGERSOLL RAND INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME ATTRIBUTABLE TO
INGERSOLL RAND INC. AND ADJUSTED DILUTED EARNINGS PER SHARE
(Unaudited; in millions)

	FOR THE YEARS ENDED DECEMBER 31,		
	2025	**2024**	**2023**
Net Income	$ 588.8	$ 846.3	$ 785.1
Plus:			
Provision for income taxes	219.4	262.5	240.0
Amortization of acquisition related intangible assets	377.4	364.3	357.5
Impairment of intangible assets	273.4	13.9	—
Restructuring and related business transformation costs	51.7	32.3	22.9
Acquisition and other transaction related expenses and non-cash charges	26.0	59.8	63.9
Stock-based compensation	53.0	58.8	51.9
Foreign currency transaction losses (gains), net	18.6	3.2	5.1
Loss on equity method investments	127.1	24.0	6.0
Loss on extinguishment of debt	—	3.0	13.5
Adjustments to LIFO inventories	17.8	6.7	12.0
Cybersecurity incident costs	(1.3)	0.5	2.3
Loss on asbestos sale	—	58.8	—
Other adjustments	(5.9)	0.4	0.8
Minus:			
Income tax provision, as adjusted	397.9	385.2	345.2
Adjusted Net Income	1,348.1	1,349.3	1,215.8
Less: Net income attributable to noncontrolling interest	7.4	7.7	6.4
Adjusted Net Income Attributable to Ingersoll Rand Inc.	$1,340.7	$1,341.6	$1,209.4
Adjusted Basic Earnings Per Share[1]	$ 3.37	$ 3.33	$ 2.99
Adjusted Diluted Earnings Per Share[2]	$ 3.34	$ 3.29	$ 2.96
Average shares outstanding:			
Basic, as reported	398.1	403.4	404.8
Diluted, as reported	401.0	407.2	409.0
Adjusted diluted[2]	401.0	407.2	409.0

1. Basic and diluted earnings per share (as reported) are calculated by dividing net income attributable to Ingersoll Rand Inc. by the basic and diluted average shares outstanding for the respective periods.

2. Adjusted diluted share count and adjusted diluted earnings per share include incremental dilutive shares, using the treasury stock method, which are added to average shares outstanding.

INGERSOLL RAND INC. AND SUBSIDIARIES
RECONCILIATION OF DILUTED NET INCOME PER SHARE TO
ADJUSTED DILUTED EARNINGS PER SHARE
(Unaudited; in millions, except per share amounts)

	FOR THE YEARS ENDED DECEMBER 31,	
	2022	2021
Diluted Net Income Per Share (As Reported)[1]	$ 1.47	$ 1.34
Less: Diluted Net Income Per Share from Discontinued Operations (As Reported)[1]	0.04	0.10
Diluted Net Income Per Share from Continuing Operations (As Reported)[1]	1.44	1.24
Plus:		
Provision (benefit) for income taxes	0.36	(0.05)
Amortization of acquisition related intangible assets	0.80	0.75
Restructuring and related business transformation costs	0.08	0.05
Acquisition related expenses and non-cash charges	0.10	0.15
Stock-based compensation	0.21	0.23
Foreign currency transaction gains, net	(0.01)	(0.03)
Loss on equity method investments	—	0.03
Loss on extinguishment of debt	—	0.02
Adjustments to LIFO inventories	0.09	0.08
Gain on settlement of post-acquisition contingencies	(0.02)	(0.07)
Other adjustments	(0.04)	(0.02)
Minus:		
Income tax provision, as adjusted	0.65	0.29
Adjusted Diluted Earnings Per Share[2]	$ 2.36	$ 2.09
Average shares outstanding:		
Basic, as reported	405.3	414.8
Diluted, as reported	410.2	421.2
Adjusted diluted[2]	410.2	421.2

1. Basic and diluted earnings per share (as reported) are calculated by dividing net income attributable to Ingersoll Rand Inc. by the basic and diluted average shares outstanding for the respective periods.

2. Adjusted diluted share count and adjusted diluted earnings per share include incremental dilutive shares, using the treasury stock method, which are added to average shares outstanding.

INGERSOLL RAND INC. AND SUBSIDIARIES
RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS TO
ADJUSTED CASH FLOW FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW
(Unaudited; in millions)

	FOR THE YEAR ENDED DECEMBER 31, 2020
Cash Flow from Operating Activities from Continuing Operations	$653.5
Plus:	
Synergy delivery and stand-up related costs	153.4
Adjusted Cash Flow from Operating Activities	806.9
Minus:	
Capital expenditures	42.0
Adjusted Free Cash Flow	$764.9

INGERSOLL RAND INC. AND SUBSIDIARIES
SUPPLEMENTAL ADJUSTED COMBINED FINANCIAL INFORMATION
(Unaudited; in millions)

	FOR THE YEAR ENDED DECEMBER 31, 2020
Ingersoll Rand	
Supplemental Adjusted Revenue (non-GAAP)	$4,344.4
Supplemental Adjusted EBITDA (non-GAAP)	$ 933.9
Supplemental Adjusted EBITDA Margin (non-GAAP)	21.5%

INGERSOLL RAND INC. AND SUBSIDIARIES
SUPPLEMENTAL ADJUSTED COMBINED FINANCIAL INFORMATION
RECONCILIATION OF GAAP REVENUE TO SUPPLEMENTAL ADJUSTED REVENUE BY SEGMENT AND FOR THE COMPANY
(Unaudited; in millions)

	FOR THE YEAR ENDED DECEMBER 31, 2020		
	GAAP REVENUE	ADJUSTMENTS[1]	SUPPLEMENTAL ADJUSTED REVENUE
Segment			
Industrial Technologies & Services	$3,248.2	$291.8	$3,540.0
Precision & Science Technologies	725.0	79.4	804.4
Total Company	$3,973.2	$371.2	$4,344.4
	ADJUSTED EBITDA	ADJUSTMENTS[1]	SUPPLEMENTAL ADJUSTED EBITDA
Segment			
Industrial Technologies & Services	$759.8	$40.3	$ 800.1
Precision & Science Technologies	220.2	20.4	240.6
Total Segments	$980.0	$60.7	$1,040.7

1. For the year ended December 31, 2020, the "Adjustments" column represents the impact of two months (January and February of 2020) of standalone legacy Ingersoll Rand Industrial Segment activity. As it relates to adjustments to Segment Adjusted EBITDA, these amounts are impacted by the merged Company's corporate costs, a portion of which is allocated to the business segments.

INGERSOLL RAND INC. AND SUBSIDIARIES
SUPPLEMENTAL ADJUSTED COMBINED FINANCIAL INFORMATION
RECONCILIATION OF GAAP NET INCOME (LOSS) TO ADJUSTED EBITDA
AND SUPPLEMENTAL ADJUSTED EBITDA
(Unaudited; in millions)

	FOR THE YEAR ENDED DECEMBER 31, 2020
Net Income (Loss) (GAAP)	$ (32.4)
Less: Income from discontinued operations	26.0
Less: Income tax provision from discontinued operations	(1.6)
Income (loss) from continuing operations, net of tax	(56.8)
Plus[1]:	
Interest expense	111.1
Provision for income taxes	11.4
Depreciation expense	75.3
Amortization expense	335.1
Impairment of intangible assets	19.9
Restructuring and related business transformation costs	88.0
Acquisition related expenses and non-cash charges	181.5
Stock-based compensation	47.0
Foreign currency transaction losses, net	18.6
Loss on extinguishment of debt	2.0
Shareholder litigation settlement recoveries	—
Adjustments to LIFO inventories	39.8
Other adjustments	5.2
Adjusted EBITDA[1]	878.1
Additional Segment Adjusted EBITDA Adjustments[2]:	
Industrial Technologies & Services	$ 40.3
Precision & Science Technologies	20.4
Incremental corporate expenses not allocated to segments	(4.9)
Supplemental Adjusted EBITDA	933.9

1. These amounts are reported in accordance with US GAAP and have not been adjusted to reflect the pro forma impact of a full quarter of the combined Ingersoll Rand.

2. These "Additional Segment Adjusted EBITDA Adjustments" represent the impact of two months (January and February of 2020) of standalone legacy Ingersoll Rand Industrial Segment activity in the twelve month period ended December 31, 2020. The incremental corporate expenses not allocated to segments represent additional corporate expenses incurred by the Company to operate the combined Ingersoll Rand.

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Corporate Information

Annual Meeting
Ingersoll Rand's annual meeting of stockholders will be held
virtually on Thursday, June 11, 2026, at 10:30 a.m. Eastern Time.
Please go to investors.irco.com for more information.

Transfer Agent/Stockholder Services
Equiniti Trust Company, LLC
P.O. Box 500
Newark, NJ 07101
(800) 937-5449 or (718) 921-8124
helpAST@equiniti.com
www.equiniti.com

Listing of Common Stock
New York Stock Exchange; Symbol – IR

Form 10-K Report/Stockholder Information
A copy of Ingersoll Rand's 2025 Annual Report on Form 10-K
(without exhibits) as filed with the Securities and Exchange
Commission is included in this report. Stockholder information,
including news releases, presentations, webcasts, and SEC
filings is available on Ingersoll Rand's website: www.irco.com.

Independent Registered Public Accounting Firm
Deloitte & Touche LLP

Trademarks
Trademarks appearing in this document
are the property of their respective owners.
© 2026 Ingersoll Rand Inc.
All rights reserved.



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Ingersoll Rand Inc.
525 Harbour Place Drive, #600
Davidson, NC 28036-7444
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